                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-31146
PROSPECTUS
                                2,500,000 Shares

                             [LOGO OF TUT SYSTEMS]

                                  Common Stock
--------------------------------------------------------------------------------

  We are offering 2,500,000 shares of common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "TUTS." On March 23, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $60.00 per share.

  Investing in our shares involves risks. "Risk Factors" begin on page 4.

                                                         Per Share    Total
                                                         --------- ------------
Public Offering Price...................................  $60.00   $150,000,000
Underwriting Discount...................................    3.00      7,500,000
Proceeds, before expenses, to Tut Systems...............   57.00    142,500,000

  We and the selling stockholders have granted the underwriters a 30 day option to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about March 29, 2000.

--------------------------------------------------------------------------------

Lehman Brothers

                             Dain Rauscher Wessels

                                                              Robertson Stephens

March 23, 2000

                    [LOGO OF TUT SYSTEMS, INC. APPEARS HERE]


                  FastCopper(TM), HomeRun(R), and LongRun(TM)

               Core expertise in sending data faster and farther

              HomeRun, the first specification for home networking

       LongRun, enhanced home networking for multiple tenant applications

                       Expresso MDU(TM) and MDU Lite(TM)

           HomeRun and LongRun integrated with multi-service systems
                         for multi-tenant applications

                               Expresso SMS 2000

                   An advanced service platform for providing subscriber management, community webpages, self provisioning, and other services
       for residential and hospitality multi-dwelling unit (MDU) markets

                                   OneGate(R)

                   An advanced service platform for providing service management, firewall, email, virtual private networking, and other services
             to the multi-tenant commercial unit (MCU) marketplace

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Price Range of Common Stock..............................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  27

                                                                            Page
                                                                            ----
Management.................................................................  41
Certain Transactions.......................................................  52
Principal Stockholders.....................................................  54
Description of Capital Stock...............................................  56
Shares Eligible for Future Sale............................................  58
Underwriting...............................................................  59
Legal Matters..............................................................  61
Experts....................................................................  61
Where You Can Find Additional Information About Tut Systems................  62
Index to Financial Statements.............................................. F-1

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

  Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

  This prospectus contains trademarks of Tut Systems, Inc., including "Expresso(TM)," "Expresso GS(TM)," "Expresso MDU(TM)," "MDU Lite(TM)," "HomeRun(R)," "LongRun(TM)," "FastCopper(TM)," "FreeGate(R)," "OneGate(R)," "SmartWire(TM)," "All-Rate DSL(TM)," "IntelliPOP(TM)," "PremGate(TM)" and RiserSmart(TM)." All rights reserved. All other trade names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering appearing elsewhere in this prospectus and in our Consolidated Financial Statements and related notes and other documents incorporated herein by reference.

  Except as otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise the option granted by us and the selling stockholders to purchase additional shares in this offering.

                                  Our Company

  We design, develop and market multi-service broadband access systems that enable service providers to deliver high-speed data access to multi-tenant buildings such as apartments, hotels, and office complexes. We use our proprietary FastCopper technology to deliver a cost-effective, scalable and easy to deploy solution to exploit the underutilized bandwidth of copper telephone wires within these buildings. Our collection of FastCopper technologies includes HomeRun, which was selected as the initial specification for a home networking standard promoted by the Home Phoneline Network Alliance, or Home PNA, and LongRun, a proprietary extension of HomeRun providing superior performance at longer distances. These technologies are deployed through our Expresso high-bandwidth access multiplexers and associated routers. Augmenting our Expresso access multiplexers are products that provide service providers with enhanced capabilities such as subscriber management, firewall protection, virtual private networking, and small business email and web servers.

  As the demand for high-speed Internet access has increased significantly over the last couple of years, we believe that owners and managers of multi-tenant units, or MTUs, have begun to view high-speed Internet access as a critical enhanced service for their residents, guests and tenants. We market our products to a set of specialized service providers that have recently emerged to fill this growing demand by MTU owners and managers. In addition to Internet access, we believe that the delivery of multiple enhanced services will be critical to meeting future customer needs and driving service provider profitability through bundled service offerings.

  Our products and services are designed with the specific requirements of the MTU market in mind and provide the following benefits to our service provider customers:

  . Reliable, high performance, cost-effective broadband access technology. Our technology enables cost-effective Ethernet LANs to be quickly implemented over the telephone wires found in a business or residence, without interfering with existing telephone service that may be running over these same wires.

  . Easy-to-deploy, scalable systems. Our Expresso access products, which are integrated with our proprietary technologies, are scalable and compact in order to meet the installation and operation requirements of MTUs.

  . Multiple value-added, revenue-enhancing services. Our Expresso SMS 2000 and Expresso OCS systems provide plug-and-play functionality, subscriber management, credit card billing and other functions for the multi-dwelling unit, or MDU market. Our OneGate Internet appliance enables business-focused service providers to the multi-commercial unit, or MCU, market to provide key Internet access functions required by small businesses, such as firewall protection and virtual private networking.

  Our objective is to be the dominant provider of advanced multi-service broadband access systems for the MTU market. The key elements of our strategy are to:

  . Facilitate rapid growth in the MDU market, such as apartments and hotels;

  . Accelerate penetration in the MCU market, such as office complexes;

  . Enhance the service capabilities provided by our products and systems;

  . Continue to leverage our HomeRun technology and partnerships; and

  . Expand our international presence.

  Our principal executive offices are located at 2495 Estand Way, Pleasant Hill, California 94523. Our telephone number is (925) 682-6510. We were incorporated in California in August 1983, began operations in August 1991, and reincorporated in Delaware in September 1998.

                                  The Offering

 Common stock offered by us..........  2,500,000 shares

 Common stock offered by the selling
  stockholders in the over-allotment
  option(a)..........................    115,000 shares

 Common stock to be outstanding after
  this offering...................... 14,440,610 shares

 Use of proceeds..................... For general corporate purposes, including working capital, leasehold improvements and
                                      capital expenditures, enhancing research and
                                      development and attracting key personnel. See
                                      "Use of Proceeds."

 Nasdaq National Market symbol....... TUTS

--------
(a) We have agreed that if any or all of the selling stockholders decide not to sell their shares upon the exercise of the over-allotment option, we will issue any shares necessary to satisfy the option.

  The number of shares of common stock outstanding after this offering is based on shares outstanding as of December 31, 1999, and excludes:

  . 1,442,141 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $15.96 per share; and

  . 1,267,250 shares reserved for future grant under our option plans; and

  . 242,924 shares that have been reserved for future grant under our employee stock purchase plan.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                           Year Ended
                                   Years Ended December 31,               December 31,
                          ----------------------------------------------  ------------
                                            Actual                         Pro Forma
                          ----------------------------------------------  ------------
                           1995     1996      1997      1998      1999        1999
                          -------  -------  --------  --------  --------  ------------
Consolidated Statement
 of Operations Data:
Net revenue.............  $ 3,445  $ 4,454  $  6,221  $ 10,555  $ 27,807    $ 29,941
Gross margin............    1,757    2,256     2,993     4,746    12,348      13,323
Loss from operations....   (3,443)  (4,607)   (9,351)  (13,956)  (13,329)    (24,738)
Net loss attributable to
 common stockholders....   (4,084)  (5,564)  (10,784)  (16,331)  (11,969)    (23,367)

Net loss per share
 attributable to common
 stockholders, basic and
 diluted................  $(32.56) $(37.51) $ (59.36) $ (60.62) $  (1.12)   $  (2.06)

Shares used in computing
 net loss per share
 attributable to common
 stockholders, basic and
 diluted................      125      148       182       269    10,729      11,342

                                                      As of December 31, 1999
                                                    ---------------------------
                                                              Pro    Pro Forma
                                                    Actual   Forma  As Adjusted
                                                    ------- ------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalent and short-term investments... $32,236 $32,366  $174,246
Working capital....................................  44,416  41,348   183,228
Total assets.......................................  65,356  92,178   234,058
Long term debt, net of current portion.............     --      279       279
Total stockholders' equity.........................  51,522  73,896   215,776

  The unaudited pro forma information reflects our acquisitions of Vintel on November 12, 1999 and FreeGate on February 14, 2000. The unaudited pro forma combined statement of operations data for the year ended December 31, 1999 is derived from our statement of operations data combined with the statement of operations data of Vintel and FreeGate, giving effect to the acquisitions as if they had occurred on January 1, 1999. The unaudited pro forma combined balance sheet data is derived from our balance sheet data and the balance sheet data of FreeGate as of December 31, 1999, giving effect to the FreeGate acquisition as if it had occurred on December 31, 1999. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

  The unaudited pro forma as adjusted balance sheet data above reflects the receipt of the net proceeds from the sale of the 2,500,000 shares of common stock offered by us at the public offering price of $60.00 per share after deducting the underwriting discount and estimated offering expenses.

  Concurrent with this offering we have filed a registration statement registering for sale 168,679 shares of our common stock issued in connection with our acquisition of PublicPort, Inc.

                              Recent Developments

  On February 26, 2000, we entered into a nonbinding letter of intent to acquire Xstreamis, plc, which is located in Oxford, England. Xstreamis provides policy-driven traffic management technology for high-performance, multimedia networking solutions including routing, switching and bridging functions. The letter of intent contemplates that we and Xstreamis would negotiate a purchase agreement, under which we would issue to Xstreamis' shareholders shares of our common stock worth approximately (Pounds)13 million, or approximately $20 million at current exchange rates. We expect that this acquisition, if completed, will be accounted for as a purchase. Completion of the acquisition is subject to negotiation of the purchase agreement, satisfactory completion of our due diligence investigation, and a number of other customary conditions. We cannot assure you that we will complete this acquisition.

  On March 1, 2000, we introduced a suite of new products under development, the IntelliPOP suite, which includes the IntelliPOP stackable access multiplexer, the PremGate service delivery appliance, embedded RiserSmart transport modules, and the IntelliPOP Service Management System, a policy-based system for monitoring and control of the IntelliPOP suite. These products are intended to expand and enhance the capabilities of the Expresso and OneGate products and are aimed at the MCU market. We expect to utilize technology from the planned Xstreamis acquisition and to incorporate components of our existing products, technologies and designs in the development of this suite of products.

                                  RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this prospectus.

We have a history of losses and expect future losses.

  We have incurred substantial net losses and experienced negative cash flow each quarter since our inception. We incurred net losses attributable to common stockholders of $12.0 million for 1999 and $16.3 million for 1998. As of December 31, 1999, we had an accumulated deficit of $56.5 million. We expect that we will continue to incur losses in 2000. We may incur losses in future periods as well.

To achieve or sustain profitability, we must increase sales of our Expresso products, reduce manufacturing costs and successfully introduce enhanced versions of our existing and new products.

  We may never achieve or sustain profitability. We have spent substantial amounts of money on the development of our Expresso products, HomeRun technology and software products. We intend to continue increasing certain of our operating expenditures, including our sales and marketing, research and development and general and administrative expenditures. We cannot assure you that we will generate a sufficient level of revenue to offset these expenditures, or that we will be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue due to the fact that our expenditures for sales and marketing, research and development, and general administrative functions are, in the short term, relatively fixed. Our ability to increase revenue or achieve profitability in the future will primarily depend on our ability to increase sales of our Expresso products, reduce manufacturing costs, and successfully introduce and sell enhanced versions of our existing products and new products.

A number of factors could cause our quarterly and annual financial results to be worse than expected, which could result in a decline in our stock price.

  Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of numerous factors, some of which are outside of our control. These factors include:

  .  market acceptance of our products;

  . competitive pressures, including pricing pressures from our partners and competitors;

  . the timing or cancellation of orders from, or shipments to, existing and new customers;

  . the timing of new product and service introductions by us, our customers, our partners or our competitors;

  .  variations in our sales or distribution channels;

  .  variations in the mix of products offered by us;

  .  changes in the pricing policies of our suppliers;

  .  the availability and cost of key components; and

  .  the timing of personnel hiring.

  We may also experience substantial period to period fluctuations in future operating results and declines in gross margin as a result of the erosion of average selling prices for high-speed data access products and services due to a number of factors, including competition and rapid technological change. We anticipate that average selling prices for our products will decrease over time due to competitive pressures and volume pricing agreements. Decreasing average selling prices could cause us to experience decreased revenue despite an increase in the number of units sold. We cannot assure you that we will be able to sustain our gross margins in the future, improve our gross margins by offering new products or increased product functionality, or offset future price declines with cost reductions.

  As a result of these and other factors, it is possible that in some future period our operating results will be below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely decline.

Difficulties in forecasting product sales could negatively impact our business.

  We base our expense levels in part upon our expectations concerning future revenue and these expense levels are relatively fixed in the short-term. Orders for our products, however, may vary from quarter to quarter. In some circumstances, customers may delay purchasing our current products in favor of next-generation products. In addition, our new products are generally subject to technical evaluations that typically last 60 to 90 days. If orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our revenue for that quarter would be reduced. If we have lower revenue in a quarter than expected, we may not be able to reduce our spending in the short-term in response to this shortfall and reduced revenue would have a direct impact on our results of operations for that quarter. Further, we purchase components and contract manufacture our products based on forecasts of sales. If orders for products exceed our forecasts, we may have difficulty meeting customers orders in a timely manner, which could damage our reputation or result in lost sales.

Our market is subject to rapid technological change, and if we do not address these changes, our products will become obsolete, harming our business and ability to compete.

  The markets for high-speed data access products are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end user requirements and evolving industry standards. In addition, the market for high-speed data access products is dependent in large part on the increased use of the Internet. Issues concerning the use of the Internet, including security, lost or delayed packets, and quality of service, may negatively affect the development of the market for our products. We cannot assure you that we will be able to respond quickly and effectively to technological change. If we do not address these technological changes and challenges by regularly introducing new products, our product line will become obsolete, which would harm our business, financial condition and results of operations.

Our success depends on our ability to continually introduce new products that achieve broad market acceptance.

  We must also continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. To remain competitive we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. We may have only a limited amount of time to penetrate certain markets, and we cannot assure you that we will be successful in achieving widespread acceptance of our products before competitors offer products and services similar or superior to our products. Any delay in product introduction could adversely affect our ability to compete and cause our operating results to be below our expectations or the expectations of public market analysts or investors. In addition, when we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products.

These actions could harm our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence.

Our success depends on continued market acceptance of our Expresso products.

  We must devote a substantial amount of human and capital resources in order to maintain commercial acceptance of our Expresso products and to expand offerings of the Expresso product line in the MDU and MCU markets and to further penetrate these markets. Historically, the majority of our Expresso products have been sold into the MDU market. Our future success depends on the ability to continue to penetrate this market and to expand our penetration into the MCU market. Our success also depends on our ability to educate existing and potential customers and end users about the benefits of our Fast Copper technology, including HomeRun and LongRun, and the development of new products to meet changing and expanding demands of service providers, MTU owners and corporate customers. The continued success of our Expresso products will also depend on the ability of our service provider customers to market and sell high-speed data services to end users. We cannot assure you that our Expresso products will achieve or maintain broad commercial acceptance within the MDU market, MCU market, or in any other market we enter.

The market in which we operate is highly competitive, and we may not be able to compete effectively.

  The market for multi-service broadband access systems is intensely competitive, and we expect that this market will become increasingly competitive in the future. Our most immediate competitors include Cisco, Copper Mountain, Nortel and Paradyne, and a number of other public and private companies. Many of these competitors are offering, or may offer, technologies and services that directly compete with some or all of our high-speed access products and related software products. In addition, the market in which we compete is characterized by increasing consolidation, and we cannot predict with certainty how industry consolidation will affect us or our competitors.

  Many of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than we do, and we can give you no assurance that we will be able to compete effectively in our target markets. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we can. In addition, our HomeRun licensees may sell products based on our HomeRun technology to our competitors or potential competitors. This licensing may cause an erosion in the potential market for our products. We cannot assure you that we will have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully. This competition could result in price reductions, reduced profit margins and loss of market share, which could harm our business, financial condition and results of operations.

Our copper-wire based solutions face severe competition from other technologies and the commercial acceptance of any competing solutions could harm our business and ability to compete.

  The market for high-speed data access products and services is characterized by several competing technologies, including fiber optic cables, coaxial cables, satellites and other wireless facilities. These competing solutions provide fast access, high reliability and are cost-effective for some users. Because many of our products are based on the use of copper telephone wire, and because there are physical limits to the speed and distance over which data can be transmitted over this wire, our products may not be a viable solution for customers requiring service at performance levels beyond the current limits of copper telephone wire. To the extent that telecommunications service providers choose to install fiber optic cable or other transmission media in the last mile, or to the extent that homes and businesses install other transmission media within buildings, we expect that demand for our products that are based on copper telephone wires will decline. Commercial acceptance of any one of these competing solutions or any technological advancement or product introduction that provides faster access, greater reliability, increased cost-effectiveness or other advantages over technologies that utilize existing telephone copper wires could decrease the demand for our products and reduce average selling prices and gross margins associated with our products. The occurrence of any one or more of these events could harm our business, financial condition and results of operations.

Manufacturing or design defects in our products could harm our reputation and business.

  Any defect or deficiency in our products could reduce the functionality, effectiveness or marketability of our products. These defects or deficiencies could cause orders for our products to be canceled or delayed, reduce revenue, or render our product designs obsolete. In that event, we would be required to devote substantial financial and other resources for a significant period of time in order to develop new product designs. We cannot assure you that we would be successful in addressing any manufacturing or design defects in our products or in developing new product designs in a timely manner, if at all. Any of these events, individually or in the aggregate, could harm our business, financial condition and results of operations.

We must maintain and develop strategic partnerships with third parties to increase market penetration of our HomeRun technology.

  We have established relationships with several strategic partners, including our collaborative arrangement through the Home Phoneline Network Alliance, or the Home PNA, with leading semiconductor, computer hardware and consumer electronics manufacturers. We have also licensed our HomeRun technology to members of the Home PNA and others. In this regard, the widespread market acceptance of our HomeRun technology for home networking applications is dependent on the development and marketing of HomeRun-enabled integrated circuits and consumer products by our licensees and their customers. We cannot assure you that our HomeRun technology will continue to be deployed on a widespread basis and future sales of products containing our HomeRun technology cannot be predicted. The amount and timing of resources that our licensees devote to developing and marketing HomeRun-enabled products is not within our control. We cannot assure you that these licensees will continue to develop and market products as expected or that significant license and royalty revenue will be forthcoming in the future. If any of our licensees fails to commercialize or market products incorporating HomeRun technology, our revenue may not grow as expected and we may be required to undertake unforeseen additional responsibilities or to devote additional resources to development, commercialization or marketing of HomeRun, all of which could harm our business, financial condition and results of operations.

Changing industry standards may reduce the demand for our products, which will harm our business.

  We will not be competitive unless we continually introduce new products and product enhancements that address changing industry standards. The emergence of new industry standards, whether through adoption by official standards committees or widespread use by telephone companies or other service providers, could require redesign of our products. If these standards become widespread and our products are not in compliance, our customers and potential customers may not purchase our products, which would harm our business, financial condition and results of operations. The rapid development of new standards increases the risk that competitors could develop products that make our products obsolete. Any failure by us to develop and introduce new products or enhancements directed at new industry standards could harm our business, financial condition and results of operations. In addition, selection of competing technologies as standards by standards setting bodies such as the Home PNA could negatively affect our reputation in the market regardless of whether our products are standard compliant or demand for our products does not decline. This selection could be interpreted by the press and others as having a negative impact on our business which could negatively impact the market price of our stock.

A majority of our sales comes from a small number of customers; if we lose any of these customers, our sales could decline significantly.

  The majority of our annual sales comes from a small number of our customers. Our 10 largest customers accounted for 62% of net sales in 1999. Because we are dependent upon continued revenue from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our sales to decline significantly. Some of these customers individually accounted for more than 10% of our annual net sales in 1999. CAIS, Inc. and Rycom CCI, Inc. accounted for 12% and 10%, respectively, of our annual net sales in 1999. There is no guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

We depend on contract manufacturers to manufacture all of our products, and rely upon them to deliver high-quality products in a timely manner.

  We do not manufacture any of our products, but instead rely on contract manufacturers to assemble, test and package our products. We cannot assure you that these contract manufacturers and suppliers will be able to meet our future requirements for manufactured products, components and subassemblies. Any interruption in the operations of one or more of these contract manufacturers would harm our ability to meet our scheduled product deliveries to customers. We also intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of a current contract manufacturer would cause a delay in our ability to fulfill customer orders while we obtain a replacement manufacturer and would harm our business, operating results and financial condition. In addition, our inability to accurately forecast the actual demand for our products could result in supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products or the loss of existing or potential customers, either of which could harm our business, operating results or financial condition.

  We currently purchase all of our raw materials and components used in our products through our contract manufacturers. Components are purchased pursuant to purchase orders based on forecasts, but we or our contract manufacturers have no guaranteed supply arrangements with these suppliers. The availability of many of these components is dependent in part on our ability to provide our contract manufacturers and their suppliers with accurate forecasts of our future needs. If we or our manufacturers were unable to obtain a sufficient supply of components from current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. For example, we are experiencing, and may continue experiencing in the future, difficulty obtaining flash memory. Resulting delays, reductions in product shipments could damage customer relationships and could harm our business, financial condition or results of operations. In addition, any increases in component costs that are passed on to our customers could reduce demand for our products.

We rely on third parties to test all of our products and a failure to adequately control quality could harm our business.

  Substantially all of our products are assembled and tested by our contract manufacturers. Although we perform random spot testing on manufactured products, we rely on our contract manufacturers for assembly and primary testing of our products. Any quality assurance problems could increase the costs of manufacturing, assembling or testing of our products and could harm our business, financial condition and results of operation. Moreover, defects in products that are not discovered in the quality assurance process could damage customer relationships and result in product returns or liability claims, each of which could harm our business, financial condition and results of operations.

We purchase several key components from single or limited sources and could lose sales if these sources fail to fill our needs.

  We currently purchase all of our raw materials and components used in our products through our contract manufacturers. In procuring components, our contract manufacturers rely on some suppliers that are the sole source of those components, and we are dependent upon supply from these sources to meet our needs. For example, all of the field programmable gate array supplies used in our products are purchased from Xilinx. Our products are also dependent on various sole source offerings from Dallas Semiconductor, Intel, Metalink US, Motorola, Oki Semiconductor, Osicom Technologies, SaRonix, Siemens and Wind River Systems. If there is any interruption in the supply of any of the key components currently obtained from a single or limited source, obtaining these components from other sources could take a substantial period of time, could cause us to redesign our products and could disrupt our operations and harm our business in any given period.

We may not be able to effectively integrate our recent acquisitions into our existing business.

  In June 1999, we acquired PublicPort, Inc., in November 1999, we acquired Vintel Communications, Inc., and in February 2000, we acquired FreeGate Corporation. In addition, in February 2000, we signed a definitive agreement to acquire certain assets of OneWorld Systems, Inc. We will need to overcome significant issues in order to realize any benefits from these transactions. These issues include:

  . integrating the operations of the geographically dispersed businesses acquired into our own operations;

  . incorporating acquired technology, rights and products into our products and services;

  . developing new products and services that utilize the assets of all entities;

  . the potential disruption of our ongoing business and the distraction of our management; and

  . the potential impairment of relationships with employees, suppliers and customers.

We may engage in future acquisitions of companies, technologies or products and the failure to integrate any future acquisitions could harm our business.

  As a part of our business strategy, we expect to make additional acquisitions of, or significant investments in, complementary companies, products or technologies. Any future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. These risks include:

  . difficulties in assimilating the operations and personnel of the acquired companies;

  .  diversion of management's attention from ongoing business concerns;

  . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

  . additional expense associated with amortization of acquired intangible assets;

  .  maintenance of uniform standards, controls, procedures and policies; and

  . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel.

  We cannot assure you that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, operating results and financial condition.

If we fail to manage our growth effectively, our business could be harmed.

  Our growth has placed, and in the future may continue to place, a significant strain on our engineering, managerial, administrative, operational, financial and marketing resources, and increased demands on our systems and controls. To exploit the market for our products, we must develop new and enhanced products while managing anticipated growth in sales by implementing effective planning and operating processes. To manage our anticipated growth, we must, among other things, continue to implement and improve our operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third parties. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to exploit fully the market for our products or systems. If we are unable to manage our growth effectively, our business, financial condition and results of operations could be harmed.

We depend on international sales for a significant portion of our revenue, which could subject our business to a number of risks.

  Sales to customers outside of the United States accounted for approximately 32.3% and 18.5% of revenue for the years ended December 31, 1999 and 1998, respectively. There are a number of risks arising from our international business, including:

  .  longer receivables collection periods;

  .  increased exposure to bad debt write-offs;

  .  risk of political and economic instability;

  .  difficulties in enforcing agreements through foreign legal systems;

  .  unexpected changes in regulatory requirements;

  .  import or export licensing requirements;

  .  reduced protection for intellectual property rights in some countries;
     and

  .  currency fluctuations.

  We expect sales to customers outside of the United States to continue to account for a significant portion of our revenue. We can give you no assurance that foreign markets for our products will not develop more slowly than currently anticipated. Any failure to increase sales to customers outside of the United States could harm our business, financial condition and results of operations.

  We also expend product development and other resources in order to meet regulatory and technical requirements of foreign countries. We are depending on sales of our products in these foreign markets in order to recoup the costs associated with developing products for these markets.

Fluctuations in currency exchange rates may harm our business.

  All of our foreign sales are invoiced in U.S. dollars. As a result, fluctuations in currency exchange rates could cause our products to become relatively more expensive for international customers and reduce demand for our products. We anticipate that foreign sales will generally continue to be invoiced in U.S. dollars. Accordingly, we do not currently engage in foreign currency hedging transactions. As we expand our current international operations, however, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. To reduce this exposure we may purchase forward foreign exchange contracts or use other hedging strategies. However, we cannot assure you that any currency hedging strategy would be successful in avoiding exchange related losses.

If we fail to protect our intellectual property, or if others use our proprietary technology without authorization, our competitive position may suffer.

  Our future success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of copyright, patent, trademark and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. We currently hold 20 United States patents and have 13 United States patent applications pending. However, we cannot assure you that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights.

  We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers, strictly limit access to and distribution of our software, and further limit the disclosure and use of other of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. We also cannot assure you that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

We may be subject to intellectual property infringement claims that are costly to defend and could harm our business and ability to compete.

  We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. We cannot assure you that third parties will not assert infringement claims in the future with respect to our current or future products. Any such assertion, regardless of its merit, could require us to pay damages or settlement amounts and could require us to develop non-infringing technology or acquire licenses to the technology that is the subject of asserted infringement. This litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of any litigation and the resulting distraction of our management resources could harm our business, results of operations or financial condition. We also cannot assure you that any licenses of technology necessary for our business will be available or that, if available, these licenses can be obtained on commercially reasonable terms. Our failure to obtain these licenses could harm our business, results of operations and financial condition.

If our products do not comply with complex government regulations, our products may not be sold, preventing us from increasing our revenue or achieving profitability.

  We and our customers are subject to varying degrees of federal, state and local regulation. Our products must comply with various regulations and standards defined by the Federal Communications Commission. The FCC has issued regulations that set installation and equipment standards for communications systems. Our products are also required to meet certain safety requirements. For example, certain of our products must be certified by Underwriters Laboratories in order to meet federal safety requirements relating to electrical appliances to be used inside the home. In addition, certain products must be Network Equipment Building Standard certified before they may be deployed by certain of our customers. Any delay in or failure to obtain these approvals could harm our business, financial condition or results of operations. Outside of the United States, our products are subject to the regulatory requirements of each country in which our products are manufactured or sold. These requirements are likely to vary widely. If we do not obtain timely domestic or foreign regulatory approvals or certificates we would not be able to sell our products where these regulations apply, which may prevent us from sustaining our revenue or achieving profitability.

  In addition, regulation of our customers may adversely impact our business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of data and Internet services and other terms on which telecommunications companies conduct their business may impede our penetration of certain markets. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards, generally following extensive investigation of competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers, which in turn may harm the sale of products by us to these customers.

Our success is dependent on our ability to provide adequate customer support.

  Our ability to achieve our planned sales growth and retain current and future customers will depend in part upon the quality of our customer support operations. Our customers generally require significant support and training with respect to our products, particularly in the initial deployment and implementation stage. As our systems and products become more complex, we believe our ability to provide adequate customer support will be increasingly important to our success. We have limited experience with widespread deployment of our products to a diverse customer base, and we cannot assure you that we will have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. In addition, we rely on a third party for a substantial portion of our customer support functions. Our failure to provide sufficient support to our customers could delay or prevent the successful deployment of our products. Failure to provide adequate support could also have an adverse impact on our reputation and relationship with our customers, could prevent us from gaining new customers and could harm our business, financial condition or results of operations.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business.

  We depend on the performance of Matthew Taylor, our Chief Technical Officer, and Salvatore D'Auria, our President, Chief Executive Officer and Chairman of the Board, and on other senior management and technical personnel with experience in the data communications, telecommunications and high-speed data access industries. The loss of any one of them could harm our ability to execute our business strategy. Additionally, we only maintain a "key person" life insurance policy on Matthew Taylor. We believe that our future success will depend in large part upon our continued ability to identify, hire, retain and motivate highly skilled employees, who are in great demand. We cannot assure you that we will be able to do so.

We or our suppliers and customers may have been adversely affected by the transition to the Year 2000 in a manner that is not yet apparent.

  Although it is now past January 1, 2000, and we have not experienced any adverse impact from the transition to the Year 2000. We cannot assure you that we or our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, some computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

Our stock price has fluctuated and is likely to continue to fluctuate, and you may not be able to resell your shares at or above the offering price.

  The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

  . actual or anticipated variations in operating results;

  . announcements of technological innovations, new products or new services by us or by our partners, competitors or customers;

  . changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

  . conditions or trends in the telecommunications industry, including regulatory developments;

  . growth of the Internet;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future equity or debt offerings or our announcements of these offerings;
    and

  . general market and general economic conditions.

  In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of Internet and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these technology companies. These market and industry factors may harm our stock price, regardless of our operating results. In addition, trading prices of the stocks of many technology companies are at or near historic highs and reflect price-earnings ratios substantially above historic levels. These trading prices and price-earnings ratios may not be sustained.

Our charter and bylaws and Delaware law contain provisions that could delay or prevent a change in control.

  Certain provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors may be willing to pay in the future for shares of our common stock. Our charter and bylaws provide for a classified board of directors, eliminate cumulative voting in the election of directors, restrict our stockholders from acting by written consent and calling special meetings, and provide for procedures for advance notification of stockholder nominations and proposals. In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions, as well as Section 203 of the Delaware General Corporation Law, to which we are subject, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

Future sales of our common stock could depress our stock price.

  Sales of a substantial number of shares of our common stock in the public market, or the appearance that these shares are available for sale, could harm the market price of our common stock. These sales also may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate. As of December 31, 1999, we had 11,940,610 shares outstanding. Of these shares, 11,655,561 shares of common stock are currently available for sale in the public market, some of which are subject to volume and other limitations under securities laws.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the 2,500,000 shares of common stock being offered by us are estimated to be approximately $141.9 million after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters fully exercise the over-allotment option, the net proceeds are estimated to be approximately $156.7 million. We expect to use the net proceeds of this offering for general corporate purposes, including working capital, leasehold improvements and capital expenditures, enhancing research and development and attracting key personnel. Pending use of the net proceeds for the foregoing purposes, we intend to invest the net proceeds in investment grade interest bearing marketable securities.

  We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

  We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Our loan and security agreement with a commercial bank prohibits the payment of dividends. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the Nasdaq National Market under the symbol "TUTS" since our initial public offering in January 1999. The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock, as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
1999:
  First Quarter (from January 29, 1999).......................... $76.13 $39.75
  Second Quarter.................................................  70.19  38.00
  Third Quarter..................................................  47.25  22.44
  Fourth Quarter.................................................  56.50  24.94
2000:
  First Quarter (through March 23, 2000)......................... $72.38 $39.00

  On March 23, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $60.00 per share. As of December 31, 1999, there were approximately 314 holders of record of our common stock.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis;

  . on a pro forma basis to reflect our acquisition of FreeGate as if it had occurred on December 31, 1999; and

  . on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of 2,500,000 shares of common stock offered by us in this offering.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
                                                         (unaudited)
Long-term debt, net of current portion......... $    --   $    279    $    279
                                                --------  --------    --------
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value:
    5,000,000 shares authorized; no shares
     issued and outstanding, actual; no shares
     issued and outstanding, pro forma; no
     shares issued and outstanding, pro forma
     as adjusted...............................      --        --          --
  Common stock, $0.001 par value:
    100,000,000 shares authorized; 11,940,610
     shares issued and outstanding, actual;
     12,451,641 shares issued and outstanding,
     pro forma; 14,951,641 shares issued and
     outstanding, pro forma as adjusted........       12        13          15
Additional paid-in capital.....................  108,969   132,417     274,295
Notes receivable from stockholders.............      --       (275)       (275)
Deferred compensation..........................     (972)     (972)       (972)
Accumulated deficit............................  (56,487)  (57,287)    (57,287)
                                                --------  --------    --------
  Total stockholders' equity...................   51,522    73,896     215,776
                                                --------  --------    --------
    Total capitalization....................... $ 51,522  $ 74,175    $216,055
                                                ========  ========    ========

  This table excludes:

  . 1,442,141 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999;

  . 1,267,250 shares that have been set aside for future issuance under our 1992, 1998 and 1999 Stock Plans; and

  . 242,924 shares that have been set aside for future issuance under our employee stock purchase plan.

                                    DILUTION

  Our pro forma net tangible book value as of December 31, 1999 was $46.7 million, or $3.75 per share. Our pro forma net tangible book value per share represents total tangible assets less total liabilities after giving effect to the acquisition of FreeGate as if it was completed on December 31, 1999 divided by 12,451,641 shares, which reflects shares of common stock outstanding as of December 31, 1999 and the shares issued in connection with the acquisition of FreeGate. After giving effect to the receipt of the net proceeds from the sale of 2,500,000 shares of our common stock by us at the public offering price to the public of $60.00 per share and after deducting the underwriting discount and the estimated offering expenses, our pro forma net tangible book value at December 31, 1999 would have been approximately $188.6 million or approximately $12.61 per share. This represents an immediate increase in pro forma net tangible book value per share of $8.86 to existing stockholders and an immediate dilution of $47.39 per share to new investors. The following table sets forth this per share dilution:

   Public offering price per share...............................       $60.00
     Pro forma net tangible book value per share as of December
      31, 1999................................................... $3.75
     Increase per share attributable to new investors............  8.86
                                                                  -----
   Pro forma net tangible book value per share after the Offer-
    ing..........................................................        12.61
                                                                        ------
   Dilution per share to new investors...........................       $47.39
                                                                        ======

  If the underwriters exercise the over-allotment option in full, the pro forma net tangible book value per share after this offering would be $13.37 per share, representing an increase in net tangible book value per share to existing stockholders of $9.62 and dilution in pro forma net tangible book value of $46.63 to investors purchasing common stock in this offering.

  The above calculations do not give effect to the exercise of outstanding options to purchase 1,442,141 shares of our common stock at a weighted average exercise price of $15.96 per share outstanding on December 31, 1999. To the extent that these options become exercisable or are exercised, there will be further dilution to new investors. See "Management--Stock Plans" and "Description of Capital Stock--Options."

                      SELECTED CONSOLIDATED FINANCIAL DATA

  Our selected financial data set forth below as of December 31, 1998 and 1999 and for each of the three years ended December 31, 1999 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. Our selected consolidated financial data set forth below as of December 31, 1995, 1996, and 1997 and for each of the two years ended December 31, 1995 are derived from our audited consolidated financial statements not included elsewhere herein. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes included elsewhere in this prospectus.

  The unaudited pro forma information reflects our acquisitions of Vintel on November 12, 1999 and FreeGate on February 14, 2000 and has been derived from our unaudited pro forma combined financial information included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data for the year ended December 31, 1999 is derived from our statement of operations data combined with the statement of operations data of Vintel and FreeGate, giving effect to the acquisitions as if they had occurred on January 1, 1999. The unaudited pro forma combined balance sheet data presents our balance sheet data combined with the balance sheet data of FreeGate as of December 31, 1999, giving effect to the FreeGate acquisition as if it had occurred on December 31, 1999. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

                                                                               Year Ended
                                     Years Ended December 31,                 December 31,
                          --------------------------------------------------  ------------
                                              Actual                           Pro Forma
                          --------------------------------------------------  ------------
                            1995      1996      1997       1998       1999        1999
                          --------  --------  ---------  ---------  --------  ------------
                              (in thousands, except per share data)
Statement of Operations
 Data:
Total revenues..........  $  3,445  $  4,454  $   6,221  $  10,555  $ 27,807    $ 29,941
Total cost of goods
 sold...................     1,688     2,198      3,228      5,809    15,459      16,618
                          --------  --------  ---------  ---------  --------    --------
  Gross margin..........     1,757     2,256      2,993      4,746    12,348      13,323
                          --------  --------  ---------  ---------  --------    --------
Operating expenses:
  Sales and marketing...     2,645     3,068      5,147      8,462    10,523      14,159
  Research and
   development..........       993     2,012      3,562      6,200     7,618      11,559
  General and
   administrative.......     1,562     1,783      2,375      2,807     4,429       5,970
  In-process research
   and development......       --        --         --         --      2,600         --
  Amortization of
   intangibles..........       --        --         --         --         52       5,697
  Noncash compensation
   expense..............       --        --       1,260      1,233       455         676
                          --------  --------  ---------  ---------  --------    --------
  Total operating
   expenses.............     5,200     6,863     12,344     18,702    25,677      38,061
                          --------  --------  ---------  ---------  --------    --------
  Loss from operations..    (3,443)   (4,607)    (9,351)   (13,956)  (13,329)    (24,738)
Other income (expense),
 net....................        54       181        195        210     1,596       1,610
                          --------  --------  ---------  ---------  --------    --------
  Loss before income
   taxes................    (3,389)   (4,426)    (9,156)   (13,746)  (11,733)    (23,128)
Income tax expense......         1         1          1          1         1           4
                          --------  --------  ---------  ---------  --------    --------
  Net loss..............    (3,390)   (4,427)    (9,157)   (13,747)  (11,734)    (23,132)
Dividend accretion on
 preferred stock........       694     1,137      1,627      2,584       235         235
                          --------  --------  ---------  ---------  --------    --------
Net loss attributable to
 common stockholders....  $ (4,084) $ (5,564) $ (10,784) $ (16,331) $(11,969)   $(23,367)
                          ========  ========  =========  =========  ========    ========
Net loss per share
 attributable to common
 stockholders, basic and
 diluted................  $ (32.56) $ (37.51) $  (59.36) $  (60.62) $  (1.12)   $  (2.06)
                          ========  ========  =========  =========  ========    ========
Shares used in computing
 net loss per share
 attributable to common
 stockholders, basic and
 diluted................       125       148        182        269    10,729      11,342
                          ========  ========  =========  =========  ========    ========

                                         December 31,                      December 31,
                         ------------------------------------------------  ------------
                                            Actual                          Pro Forma
                         ------------------------------------------------  ------------
                           1995      1996      1997      1998      1999        1999
                         --------  --------  --------  --------  --------  ------------
                                        (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $  1,531  $  8,950  $ 10,285  $  4,452  $ 32,236    $ 32,366
Working capital.........    1,771     8,357    11,066     7,173    44,416      41,348
Total assets............    3,198    10,689    15,168    15,257    65,356      92,178
Redeemable convertible
 preferred stock and
 warrant................   12,381    24,684    38,871    45,995        --          --
Long-term debt, net of
 current portion........       55       190       140     4,262        --         279
Accumulated deficit.....  (11,755)  (17,319)  (28,103)  (44,434)  (56,487)    (57,287)
Total stockholders'
 equity (deficit).......  (10,137)  (15,694)  (26,444)  (41,839)   51,522      73,896

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included by reference in this prospectus. This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under "Risk Factors." We disclaim any obligation to update information contained in any forward-looking statement.

Overview

  We design, develop and market multi-service broadband access systems that enable service providers to deliver high-speed data access over the existing copper telephone infrastructure found in multi-tenant unit, or MTU, complexes, such as apartment buildings, hotels, business parks and commercial office buildings. Our systems enable service providers to deliver high speed Internet access, as well as enhanced capabilities, such as subscriber management, community based web pages, firewall protection, virtual private networking, as well as small business email and web servers.

  We commenced operations in August 1991. Through the third quarter of 1998, substantially all of our revenue was derived from the sale of our XL Ethernet LAN extension products to the corporate and university segments of the multi-commercial unit, or MCU, market. In early 1997, we introduced the first products in our Expresso product line aimed at service provider markets. During the first quarter of 1998, we began licensing our HomeRun technology to certain leading semiconductor, computer hardware and consumer electronics manufacturers for incorporation into integrated circuits and consumer products including PCs, peripherals, modems and other Internet appliances. In the third and fourth quarters of 1998, we commenced selling our Expresso GS products, which are configured for local loop applications, and Expresso MDU products, which incorporate our HomeRun technology to a broader range of service providers, primarily those serving apartment complexes, hotels, university dormitories and military complexes in the multi-dwelling unit, or MDU, market. In the first quarter of 1999, we commenced selling Expresso MDU products incorporating our LongRun technology and Expresso MDU Lite to additional segments of the MDU market. During the fourth quarter of 1999, we commenced selling our Expresso SMS 2000 and companion Expresso OCS system providing subscriber management, bandwidth management, credit card billing and other functions to the MDU market.

  We generate revenue primarily from the sale of products and, to a lesser extent, through the licensing of our HomeRun technology. We recognize revenue from product sales upon shipment. Estimated sales returns and warranty costs, based on historical experience by product, are recorded at the time revenue is recognized. License and royalty revenue consists of non-refundable up-front license fees, some of which may offset initial royalty payments, and royalties. Currently, the majority of our license and royalty revenue is comprised of non-refundable license fees paid in advance. Such revenue is recognized ratably over the period during which post-contract customer support is expected to be provided or upon delivery and transfer of agreed upon technical specifications in contracts where essentially no further support obligations exist. Future license and royalty revenue is expected to consist primarily of royalties based on products sold by our licensees. We do not expect that such license and royalty revenue will constitute a substantial portion of our revenue in future periods.

  Sales price reductions on some of our products may be necessary to remain competitive. Although we have been historically able to offset most price declines with reductions in our manufacturing costs, there can be no assurance that we will be able to offset further price declines with cost reductions. In addition, some of our licensees may sell products based on our technology to our competitors or potential competitors. There can be no assurance that our HomeRun technology will be successfully deployed on a widespread basis or that such licensing will not result in an erosion of the potential market for our products.

  Sales to customers outside of the United States accounted for approximately 15.8%, 18.5% and 32.3% of revenue in 1997, 1998 and 1999, respectively. We expect international sales to increase in absolute dollars in the future but to represent approximately one third or less of our revenue, but they may decrease as a percentage of total sales in the future. To date, substantially all international sales have been denominated in U.S. dollars.

  We expect to continue to evaluate product line expansion and new product opportunities, engage in extensive research, development and engineering activities and focus on cost-effective design of our products. Accordingly, we will continue to make significant expenditures on sales and marketing and research and development activities.

  In June 1999, we acquired PublicPort, Inc. in exchange for 168,679 shares of common stock. This transaction was treated as a pooling of interests for accounting purposes. PublicPort was located in Ann Arbor, Michigan. PublicPort designed and developed subscriber management systems that enabled businesses in the MDU market to provide mobile computer users access to the public Internet or private corporate networks without having to reconfigure their computer's network access software.

  In November 1999, we acquired Vintel Communications, Inc. for $4.8 million, consisting of $500,000 cash, 116,370 shares of common stock and approximately 40,000 options to acquire common stock. This transaction was treated as a purchase for accounting purposes. Vintel was located in Oakland, California. Vintel designed and developed high-performance integrated service routers that allowed service providers to offer bundles of services, including voice-over-IP and high speed Internet services over a common IP infrastructure to customers in the MTU market.

  In February 2000, we acquired FreeGate Corporation for approximately $24.7 million, consisting of 510,931 shares of common stock, approximately 19,600 options to acquire common stock, and acquisition related expenses, consisting primarily of investment advisory, legal and other professional fees. This transaction was treated as a purchase for accounting purposes. FreeGate was located in Sunnyvale, California. FreeGate designed, developed and marketed Internet server appliances combining the functions of IP routing, firewall security, network address translation, secure remote access via virtual private networking, and email and web servers on a compact, PC-based platform.

  In February 2000, we signed a definitive agreement to acquire certain assets of OneWorld Systems, Inc. for approximately $2.3 million in cash. This transaction will be treated as a purchase for accounting purposes. OneWorld was located in Sunnyvale, California. OneWorld designed and developed network communication appliances and network modems.

  While we expect to derive benefit from sales of product lines acquired through some of these acquisitions and designed, developed and marketed as a result of these acquisitions, there can be no assurance that we will be able to sustain or expand sales of those products or complete the development and commercial deployment of products expected as a result of these acquisitions.

  Through these completed and anticipated transactions, we have added approximately 55 people to our workforce. The costs associated with personnel including rent for additional facilities and related general and administrative costs as well as costs associated with research and development, and sales and marketing activities will substantially increase our operating costs when compared to related costs expended in 1999.

  We have incurred net operating losses to date and, as of December 31, 1999, had an accumulated deficit of $56.5 million. Our ability to generate income from operations will be primarily dependent on increases in sales volume, reductions in manufacturing costs and the growth of high-speed data access solutions in the service provider and MTU markets. In view of our limited history of product revenue from new markets, reliance on growth in deployment of high-speed data access solutions and the unpredictability of orders and subsequent revenue, we believe that period to period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Failure to generate significant revenue from new products, whether due to lack of market acceptance, competition, technological change or otherwise, or the inability to reduce manufacturing costs, will harm our business, financial condition and results of operations.

Results of Operations

  The following table sets forth items from our statements of operations as a percentage of total revenue for the periods indicated:

                                       Years ended
                                      December 31,
                                   -----------------------
                                    1997     1998    1999
                                   ------   ------   -----
     Total revenue...............   100.0%   100.0%  100.0%
     Total cost of goods sold....    51.9     55.0    55.6
                                   ------   ------   -----
       Gross margin..............    48.1     45.0    44.4
     Operating expenses:
       Sales and marketing.......    82.7     80.2    37.8
       Research and development..    57.3     58.7    27.4
       General administrative....    38.2     26.6    15.9
       In-process research and
        development..............     --       --      9.4
       Amortization of
        intangibles..............     --       --      --
       Noncash compensation
        expenses.................    20.3     11.7     1.6
                                   ------   ------   -----
         Total operating
          expenses...............   198.4    177.2    92.3
                                   ------   ------   -----
       Loss from operations......  (150.3)  (132.2)  (47.9)
     Other income (expense),
      net........................     3.1      2.0     5.7
                                   ------   ------   -----
       Loss before income taxes..  (147.2)  (130.2)  (42.0)
     Income tax expense..........     --       --      --
                                   ------   ------   -----
       Net loss..................  (147.2)% (130.2)% (42.0)%
                                   ======   ======   =====

 Years Ended December 31, 1997, 1998 and 1999

  Revenue. We generate revenue primarily from the sale of products and, to a lesser extent, through the licensing of our HomeRun technology. Our total revenue increased to $27.8 million for the year ended December 31, 1999, from $10.6 million for the year ended December 31, 1998, and from $6.2 million for the year ended December 31, 1997. The increase in 1999 was primarily due to an increase in sales of Expresso products. The increase in 1998 was primarily due to an increase in sales of XL products and initial sales of Expresso GS and Expresso MDU products. License and royalty revenue increased to $1.5 million for the year ended December 31, 1999; from $0.8 million for the year ended December 31, 1998. The increase in 1999 was primarily due to increases in up-front license fees recognized during the year and receipt of related royalty payments. There was no license and royalty revenue in periods prior to 1998.

  Cost of Goods Sold/Gross Margin. Cost of goods sold consists of raw materials, contract manufacturing, personnel costs, test and quality assurance for products, and cost of licensed technology included in the products. Our cost of goods sold increased to $15.5 million for the year ended December 31, 1999, from $5.8 million for the year ended December 31, 1998, and from $3.2 million for the year ended December 31, 1997. The increase in 1999 was primarily due to increased production of our Expresso products. The increase in 1998 was primarily due to increased production of our XL and Expresso products and initial production of our Expresso GS and Expresso MDU products. Our gross margin on an absolute basis increased to $12.3 million for the year ended December 31, 1999, from $4.7 million for the year ended December 31, 1998, and from $3.0 million for the year ended December 31, 1997. Gross margin as a percentage of revenue decreased to 44.4% of revenue for the year ended December 31, 1999, from 45.0% of revenue for the year ended December 31, 1998, and from 48.1% of revenue for the year ended December 31, 1997. The decrease in gross margin as a percent of revenue in 1999 was primarily due to the change in product mix, as we sold a larger percentage of Expresso products that had lower average gross margins than the XL products. Volume price discounts to certain customers with substantial volume commitments and increased costs of raw materials and contract manufacturing associated with initial introductions of new products in the Expresso MDU product lines also contributed to this decrease in gross margin. The decrease in gross margin as a percentage of revenue in 1998 was primarily due to the change in product mix to include Expresso products which have lower average gross margins than the XL products, combined with the increased costs of raw materials and contract manufacturing associated with initial Expresso GS and Expresso MDU product introductions.

  Sales and Marketing. Sales and marketing expense primarily consists of personnel costs, including commissions and costs related to customer support, travel, trade-shows, promotions, and outside services. Our sales and marketing expenses increased to $10.5 million for the year ended December 31, 1999, from $8.5 million for the year ended December 31, 1998, and from $5.1 million for the year ended December 31, 1997. The increases in both 1999 and 1998 were primarily due to increased hiring of sales and marketing personnel, travel, attendance at trade shows, as well as increases in personnel related to customer support activities and expanded efforts in international markets.

  Research and Development. Research and development expense primarily consists of personnel costs related to engineering and technical support, contract consultants, outside testing services, equipment and supplies associated with enhancing existing products and developing new products. Research and development costs are expensed as incurred. Our research and development expenses increased to $7.6 million for the year ended December 31, 1999, from $6.2 million for the year ended December 31, 1998, and from $3.6 million for the year ended December 31, 1997. The increase in 1999 was primarily due to further development of the Expresso GS and Expresso MDU products, development of HomeRun-related products, enhancement of certain XL products, and continued development of the subscriber management system portion of the Expresso MDU product line. The research and development expenses of PublicPort and Vintel were consolidated with our expenses for the periods subsequent to the respective June and November acquisitions. The increase in 1998 was primarily due to further development of the Expresso GS and Expresso MDU products, development of HomeRun-related products, preparation of HomeRun technology for licensing and potential standardization and enhancement of certain XL products. We intend to increase investment in research and development programs in future periods for the purpose of enhancing current products to provide advanced Internet service applications for both domestic and international markets, reducing the cost of current products, and developing and acquiring new products.

  General and Administrative. General and administrative expense primarily consists of personnel costs for administrative officers and support personnel, and legal, accounting and consulting fees. Our general and administrative expenses increased to $4.4 million for the year ended December 31, 1999, from $2.8 million for the year ended December 31, 1998, and from $2.4 million for the year ended December 31, 1997. The increases in both 1999 and 1998 were primarily due to additions of administrative personnel and increases in other costs related to our growth. We intend to increase general and administrative expenditures and infrastructure costs as we expand our business.

  Amortization of Intangibles. Amortization of intangibles consists of the periodic amortization of intangible assets related to purchase acquisitions. These assets consist primarily of assembled workforce and goodwill and are amortized over their estimated useful lives of 3 and 5 years, respectively. Amortization of intangibles in 1999 of $0.1 million relates to intangible assets acquired from Vintel. There were no such costs prior to 1999.

  In-process research and development. Amounts expensed as in-process research and development were $2.6 million in 1999 and were related to in-process research and development purchased from Vintel. There were no such costs prior to 1999. The fair value of such technology currently under development was determined by using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations were typically derived from a weighted average cost of capital analysis, adjusted upward to reflect additional risks inherent in the development life cycle. These risk factors are reflected in the discount rate used of 30%. We expect that the pricing model for products and intellectual property licenses related to our acquisition of Vintel will be considered standard within the high-technology communications industry. We do not expect, however, to achieve expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include any anticipated cost savings. Our estimated cost to complete the technology at the time of acquisition was approximately $2.0 million. To date, those costs are approximately $0.1 million. We expect that products incorporating the acquired technology from this acquisition will be completed and begin to generate cash flows over a six to nine month period after integration. Development of these technologies, however, remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. Efforts to develop the acquired technology into commercially viable products consists principally of planning, designing and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could harm our business and operating results.

  Regarding our purchase of Vintel, actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisition as they relate to the value of purchased in-process research and development. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects and revenue and expense projections once the products have entered the market. There have been no product shipments to date from acquired technologies, therefore, it is difficult to determine the accuracy of overall revenue projections early in the technology or product lifecycle. Failure to achieve the expected levels of revenue and net income from these products may negatively impact the return on investment expected at the time that the acquisition was completed.

  Noncash Compensation Expense. Noncash compensation expense in 1999 consisted of the recognition of expense related to certain employee stock option grants, based on the difference between the deemed fair value of common stock and the option exercise price at the date of grant. Noncash compensation expense in 1998 and 1997 primarily consisted of expenses related to the grant of a warrant to purchase up to 666,836 shares of common stock in consideration for technology endorsement, marketing and certain development support by Microsoft with respect to our HomeRun technology and related products. Noncash compensation expense in both years also consisted of the recognition of expense related to certain employee stock option grants. Our noncash compensation expense was $0.5 million, $1.2 million, and $1.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. We intend to recognize $1.0 million in additional expenses related to employee stock options ratably over the remaining vesting period of the related options. Such deferred expense has been recorded as a reduction of equity in the balance sheet.

  Other Income (Expense), Net. Other income (expense), net consists of interest income on cash balances, offset by interest expense associated with credit facilities. Our other income (expense), net was $1.6 million, $0.2 million, and $0.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Liquidity and Capital Resources

  Since our inception, we have financed our operations primarily through the sale of preferred equity securities for an aggregate of $46.2 million net of offering costs. In January 1999, we completed our initial public offering and issued 2,875,000 shares of our common stock at a price of $18.00. We received approximately $46.9 million in cash, net of underwriting discounts, commissions and other offering costs. We also received approximately $6.7 million as a result of the exercise of a warrant to purchase 666,836 shares of Series G convertible preferred stock at a price of $10.00 per share.

  As of December 31, 1999, we had cash, cash equivalents and short-term investments of $32.2 million.

  Net increase in cash and cash equivalents in 1999 of $9.0 million resulted primarily from net proceeds from our initial public offering and exercise of a warrant for convertible preferred stock, and net proceeds of maturities of short term investments, offset by a net loss of $11.7 million, a net decrease in operating assets and liabilities of $12.2 million due to the increase in our sales activity for the year, purchases of short term investments, purchases of property and equipment and repayment of credit facilities.

  Net decrease in cash and cash equivalents in 1998 of $0.9 million resulted primarily from a net loss of $13.7 million, net changes in working capital, and purchase of property and equipment offset by net proceeds from maturities of short term investments, net proceeds from the sale of preferred securities and net borrowings from credit facilities.

  Net increase in cash and cash equivalents in 1997 of $4.0 million resulted primarily from net proceeds from the sale of preferred securities, and net proceeds from maturities of short term investments, offset by a net loss of $9.2 million, net changes in working capital, and the purchase of property and equipment.

  We have a credit facility to borrow up to $7.5 million. The credit facility is composed of two revolvers: a formula revolver of up to the lesser of $3.0 million or 85% of qualified accounts receivable bearing interest at prime plus 2.0% per annum; and a non-formula revolver of up to $4.5 million bearing interest at prime plus 3.5% per annum. The credit facility requires a minimum monthly interest payment of $10,000. The term of the credit facility is 18 months ending on June 30, 2000 and is automatically renewed for additional terms of one year unless 60 days' written notice is given by either party. We have approximately $1.5 million borrowed against the credit facility as of December 31, 1999.

  For future periods, we generally anticipate significant increases in working capital on a period to period basis primarily as a result of planned increased product sales and higher relative levels of inventory. We will also continue to expend significant amounts on property and equipment related to the expansion of systems infrastructure and office equipment and our anticipated move to expanded headquarter facilities to support our growth. We also expect to continue to expend significant amounts on lab and test equipment to support on-going research and development efforts.

  We believe that our cash, cash equivalents and short-term investment balances, funds available under our credit facility, and the net proceeds from this offering will be sufficient to satisfy our cash requirements for at least the next 12 months.

  During the years ended December 31, 1999, 1998 and 1997, we incurred non-cash expenses related to purchase acquisition and dividend accretion. The table below sets forth supplemental information concerning the impact of certain non-cash items on losses from operations. The accompanying supplemental financial information is presented for informational purposes only and should not be considered as a substitute for the historical financial information presented in accordance with generally accepted accounting principles. The Statements of Operations data has been derived from our audited financial statements.

                                                  Years Ended December 31,
                                                 ----------------------------
                                                   1997      1998      1999
                                                 --------  --------  --------
Computation of pro forma net loss per share:
  Net loss attributable to common stockholders.. $(10,784) $(16,331) $(11,969)
  Adjustments for certain noncash expenses
   related to purchase acquisition and dividend
   accretion:
    In-process research and development.........       --        --     2,600
    Amortization of intangibles.................       --        --        52
    Dividend accretion on preferred stock.......    1,627     2,584       235
                                                 --------  --------  --------
Pro forma net loss.............................. $ (9,157) $(13,747) $ (9,082)
                                                 ========  ========  ========
Pro forma net loss per share.................... $  (1.21) $  (1.64) $  (0.80)
                                                 ========  ========  ========
Shares used in computing pro forma net loss per
 share, basic and diluted (1)...................    7,568     8,389    11,321
                                                 ========  ========  ========
--------
(1) Calculation of pro forma shares, basic and diluted:

Shares used in computing net loss attributable
 to common stockholders, basic and diluted......      182       269    10,729
Adjustment to reflect the assumed conversion of
 preferred stock................................    7,386     8,120       592
                                                 --------  --------  --------
Shares used in computing pro forma net loss per
 share, basic and diluted.......................    7,568     8,389    11,321
                                                 ========  ========  ========

Year 2000 Compliance

  We have addressed computer networks year 2000 compliance in our systems, accounting software, computer hardware and existing products, and have communicated with our significant third party vendors with respect to their respective states of readiness. In order to assess year 2000 compliance of our products and systems, we identified those systems critical to our operations and the operations of our technologies and, based upon tests to such products and systems, believed that all of our systems and technologies, to the extent developed, were materially compliant. We expended approximately $70,000 to assess and address the year 2000 problem. Although it is now past January 1, 2000, and we have not experienced any adverse impact from the transition to the Year 2000, we cannot assure you that we or our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, some computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

                                    BUSINESS

Overview

  We design, develop and market multi-service broadband access systems that enable service providers to deliver high-speed data access to multi-tenant buildings. We use our proprietary FastCopper technology to deliver a cost-effective, scalable and easy to deploy solution to exploit the underutilized bandwidth of copper telephone wires within these buildings. Our products also provide service providers with enhanced capabilities such as subscriber management, firewall protection, virtual private networking, and small business email and web servers. Our systems and related services are designed with the specific requirements of the multi-tenant unit, or MTU, market in mind and enable service providers in this market to increase their revenue by providing additional services and increase customer retention through bundled service offerings.

Industry Background

 Increasing Demand for High-Speed Internet Access

  In recent years, there has been a dramatic increase in demand by businesses and consumers for high-speed data access to the Internet and to private corporate networks. This demand is being driven by the growth in users who are accessing networks for a variety of applications, including communications via the Internet and corporate intranets, electronic commerce, and telecommuting. This growth is projected to continue to rapidly increase over the next several years. The Yankee Group projects that the U.S. market for residential high-speed Internet services will grow from 1.4 million subscribers in 1999 to approximately 16 million subscribers by 2004. In addition, Forrester Research projects that the U.S. market for commercial broadband Internet access will grow from $2.4 billion in 1998 to $28.7 billion in 2003.

  To meet this increasing need for high-speed access, telecommunications service providers have significantly upgraded both backbone and local networks with broadband fiber optic facilities and high-speed switches, routers, and multiplexers. In some cases, these service providers are bringing fiber optic links all the way to residential neighborhoods or to the basements of commercial office buildings. In addition, other service providers are building wireless broadband access networks using recently available radio spectrum, or are using hybrid fiber coaxial cable networks that are traditionally used to provide cable TV service. Service providers may also use the copper-based infrastructure of an incumbent local exchange carrier, or ILEC, to offer DSL-based services. All of these new networks offer speeds more than 20 times as fast as today's 56 kbps dial-up modems.

  Although service providers are bringing broadband facilities closer to residential and commercial end users, they remain challenged by the cost and logistics associated with extending this bandwidth all the way to Internet devices in a consumer's home or to the local area network, or LAN, of a small business office. These challenges are particularly acute in MTU complexes where the end-user typically does not directly own the network infrastructure in place, and where the majority of the existing infrastructure tends to be the copper wires being used to provide existing telephone service.

  The MTU market can be segmented into two markets: residential and commercial. The residential MTU market, also known as the multi-dwelling unit, or MDU, market, consists primarily of apartments, hotels, and university dormitories. Data from the U.S. Census Bureau indicates that the domestic apartment market totals over 21 million individual tenant units, with 9 million units being located in buildings or complexes of 50 or more units. Data from the U.S. Department of Commerce indicates that the domestic hotel market consists of 1.7 million rooms, with 1.4 million rooms in buildings of more than 100 rooms. We believe that these larger buildings and complexes are the initial target for high-speed Internet access.

  The commercial MTU market, also known as the multi-tenant commercial unit, or MCU, market, represents office complexes and other business-related facilities. According to data from Torto Wheaton Research, there are more than 2.5 billion square feet of rentable commercial office space in the 54 largest metropolitan markets across the United States.

 MTU Market Characteristics

  As the demand for high-speed Internet access has increased significantly over the last couple of years, we believe that owners and managers of apartments, hotels and commercial properties have begun to view high-speed Internet access as a critical enhanced service for their residents, guests and tenants. There is demand from owners of MTU complexes and buildings to offer Internet access and other broadband services as an amenity that effectively attracts and retains occupants, thereby increasing revenue and profitability.

  Given the complexity and cost of deploying broadband services, many property owners prefer to outsource ownership, installation, operation and management of high-speed Internet solutions to an MTU focused service provider. In exchange for granting a service provider the ability to market and provide telecommunications services to their properties, these MTU owners now have an opportunity to share the service revenue generated from their buildings, and to offer new Internet-enabled services. These services enable on-line reservation of building amenities, community message boards, e-commerce and payment of rent.

  A set of specialized service providers has recently emerged to fill the growing demand for high-speed Internet service to the MTU market. While high-speed Internet access is the primary service delivered by these service providers today, we believe that the delivery of multiple services, such as high speed corporate networking, packet voice and IP video, will be key to meeting future customer needs and driving service provider profitability through bundled service offerings. The MTU market is attractive to these emerging service providers because of the efficiency of delivering multiple services, often on an exclusive basis, to a geographically concentrated and demographically similar customer base.

 Infrastructure Requirements for MTU Service Providers

  Service providers marketing to MTU owners and tenants typically concentrate their networks and marketing and sales efforts within major metropolitan areas. In each local service area, a service provider will then locate a metropolitan point-of-presence, or metro POP, that will concentrate high-speed, last mile access links from multiple MTUs, provide value-added services such as web hosting and email, manage subscriber access, centralize billing, and provide an efficient link to backbone Internet or intranet networks.

            [DIAGRAM APPEARS HERE--NETWORK INFRASTRUCTURE FOR MTUS]

  The high-speed links from a service provider's metro POP to individual MTU buildings or complexes may consist of local T1 facilities sourced from an ILEC, xDSL facilities sourced from a competitive local exchange carrier, or CLEC, or self-provisioned fiber, coaxial cable, or radio facilities.

  Once broadband access is brought to the MTU, another broadband distribution network needs to be created within the building to bring the offered services to tenants. Alternatives for creating this network include rewiring the building with Category 5 copper wire for Ethernet, laying a new fiber-based infrastructure, or reusing the copper infrastructure that is already in place to provide telephone service. Rewiring with Category 5 wire or laying new fiber links can be prohibitively expensive on a per-subscriber basis because in most cases a service provider will only have demand from a limited number of tenants in the building, yet the entire building will need to be rewired to accommodate future and changing requirements. Similarly, carrier class DSL access multiplexers, known as DSLAMs, which are designed to serve hundreds of subscribers over the existing telephone wires, are prohibitively expensive when only serving a limited number of tenants.

  We believe that service providers for the MTU market require systems that:

  . deliver reliable high-quality broadband access services in a cost effective manner;

  . are easy to deploy and provision, and are economically scalable from as few as four subscribers in small buildings to hundreds of subscribers in large complexes;

  . support multiple services such as voice, video, firewall security and virtual private networking so as to maximize both the network infrastructure and the sales, marketing and operations infrastructure of the service provider; and

  . are remotely controlled, maintained and upgraded as required.

  We believe that systems with these characteristics enable service providers to increase their revenue by providing additional services and increase customer retention through bundled service offerings.

The Tut Systems Solution

  We design, develop and market multi-service broadband access systems that enable service providers to deliver high-speed data access over the existing copper telephone infrastructure found in MTU complexes, such as apartment buildings, hotels, business parks, and commercial office buildings. Our systems also provide service providers with enhanced capabilities such as subscriber management, firewall protection, virtual private networking, and small business email and web servers. Our systems are designed with the specific requirements of the MTU market in mind and provide the following benefits to our customers:

  . Reliable, high performance, cost-effective broadband access. Our access products use our proprietary FastCopper technology to exploit the underutilized bandwidth of existing MTU infrastructures by reducing the noise, radio frequency interference and signal cross talk inherent in high-speed data transmission over copper telephone wires. Our technology enables cost-effective Ethernet LANs to be quickly implemented over these telephone wires, without interfering with existing telephone service that may be running over these same wires. Our proprietary HomeRun technology has been adopted as the first generation standard for home networking over copper telephone wires by the Home Phone Network Alliance, or HPNA, and is licensed to leading semiconductor, computer hardware and consumer electronics manufacturers. Our proprietary LongRun technology is similar in operation to our HomeRun technology, but provides higher performance in the presence of noise and cross-talk, and transmits over longer distances than HomeRun.

  . Easy-to-deploy, scalable systems. Our Expresso GS, MDU and MDU Lite systems, which are integrated with our proprietary FastCopper technologies, provide low cost, high-speed bandwidth to multiple tenants within an MTU complex or building while meeting our service provider customers' ease-of-use and scalability requirements. The Expresso MDU unit is intended for deployment in the basements of apartment buildings, in wiring rooms of hotels and in other residential locations where access lines are centrally concentrated. Our compact MDU Lite product extends the delivery of high-speed services to tenants living in the smaller buildings typically found in garden style apartment complexes.

  . Multiple value-added, revenue-enhancing services. Our Expresso SMS 2000 and Expresso OCS systems provide plug-and-play functionality, subscriber management, community web pages, credit card billing, and other functions for the MDU market. When used to provide high-speed Internet access to hotel guests, the Expresso SMS 2000 system interfaces with our Expresso MDU system to provide a simple plug-and-play experience for the guest without disturbing normal phone service or requiring computer reconfiguring by the guest. We recently acquired our OneGate Internet appliance to enable MCU and other business-focused service providers to provide the key Internet access functions required by small businesses, including routing between LAN and WAN domains, firewall protection, virtual private networking, email server, and web servers. These products use industry-standard protocols for interoperability with third-party systems and are based on industrial-grade computing platforms for continuous industry-driven improvements in price and performance.

Strategy

  Our objective is to be the dominant provider of advanced multi-service broadband access systems that exploit the large existing infrastructure of copper telephone wires within multi-tenant complexes, such as apartment buildings, hotels, office buildings, business parks, university dormitories and other buildings. Key elements of our business strategy are as follows:

  Facilitate Rapid Growth in MDU Markets. We market our Expresso MDU and related products to service providers that are focused on the residential MDU market and can benefit from highly scalable Internet access solutions with low initial deployment costs. We actively work with our customers both to deploy systems in additional properties as well as to facilitate the adoption of broadband access services by tenants in buildings in which our systems are already deployed. We intend to continue to focus our direct sales and marketing efforts on establishing additional customer relationships with large MDU service providers. In addition, we intend to reach smaller service providers through our network of value added resellers, or VARs, and systems integrators.

  Accelerate Penetration in MCU Markets. We plan to accelerate our penetration of the commercial MCU market with our enhanced service capabilities for this market. The acquisition of FreeGate, whose OneGate Internet appliance is specifically designed to serve the growing data communications needs of small to medium businesses, was our initial step in addressing the value-added needs of this market. OneGate enables service providers to address the growing needs of small businesses for Internet access and security, intranet corporate networking and electronic commerce solutions. We believe that the capabilities of OneGate products in combination with our broadband access systems provide us with a significant competitive advantage. We intend to use our direct sales force to target large service providers in the MCU market and develop relationships with key VARs and systems integrators in this market.

  Enhance the Service Capabilities Provided by our Products and Systems. By adding higher-level features and functions above the basic data transport layer, such as subscriber management, network address translation, web, and email servers, firewall protection, and virtual private networking support to our product line, we enable our service provider customers to expand the range of services that they can market and deploy to their customers. Service providers, in turn, can leverage their sales and marketing efforts, reduce customer churn, and have a higher revenue-to-cost portfolio of services. We intend to use our product development capabilities and our FastCopper technology to enable higher data speeds over longer distances. We plan to enhance our Expresso SMS 2000 and OneGate platforms by adding new software features to support voice, video, and enhanced data capabilities. We intend to lower the total cost of system ownership for our customers by reducing manufacturing costs, expanding the self-provisioning features of our systems, and enhancing network management capabilities.

  Continue to Leverage HomeRun Technology and Partnerships. In June 1998, our HomeRun technology was selected as the initial specification for a home networking standard to be promoted by the Home PNA. We have licensed HomeRun to leading semiconductor, computer hardware, and consumer electronics manufacturers, including 3Com, AMD, AT&T Wireless, Broadcom, Compaq, Conexant Systems, Davicom, Intel, Lucent, Motorola, National Semiconductor, STMicroelectronics and TDK. These licensees embed HomeRun technology into integrated circuits and consumer products, including PCs, network interface cards, network adaptors, and modems. We believe that the availability of these devices will reduce the total cost of deploying services based on HomeRun enabled versions of Expresso MDU. We plan to continue to leverage our relationships with these licensees to give us better access to technologies that are supportive of our proprietary LongRun technology and related systems.

  Expand International Presence. We believe that our Expresso product lines, which have been developed in conformance with international standards, can serve a substantial market for high-speed data access products outside of the United States. In addition, we believe that our Expresso SMS 2000 and OneGate product lines can meet the needs of established as well as emerging service providers in international markets such as Europe, the Middle East, and Asia. We have added personnel in several key international markets and are actively seeking to add new international distributors who focus on the MTU market.

Core Technologies and Products

  We have developed a broad base of proprietary FastCopper technology to address noise and distortion problems so that high-speed data access can be achieved over a single pair of ordinary copper telephone wires used in corporate and educational campuses, apartment buildings, hotels and single family homes. Our FastCopper technology encompasses three main areas of expertise to maximize transmission rates at minimum costs over existing copper telephone wires: noise reduction, analog and digital signal processing to reduce distortion, and digital modulation techniques. Our FastCopper expertise is deployed in our HomeRun, LongRun and other transmission technologies.

  HomeRun creates a cost-effective Ethernet LAN over the random topology of home telephone wires, without disturbing existing telephone service and/or G.lite ADSL service running simultaneously over these same wires. With HomeRun, multiple devices can share peripherals and/or a single high-speed Internet access connection on a 1 Mbps Ethernet LAN. HomeRun supports Internet connections through ISDN or xDSL wireline technologies, a wireless modem or a cable modem. LongRun shares similar modulation techniques with HomeRun, but operates at lower baseband frequencies to provide improved performance in the presence of intra-system crosstalk and coverage of longer distances that may be found in many apartment, hotel, and university dormitory complexes. HomeRun is specified to operate over distances as long as 500 feet, while LongRun is intended to operate at distances up to 2500 feet.

  The following products are based in part on this FastCopper technology foundation and are augmented by additional technologies that allow for enhanced capabilities:

 Expresso System Platforms

  Our Expresso MDU products are designed to be used by ILECs, CLECs, and other service providers to provide high-speed advanced data services to large numbers of end users over private copper network infrastructures. Expresso MDU is AC-powered and, when integrated with our HomeRun or LongRun technology, provides owners of private copper networks with an easy to deploy and scalable means to distribute high-speed data access to tenants over the copper telephone wires found in MTUs. In addition, we offer our Expresso GS system, which is DC-powered and intended for use by service providers to serve last mile applications using xDSL technologies.

  An Expresso MDU or Expresso GS system consists of a compact, modular central-site shelf with an SNMP management card, optional switching, multiplexing and WAN interface cards, and up to 17 xDSL, HomeRun or LongRun line cards. The 10 1/2 inch-high system is available with two mounting options, either 19 inches wide for data center and international installations or 23 inches wide for telephone company installations.

               [DIAGRAM APPEARS HERE--THE EXPRESSO GS/MDU SYSTEM]

  Each Expresso MDU and Expresso GS shelf can support up to 136 line side subscriber connections, making the Expresso MDU and Expresso GS platforms among the highest density xDSL platforms in the industry. Multiple Expresso MDU and Expresso GS shelves can be interconnected via 10 or 100Base-T Ethernet connections, allowing systems to accommodate hundreds of subscribers onto a common WAN interface.

 Expresso MDU

  Expresso MDU integrates our HomeRun and LongRun technologies with our flexible Expresso platform to provide owners of MDUs with easy to deploy, scalable and cost-effective solutions to distribute high-speed data access to multiple tenants over the private copper networks within MDUs. The Expresso MDU platform has been designed for deployment in residential locations, such as in the basement wiring room of an apartment building. Expresso MDU can be equipped with HomeRun and/or LongRun line cards to provide a secure Ethernet LAN for each living unit within an MDU. We have developed HomeRun and LongRun adapters that convert HomeRun/LongRun signals to a standard 10Base-T Ethernet interface. Consumer products, such as PCs, peripherals, Internet telephones and television-based web browsers, that are compatible with either version 1.0 or version 2.0 of HomePNA can directly connect to the Expresso MDU without the need for any additional adapter or network interface card.

                   [DIAGRAM APPEARS HERE--THE NETWORKED MDU]

 Expresso MDU Lite

  To provide service to small apartment buildings spread across a garden-style complex in which there is no central wiring point, we developed the Expresso MDU Lite and the Expresso LongRun MDU Lite. The former is intended for domestic and international markets, while the latter is primarily intended for international markets. MDU Lites contain either eight ports of HomeRun or eight ports of LongRun. Multiple units may be connected together to support more than eight subscribers and they may be connected back to a central point via LongRun copper-based products, coax-based cable modems, or radio-based modems.

                  [DIAGRAM APPEARS HERE--THE GARDEN-STYLE MDU]

 Expresso GS

  For local loop applications, we offer the Expresso GS system, which consists of xDSL line cards connected to remote M-1100 or MXL-2300 series routers. The M-1100 series routers connect users' PCs or LANs to the Expresso GS system over a local loop that may extend up to 24,700 feet using our current 1.1 Mbps SDSL line technology. The MXL-2300 series routers, when used with a new line card being developed, will provide access at 2.3 Mbps. Our dynamic SmartWire SDSL rate adaptation enables all subscribers to be served at the highest attainable speeds over each loop. Through Expresso's All-Rate DSL feature a service provider can offer tiered access services in increments of 64 Kbps to meet the varying bandwidth and price requirements of each subscriber. All-Rate DSL allows service providers to offer a low cost, low bandwidth, entry level service that can expand to higher bandwidth capabilities as a subscriber's need for bandwidth expands. Our M-1100 and MXL-2300 routers provide a standard 10Base-T interface for connection to users' PCs or LANs.

                [DIAGRAM APPEARS HERE--THE NETWORKED COMMUNITY]

 Expresso SMS 2000

  Our Expresso SMS 2000 and companion Expresso OCS system provide plug-and-play functionality, subscriber management, network address translation, credit card billing, and other functions for the MDU market. The compact 1-3/4" high Expresso SMS 2000 system runs on a Red Hat Linux operating system, is typically located on the premises of an MDU complex and supports up to 800 simultaneous user sessions per unit. The companion Expresso OCS operations center software is intended to be located at a metro POP or central network operations center. Expresso OCS is a software package that runs on a standard PC computing platform. Each Expresso OCS can manage up to 300 remote Expresso SMS systems, providing central credit card billing interfaces, accounting records, and access to the accounting and policy data bases most often used by CLECs and ISPs.

 OneGate 1000

  Our OneGate 1000 Internet server appliances combine the functions of IP routing, firewall security, network address translation, secure remote access via virtual private networking, email, and web servers on one compact PC-based platform. Redundant mirrored hard drives provide fault tolerance for critical functions as well as storage for email and web pages. Built-in WAN interfaces support T1, DSL, and ISDN links.

  The OneGate 1000 is designed for larger offices and supports workgroups of 25 to 250 users. For business enterprises with more than a single office location, multiple OneGate units interoperate with each other to provide a secure virtual private network using the worldwide reach of the public Internet. For service providers, the OneGate service platform provides an all-in-one single box solution to locate on a customer's premises. Although located on a customer's premises, the OneGate systems facilitate outsourced management and control by the service provider. Software upgrades and any maintenance fixes can be enabled from the service provider's central network operations center without having to involve the end customer.

 XL Products

  We use our FastCopper technology, along with commercially available components, to build high-speed data access products. In the XL1500 product series, we applied our noise reduction and signal processing expertise to build a 10Mbps, 1,500 foot Ethernet LAN extension product to operate over a single pair of copper telephone wires. For other XL products, we pioneered the use of rate adaptive synchronous digital subscriber line, or SDSL, technology products that extend to distances up to 24,700 feet without the use of repeaters. For HomeRun, we developed a proprietary modulation technique to transmit high-speed data signals over random tree and branch networks typically found in single family homes.

Customers and Markets

  We target our development, marketing and sales efforts to service providers in both the MDU market and MCU market.

 MDU Market

  Service providers, including ILECs, CLECs, ISPs and multiple system operators for the cable industry, can recognize substantial economies of scale by providing high-speed services to MDU tenants from a single point of service. MDUs include apartment complexes, hotels, university dormitories and military housing complexes. We believe that the potential international MDU market represents a strategic opportunity for us.

  Our potential customers in the MDU market include both service providers who seek to sell services to MDU tenants and owners of MDU complexes who seek to offer advanced amenities to their tenants, increase property value, and/or gain additional revenue from the property. Among our Expresso MDU customers are BRE Properties, Darwin Networks and Reflex Communications. Our Expresso SMS 2000 system has been designed with features to specifically address the needs of this market.

 MCU Market

  For some time there have been service providers focused on delivering voice services to tenants in multi-tenant commercial buildings, but recently a new class of service providers and CLECs have emerged that plan to use a broadband IP-based infrastructure to provide a wide array of services, including high-speed Internet access, email, web hosting, firewall protection, local and long distance voice, and business TV to tenants in multi-tenant commercial buildings. These MCU service providers are demanding a low-cost, multi-service, broadband platform on which to deliver this array of services to the small and medium size businesses that tend to locate in MCUs.

  Our Expresso-based transport systems, when coupled with our OneGate products, enable service providers to offer services on an "as-needed" basis, all remotely controlled and managed. Access bandwidth, firewall, email, web server, and virtual private networking services are managed by the service provider obviating the need for a small business to hire on-site IT staff. Among our MCU customers are Darwin Networks, Rycom Inc. and 2nd Century Communications.

  For simple point to point applications, we market our XL products to domestic and international end users for LAN extensions over existing copper telephone wires. We have more than 500 domestic and international customers for our XL product line.

 Home Networking

  The growth in the demand for high-speed data access, the decreasing cost of personal computers and the proliferation of Internet access devices in homes are creating an emerging demand for home networking and access solutions. Home networks must be designed to allow the sharing of files, the sharing of peripherals, such as printers, the simultaneous, uninterrupted use of voice service and, perhaps most importantly, the sharing of Internet and remote corporate network access. Home network consumers desire a low cost, easy to implement network solution that does not require new wires to be installed throughout the home.

  We are licensing our HomeRun technology to members of the Home PNA and others. In 1998, the Home PNA selected HomeRun as the initial specification for a home networking standard. The founding members of the Home PNA were 3Com, AMD, AT&T Wireless, Compaq, Epigram, Hewlett-Packard, IBM, Intel, Lucent, Rockwell and Tut Systems. The Home PNA currently includes over 120 members.

Marketing, Sales and Customer Support

 Marketing

  We seek to increase demand for our products, expand company and product visibility in the market and establish cooperative marketing programs. In addition to customer-specific sales efforts, our marketing activities include attendance at major industry trade shows and conferences, such as Interop, Hitech, National Multihousing Conference, and SuperComm, the distribution of sales and product literature, operation of a web site, advertising in trade journals and catalogs, direct marketing and ongoing communications with our customers, the press and industry analysts. As appropriate, we enter into cooperative marketing and/or development agreements with strategic partners that may include key customers, semiconductor manufacturers, radio or cable equipment manufacturers, set-top box manufacturers, and others.

 Sales

  We sell our products through multiple sales channels in the United States, including a select group of regional VARs, systems integrators and distributors, data networking catalogs and directly to service providers. Internationally, we sell and market our products through sales agents, systems integrators and distributors. In 1998 and 1999, we established new sales channels in Canada, Europe, South America, Australia and Asia. In 1999, we opened a sales office in the United Kingdom. In 1999, we derived approximately 32% of our revenue from customers in international markets. We believe that our products can serve a substantial market for high-speed data access products outside of the United States.

 Customer Support

  We believe that consistent high-quality service and support is a key factor in attracting and retaining customers. Service and technical support of our products is coordinated by the customer support organization located in Pleasant Hill, California. Telecommunications and Networking Systems Engineers provide critical technical support to our customers. Our Systems Application Engineers, located in each of our sales regions, support pre- and post-sales activities. We also employ a nationwide third party support organization to handle inquiries from a large number of customers and provide first level telephone technical support and on-site installation and support services. Customers can also access technical information and receive technical support through the Internet.

Research and Development

  Our research and development efforts are focused on enhancing our existing products and developing new products. Our research and development organization emphasizes early stage system engineering. The product development process begins with a comprehensive functional product specification based on input from the sales and marketing organizations. We incorporate feedback from end users and distribution channels, and through participation in industry events, industry organizations and standards development bodies such as the Home PNA. Key elements of our research and development strategy include:

  . Core Designs. We seek to develop platform architectures and core designs that allow for cost-effective deployment and flexible upgrades that meet the needs of multiple markets and applications. These designs emphasize quick time to market and future cost reduction potential. The Expresso GS/MDU platform is a direct result of this strategy.

  . Product Line Extensions. We seek to extend our existing product lines through product modifications and enhancements in order to meet the needs of particular customers and markets. Products resulting from our product line extension efforts include the Expresso MDU Lite.

  . Use of Industry Standard Components. Our design philosophy emphasizes the use of industry standard hardware and software components whenever possible to reduce time to market, decrease the cost of goods and lessen the risks inherent in new design. We maximize the use of third party software for operating systems and routing software, allowing our software engineers to concentrate on hardware-specific drivers, user interface software and advanced features.

  . New Technologies. We seek to enhance our Expresso platform by incorporating additional xDSL technologies, such as VDSL, higher speed WAN interfaces and new network management software features. We also seek to develop new product capabilities through software upgrades to our Expresso SMS 2000 and OneGate platforms.

Manufacturing

  We do not manufacture any of our own products, but instead rely on contract manufacturers to assemble, test and package our products. We require ISO 9002 registration for these contract manufacturers as a condition of qualification. We audit the contractor's manufacturing process performance through audits, testing and inspections and monitor contractor quality through incoming testing and inspection of packaged products. In addition, we monitor the reliability of our products through in house repair, reliability audit testing and field data analysis.

  We currently purchase all of our raw materials and components used in our products through our contract manufacturers. We and our contract manufacturers have experienced difficulty in obtaining some components used in our products. For example, we are experiencing, and may continue experiencing in the future, difficulty obtaining flash memory. We forecast our product requirements to maintain sufficient product inventory to allow us to meet the short delivery times demanded by our large and diverse customer base, typically one to four days between receipt of order and shipment to the customer. Our future success will depend in significant part on our ability to obtain manufacturing on time, at low costs and in sufficient quantities to meet demand.

Competition

  The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We believe that we and our products face the following competitive factors:

  . conformance to industry standards;

  . breadth of product lines;

  . implementation of additional product features and enhancements, including improvements in product performance, reliability, size, and scalability;

  . low cost and ease of deployment and use;

  . sales and distribution capability;

  . technical support; and

  . service and general industry and economic conditions.

  Although we believe that we currently compete favorably with respect to all of these factors, there can be no assurance that we will have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. We expect that competition in each of our markets will increase in the future. Our principal competitors include or are expected to include Cisco, Copper Mountain, Nortel and Paradyne, and a number of other public and private companies. Many of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than us. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than us. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced will not harm our business, financial condition and results of operations. In addition, some of our licensees may sell aspects of our technology to our competitors or potential competitors. These competitors may cause an erosion in the potential market for our products. This competition could result in price reductions, reduced profit margins and loss of market share, which would harm our business, financial condition and results of operations.

  We also compete with technologies using alternative transmission media such as coaxial cable, wireless facilities and fiber optic cable. To the extent that telecommunications service providers choose to install fiber optic cable or other transmission media in the last mile, or to the extent that homeowners and businesses install other transmission media within buildings, we expect that demand for our copper telephone wire-based products will decline. These competitive pressures from alternative transmission technologies may further necessitate price reductions of our existing and future products.

Proprietary Rights

  Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold 20 United States patents and have 13 United States patent applications pending. There can be no assurance that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will prevent the development of competitive products. We seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. The steps taken by us in this regard may be inadequate to prevent misappropriation of our technology and our competitors may independently develop technologies that are substantially equivalent or superior to our technologies. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. In this regard, there can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or that any of these claims will not require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of those claims. No assurance can be given that any necessary licenses will be available or that, if available, these licenses can be obtained on commercially reasonable terms.

Employees

  As of February 14, 2000, we employed 163 persons, including:

  . 17 in operations;

  . 57 in marketing, sales and customer support;

  . 50 in research and development; and

  . 19 in finance and administration.

  We also employ a number of contract employees, especially for software engineering and systems verification. None of our employees are represented by a labor union and we have experienced no work stoppages to date. With the execption of an agreement with our Chief Operating Officer, we do not have any employment contracts with our executive officers.

Facilities

  Our principal administrative and engineering facilities are located in one leased building totaling approximately 23,000 square feet located in Pleasant Hill, California. In addition, we lease sales and administrative facilities totaling approximately 2,600 square feet in Beaverton, Oregon, engineering and administrative facilities totaling approximately 20,200 square feet in Sunnyvale, California. We also lease engineering facilities in Oakland, California, and Ann Arbor, Michigan. The current lease for the Pleasant Hill facility expires in May 2001, with an option to renew for two years, the lease for the Oregon facility expires in March 2002, the lease for the Sunnyvale facility expires in August 2002, the lease for the Oakland facility expires in April 2000, and the lease for the Ann Arbor facility expires in December 2001.

  We intend to relocate our principal administrative and engineering facilities from Pleasant Hill to Pleasanton, California during 2000. We have entered into a lease for facilities in Pleasanton totaling approximately 89,000 square feet. The lease for the Pleasanton facility expires in April 2007, with an option to renew for five years. We believe that with this additional space, our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional or substitute space will be available as needed.

Legal Proceedings

  As of the date of this prospectus, we are not involved in any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

  Our directors and executive officers as of March 22, 2000 are as follows:

          Name           Age                             Position
          ----           ---                             --------
Salvatore D'Auria.......  44 President, Chief Executive Officer and Chairman of the Board
Sanford Benett..........  51 Chief Operating Officer
Matthew Taylor..........  40 Chief Technical Officer and Director
Nelson Caldwell.........  43 Vice President of Finance, Chief Financial Officer and Secretary
Allen Purdy.............  50 Vice President of Sales
Mark Carpenter..........  39 Vice President of Marketing
Thomas Warner...........  43 Vice President of Engineering
Craig Bender............  57 Vice President of Market Development
Avi Caspi...............  48 Vice President of Operations
Clifford H. Higgerson...  60 Director
Saul Rosenzweig(1)......  74 Director
David Spreng(1).........  38 Director
George M. Middlemas.....  53 Director
Brion Applegate(2)......  46 Director
Roger H. Moore(2).......  58 Director
Neal Douglas(2).........  41 Director

--------
(1) Member of the audit committee.
(2)Member of the compensation committee.

  Salvatore D'Auria has served as President, Chief Executive Officer and a director since August 1994. Since January 2000, Mr. D'Auria has served as Chairman of the Board of Directors. He served as our Chief Operating Officer from May 1994 to August 1994. From August 1993 to May 1994, Mr. D'Auria performed various consulting services for networking software companies.
Mr. D'Auria joined Central Point Software in October 1989 as Director of Product Marketing and was appointed as Vice President of Marketing in April 1990, and held various Vice President positions until August 1993. From 1980 to 1989, Mr. D'Auria served in various marketing and management positions at Hewlett-Packard. Mr. D'Auria holds a B.S. in Physics from Clarkson University.

  Sanford Benett has served as our Chief Operating Officer since February 2000. Mr. Benett served as President and Chief Operating Officer of FreeGate Corporation from June 1999 until February 2000. He also served as Vice President of Engineering of FreeGate from December 1998 until June 1999. From December 1997 to December 1998, Mr. Benett worked as an independent consultant. Mr. Benett also served as Vice President and General Manager of the Newton Business Division of Apple Computer from June 1995 until December 1997. He also served as Director of Software Engineering in the Newton Business Division from January 1994 until June 1995. Prior to that time he held various positions at GO Corporation, Datacopy/Xerox, TransImage Corporation, Tandem Computers and the Mitre Corporation. Mr. Benett holds a B.S. in Mathematics and an M.S. in Computer Science from the University of Maryland.

  Matthew Taylor is a co-founder of Tut Systems and has served as our Chief Technical Officer since August 1994 and as one of our directors since July 1993. From August 1994 to January 2000, Mr. Taylor was Chairman of the Board of Directors and Secretary. From April 1989 to August 1994, Mr. Taylor was our President and Chief Executive Officer. Prior to that time, Mr. Taylor was the Vice President of Engineering and a co-founder of Alameda Instruments, Inc., a semiconductor equipment company, from 1987 to 1989. Mr. Taylor holds a B.S. in Biology and an M.S. in Engineering Science from the University of California at Berkeley.

  Nelson Caldwell has served as our Vice President of Finance and Chief Financial Officer since June 1997. Since January 2000, Mr. Caldwell has served as Secretary. From May 1995 to May 1997, Mr. Caldwell served as Chief Financial Officer and Secretary of Telechips Corporation, a computer telephony device company. Mr. Caldwell also served as the interim President and Chief Executive Officer and a director of Telechips from February 1997 to May 1997. Telechips filed for bankruptcy under Chapter 7 of the Federal Bankruptcy Code on June 30, 1997. Prior to that time, Mr. Caldwell held various positions at Coopers & Lybrand L.L.P. from June 1989 through April 1995, most recently as Manager in the Business Assurance practice. Mr. Caldwell holds a B.S. in Business Administration from California State University, Chico, and is a Certified Public Accountant.

  Allen Purdy has served as our Vice President of Sales since January 1997. From November 1992 to January 1997, Mr. Purdy was Regional Sales Manager and, most recently, Director of Sales of Applied Digital Access, Inc., a provider of network management and testing equipment for the telecommunications industry, and was a Regional Sales Manager with TeleSciences, Inc. from June 1989 to November 1992. Mr. Purdy holds a B.S. in Industrial Engineering from Rutgers University and an M.B.A. from Rider College.

  Mark Carpenter has served as our Vice President of Marketing since March 2000. From April 1999 to March 2000, Mr. Carpenter was Senior Director of Marketing, New Desktop Product Marketing at Compaq Computer Corporation. From April 1997 to March 1999 Mr. Carpenter was Director of Engineering, Internet and Home Networking at Compaq. Prior to that time, Mr. Carpenter was Senior Manager, Emerging Products, in the Consumer Division of IBM Corporation from January 1996 to March 1997, and Lead Architect, Embedded Network Systems, at IBM from January 1994 to January 1996. Mr. Carpenter holds a B.S. in Computer Science form Worcester Polytechnic Institute.

  Thomas Warner has served as our Vice President of Engineering since February 1997. Prior to that time, Mr. Warner served in various positions at Ericsson Fiber Access, a division of Ericsson Inc. from March 1990 through February 1997, most recently as Vice President of Systems Management. Mr. Warner holds a B.S.E.E. from the University of Illinois at Champaign-Urbana.

  Craig Bender has served as our Vice President of Market Development since June 1997. Prior to that time, Mr. Bender was with Integrated Network Corporation where he served as Vice President of Marketing from 1988 to 1992, as Vice President of International Business Development from 1992 to 1996 and as Vice President of Integrated Network Corporation's DAGAZ division until 1997. Mr. Bender holds a B.S.E.E. from Syracuse University, an M.S.E.E. from the University of California at Los Angeles and an AT&T-sponsored Executive M.B.A. from Pace University.

  Avi Caspi has served as our Vice President of Operations since November 1999. From June 1999 until November 1999, Mr. Caspi worked as an independent consultant, and from February 1998 to June 1999, he was Vice President of Operations for Netro Corporation, a wireless equipment company. From November 1997 to February 1998, he worked as an independent consultant. Mr. Caspi was Vice President of Quality and Director of Manufacturing Operations for Packard Bell NEC from November 1991 to November 1997. Prior to that time, he held various positions with Alps Electrics, Allegretti & Company and Rain Bird Corporation. Mr. Caspi holds an M.B.A. from Pepperdine University, an M.S. in Industrial and Systems Engineering from the University of Southern California, a B.S. in Industrial Engineering from California State Polytechnic University and a B.S. in Practical Mechanical Engineering from ORT Tel-Aviv Technical Institute in Israel.

  Clifford H. Higgerson has served as one of our directors since July 1993. Since 1991, Mr. Higgerson has been a general partner of Vanguard Venture Partners, a venture capital firm specializing in high technology start-ups. Since 1987, Mr. Higgerson has also been a partner of Communications Ventures, Inc. Mr. Higgerson also is a director of Advanced Fibre Communications, Ciena Corporation, a manufacturer of multiplexing systems, and Digital Microwave Corporation. Mr. Higgerson earned his B.S. in Electrical Engineering from the University of Illinois and an M.B.A. in Finance from the University of California at Berkeley.

  Saul Rosenzweig has served as one of our directors since July 1993. Mr. Rosenzweig has been a general partner of Rosetree Partners, a venture investing group, since 1982. He has also served as President and Chief Executive Officer of Snap Software from 1994 to 1996, and as President of RZGroup, Inc., a communications management firm, since 1981. Mr. Rosenzweig holds B.S. degrees in Naval Science and in Industrial Management from Georgia Institute of Technology.

  David Spreng has served as one of our directors since February 1994. Mr. Spreng has served as the Managing General Partner of Crescendo Venture Management, LLC since September 1998. Mr. Spreng served as President of IAI Ventures, Inc. from March 1996 to September 1998 and served in various capacities at Investment Advisers, Inc. since 1989. Mr. Spreng is also a director of GalaGen, Inc., a pharmaceutical company, and PACE Health Management. Mr. Spreng holds a B.S. in Finance and Accounting from the University of Minnesota.

  George M. Middlemas has served as one of our directors since April 1995. Mr. Middlemas has been Managing General Partner of Apex Partners, a venture capital firm, since 1991. Prior to that time, Mr. Middlemas served as Vice President and principal with Inco Venture Capital Management, and a vice president and member of the investment committee of Citicorp Venture Capital. Mr. Middlemas also serves on the Boards of Directors of Pure Cycle Corporation, a water and water recycling technology company, Online Resources & Communications Corporation, a provider of electronic commerce solutions, Data Critical Corporation, a provider of wireless communication and information systems which allow access to critical health information, and Qorus.com, Inc., a provider of Internet protocol-based communications solutions. Mr. Middlemas holds an M.B.A from Harvard University, an M.A. in Political Science from the University of Pittsburgh and a B.A. in History and Political Science from The Pennsylvania State University.

  Brion Applegate has served as one of our directors since August 1996. Mr. Applegate was a co-founder of Spectrum Equity Investors and has served as a Managing General Partner since February 1993. Prior to that time, he was a General Partner of funds managed by Burr, Egan, Deleage & Co., a venture capital firm, from 1982 to 1993. Since August 1998, Mr. Applegate has been a director of Network Access Solutions, a provider of digital subscriber line-enabled networking solutions for businesses. Mr. Applegate holds a B.A. in Liberal Arts from Colgate University and an M.B.A. from Harvard University.

  Roger H. Moore has served as one of our directors since March 1997. Mr. Moore has served as President and Chief Executive Officer of Illuminet, Inc., a provider of network, database and billing services to the communications industry, since October 1998, and as a director of Illuminet since July 1998. Mr. Moore also served as President and Chief Executive Officer of Illuminet from January 1996 to August 1998. From September 1998 to October 1998, Mr. Moore served as President, Chief Executive Officer and a director of VINA Technologies, Inc., a telecommunications equipment company. From November 1985 to December 1995, Mr. Moore served in various executive capacities at Northern Telecom Ltd., including Vice President, Major Accounts and President, Northern Telecom Japan. Mr. Moore holds a B.S. in General Science from Virginia Polytechnic Institute and State University.

  Neal Douglas has served as one of our directors since December 1997. Since December 1999, he has been a Managing General Partner of Spectrum Equity Investors, and since January 1993, he has been a General Partner of AT&T Ventures, a venture capital firm. From May 1989 to January 1993, Mr. Douglas was a partner of New Enterprise Associates, a venture capital firm. Additionally, he was a Member of the Technical Staff at Bell Laboratories. He also serves as a director of Cellnet Data Systems, Inc., a provider of fixed network wireless information services, FVC.COM, Inc., an Internet video applications company, Netro Corporation, a provider of wireless networking equipment, Software.com, a provider of Internet messaging services and several privately held companies. Mr. Douglas holds a B.S. in Electrical Engineering from Cornell University, an M.S. in Electrical Engineering from Stanford University, and an M.B.A. from the University of California at Los Angeles.

  Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed.

  There are no family relationships among any of our directors or executive officers.

Board of Directors

  We have authorized nine directors. In accordance with the terms of our Certificate of Incorporation, the terms of office of our Board of Directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2002, Class II, whose term will expire at the annual meeting of stockholders to be held in 2000, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors are Messrs. Higgerson, Spreng and Applegate, the Class II directors are Messrs. Middlemas, Douglas and Taylor, and the Class III directors are Messrs. D'Auria, Rosenzweig and Moore. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of us. Directors may be removed for cause by the affirmative vote of the holders of a majority of the Common Stock.

Board Committees

  Our Board of Directors has two committees, an Audit Committee and a Compensation Committee. Since April 1998, our Audit Committee has consisted of Messrs. Rosenzweig and Spreng. Our Audit Committee reviews our annual audit and meets with our independent auditors to review our internal accounting procedures and financial management practices. Since April 1998, our Compensation Committee has consisted of Messrs. Applegate, Moore and Douglas. Our Compensation Committee makes recommendations concerning salaries, stock options, incentives and other forms of compensation for our directors, officers and other employees, subject to ratification by our full Board of Directors. Our Compensation Committee is also empowered to administer our various stock plans. Prior to the creation of our Compensation Committee, all decisions concerning salaries, incentives and other forms of compensation for our directors, officers and other employees required a vote by our entire Board of Directors.

Compensation Committee Interlocks and Insider Participation

  The members of our Compensation Committee of our Board of Directors are Messrs. Applegate, Douglas and Moore. None of the members of our Compensation Committee is currently or has been, at any time since our formation as a company, one of our officers or employees. During 1999, none of our executive officers (i) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (ii) served as a director of another entity, one of whose executive officers served on our Compensation Committee, or (iii) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as one of our directors.

Director Compensation

  Our directors currently receive no cash fees for services provided in that capacity but are reimbursed for out-of-pocket expenses they incur in connection with their attendance at meetings of our Board of Directors. In addition, in the past, we have granted certain of our directors stock options for their service on our Board. We do not intend to pay cash fees for the services of our Board members in the immediate future, nor to provide for the automatic grant of stock options to our directors. However, our directors are eligible to receive discretionary option grants pursuant to our 1998 Stock Plan and our employee directors are also eligible to participate in our 1998 Employee Stock Purchase Plan.

Employee Contracts and Change in Control

  We currently have employment and non-competition agreements with Sanford Benett, our Chief Operating Officer, which became effective February 14, 2000. Pursuant to this employment agreement, and actions of the Compensation Committee of the Board of Directors, Mr. Benett is employed by us as our Chief Operating Officer, upon the closing of our acquisition of FreeGate Corporation on February 14, 2000, at an annual salary of $175,000 per year and in addition, is entitled to bonus compensation in the amount of up to $87,500 per year and other bonus or incentive compensation payments as our Board of Directors may determine from time to time, as well as employee benefits we generally provide to our employees. Mr. Benett was also granted options to purchase 200,000 shares of our common stock. Pursuant to the non-competition agreement, Mr. Benett shall not compete with us or solicit away any of our employees from the effective date of the agreement until 18 months following the closing of the FreeGate acquisition on February 14, 2000.

  We currently have no "change-of-control" agreements with any of our officers.

                             EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers for services to us in all capacities during each of the years ended December 31, 1999, 1998, and 1997:

                           Summary Compensation Table

                                                            Long Term
                                                           Compensation
                                                              Awards
                                                           ------------
                                  Annual Compensation       Securities
                              ----------------------------  Underlying   All other
                         Year  Salary   Bonus   Other(/1/)   Options    Compensation
                         ---- -------- -------- ---------- ------------ ------------
Salvatore D'Auria....... 1999 $224,230 $211,721    --        125,000          --
                         1998  187,500  110,000    --         75,000      $18,230(/2/)
                         1997  138,803   12,500    --            --        31,250(/2/)
Matthew Taylor.......... 1999  153,891   35,625    --          5,000          --
                         1998  149,808   35,100    --         12,500          --
                         1997  145,986   16,875    --            --           --
Allen Purdy............. 1999  142,308   96,668    --         15,000          --
                         1998  138,962   71,875    --         12,500          --
                         1997  113,096   70,837    --         56,250          --
Nelson Caldwell(/3/).... 1999  142,846   46,188    --         30,000          --
                         1998  118,442   31,625    --         12,500          --
                         1997   52,489   14,771    --         37,500          --
Thomas Warner........... 1999  140,000   35,438    --          2,000          --
                         1998  140,000   25,875    --         13,750          --
                         1997  111,211   22,563    --         70,000          --
Nicholas Berberi(/4/)... 1999  141,037   19,750    --            --           --
                         1998  129,600   16,900    --          5,000          --
                         1997  115,943   16,715    --          6,250          --

--------
(1) Other annual compensation in the form of perquisite and other personal benefits, securities or property has been omitted in those cases where the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus for the executive officer.

(2) Represents the principal portion of certain indebtedness between the Company and Mr. D'Auria which was forgiven during each of 1998 and 1997 pursuant to a loan agreement and secured promissory note for an aggregate of $125,000. The loan did not bear interest. Pursuant to the loan agreement, we forgave 25% of the principal amount of the loan each year. The loan has been discharged in full.

(3) Mr. Caldwell has served as our Vice President of Finance and Chief Financial Officer since June 1997. His 1997 compensation reflects the fact that he joined us in June 1997.

(4) Mr. Berberi served as one of our officers from September 1995 until September 1999. In 1997, he was one of the four other most highly compensated executive officers.

  Stock Option Information. The following table sets forth information for the year ended December 31, 1999 with respect to each grant of stock options to our Chief Executive Officer and our four other most highly compensated executive officers:

               Option Grants During Year Ended December 31, 1999

                                                                    Potential Realizable
                                    Percent of                        Value at Assumed
                         Number of    Total                         Annual Rates of Stock
                         Securities  Options                         Price Appreciation
                         Underlying Granted to Exercise              for Option Term(4)
                          Options   Employees  Price per Expiration ---------------------
                         Granted(1) in 1999(2) Share(3)     Date        5%        10%
                         ---------- ---------- --------- ---------- ---------- ----------
Salvatore D'Auria.......  125,000      14.7%    $22.94    8/10/09   $1,803,355 $4,570,057
Matthew Taylor..........    5,000       0.6%     15.00    1/26/09       47,167    119,531
Allen Purdy.............    5,000       0.6%     15.00    1/26/09       47,167    119,531
                           10,000       1.2%     22.94    8/10/09      144,268    365,605
Nelson Caldwell.........    5,000       0.6%     15.00    1/26/09       47,167    119,531
                           25,000       2.9%     22.94    8/10/09      360,671    914,011
Thomas Warner...........    2,000       0.2%     15.00    1/26/09       18,867     47,812

--------
(1) The options granted to Messrs. D'Auria, Taylor, Warner, Purdy and Caldwell vest as to one-fourth of the shares after one year and thereafter as to 1/48th of the shares for each month which expires from the date of grant.

(2) In 1999 the Company granted employees, consultants and directors options to purchase an aggregate of 848,900 shares of our common stock.

(3) The exercise price per share of each option was equal to the fair value of our common stock based on the closing price per share of our common stock as quoted on the Nasdaq National Market on the trading day prior to the date of grant.

(4) In accordance with the rules of the Securities and Exchange Commission, shown are the gains or "options spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future prices of our common stock.

  Aggregate Option Exercises and Option Values. The following table sets forth information with respect to our Chief Executive Officer and our four other most highly compensated executive officers concerning option exercises for the fiscal year ended December 31, 1999 and exercisable and unexercisable options held as of December 31, 1999:

         Aggregate Option Exercises in 1999 and Year-End Option Values

                                                      Number of
                                                Securities Underlying     Value of Unexercised
                          Number of            Unexercised Options at    In-the-Money Options at
                           Shares                 December 31, 1999         December 31, 1999
                          Acquired    Value   ------------------------- -------------------------
                         on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
                         ----------- -------- ----------- ------------- ----------- -------------
Salvatore D'Auria.......   33,750    $776,189   178,576      165,625    $9,576,138   $8,881,641
Matthew Taylor..........      --          --      5,729       11,771       307,218      631,220
Allen Purdy.............   31,300     998,648    15,444       37,006       828,185    1,984,447
Nelson Caldwell.........    6,477     119,586    10,969       51,356       588,213    2,753,966
Thomas Warner...........   22,968     597,624     6,693       29,865       358,912    1,601,511

--------
(1) The fair market value of our common stock based on the closing price of our common stock as quoted on the Nasdaq National Market on December 31, 1999 was $53.63 per share.

Stock Plans

 1992 Stock Plan

  Our 1992 Stock Plan, as amended, provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and nonstatutory stock options and stock purchase rights to our employees, directors and consultants. A total of 710,641 shares of Common Stock have been reserved for issuance under our 1992 Stock Plan. Under our 1992 Stock Plan, as of December 31, 1999, options to purchase an aggregate of 710,641 shares were outstanding, 611,833 shares of our common stock had been purchased pursuant to exercises of stock options and stock purchase rights and no shares were available for future grant. Our Board of Directors has determined that no further options will be granted under the 1992 Stock Plan.

  Our 1992 Stock Plan is administered by our Board of Directors, or a committee appointed by our Board of Directors, which determines the terms of options granted, including the exercise price and the number of shares subject to each option. Our Board of Directors also determines the schedule upon which options become exercisable. The exercise price of incentive stock options granted under our 1992 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price may be no less than 110% of the fair market value. The exercise price of a nonstatutory stock option may not be less than 85% of the fair market value of our common stock on the date such option is granted; provided, however, the exercise price of a nonstatutory stock option granted to an employee holding more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date such option is granted. The maximum term of options granted under our 1992 Stock Plan is ten years.

  Options and stock purchase rights granted under our 1992 Stock Plan are not transferable by the optionee, and each option and stock purchase rights is exercisable during the lifetime of the optionee only by such optionee. Options granted under our 1992 Stock Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within twelve months after such optionee's termination by disability or death, respectively, to the extent optionee is vested on the date of termination, but in no event later than the expiration of the option's term.

  The 1992 Stock Plan provides that in the event we merge with or into another corporation, or we sell substantially all of our assets, each outstanding option or stock purchase right shall be assumed or an equivalent option or stock purchase right substituted by the successor corporation. If the outstanding options or stock purchase rights are not assumed or substituted, the options or stock purchase rights will terminate upon the closing of the merger. Our Board of Directors may amend or modify our 1992 Stock Plan at any time, except that without the consent of our stockholders, no amendment or modification shall adversely affect rights and obligations with respect to outstanding options.

 1998 Stock Plan

  Our 1998 Stock Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. A total of 1,000,000 shares of our common stock, plus annual increases (beginning in 2000) equal to the lesser of: (i) 375,000 shares, (ii) 3% of the outstanding shares, or (iii) a lesser amount determined by our Board of Directors, are currently reserved for issuance pursuant to our 1998 Stock Plan. Effective January 1, 2000 we increased the number of shares reserved for issuance under our 1998 Stock Plan by 358,218 shares. Under our 1998 Stock Plan, as of December 31, 1999, options to purchase an aggregate of 693,106 shares were outstanding, 500 shares of our common stock had been purchased pursuant to exercise of stock options and stock purchase rights and 305,644 shares were available for future grant.

  Our 1998 Stock Plan may be administered by our Board of Directors or a committee of our Board, or the Administrator, which committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The Administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right, the number of shares subject to each option or stock purchase rights, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate our 1998 Stock Plan, provided that no such action may affect any share of our common stock previously issued and sold or any option previously granted under our 1998 Stock Plan.

  The exercise price of all incentive stock options granted under our 1998 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under our 1998 Stock Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under our 1998 Stock Plan may not exceed ten years.

  In the case of stock purchase rights, unless the Administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the Administrator.

  Options and stock purchase rights granted under our 1998 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee. Options granted under our 1998 Stock Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

  Our 1998 Stock Plan provides that in the event we merge with or into another corporation, or we sell substantially all of our assets, each outstanding option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or stock purchase right exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period. Unless terminated sooner, our 1998 Stock Plan will terminate in 2008.

 1998 Employee Stock Purchase Plan

  Our 1998 Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year. A total of 250,000 shares of our common stock has been reserved for issuance under this plan, plus annual increases (beginning in 2000) equal to the lesser of: (i) 250,000 shares, (ii) 2% of the outstanding shares, or (iii) a lesser amount determined by our Board. Under our

1998 Stock Purchase Plan, as of December 31, 1999, employees had purchased a total of 8,428 shares of our common stock and there were 241,572 shares available for purchase under the plan.

  Our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 21 hours per week. However, any employee who (i) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (ii) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under this plan. This plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, but exclusive of overtime, bonuses and any other compensation. The maximum number of shares a participant may purchase during a single offering period is 1,250 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period. The price of stock purchased under this plan is generally 85% of the lower of the fair market value of our common stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment by us.

  Rights granted under this plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under this plan. This plan provides that, in the event we merge with or into another corporation or we sell substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

  Our Board of Directors has the authority to amend or terminate this plan, except that no such action may adversely affect any outstanding rights to purchase stock under this plan, provided that our Board of Directors may terminate an offering period on any exercise date if they determine that the termination of this plan is in our best interests and that of our stockholders. This plan became effective in 1998 and will terminate in 2008, unless sooner terminated by the Board of Directors.

 1999 Nonstatutory Stock Plan

  Our 1999 Nonstatutory Stock Plan was adopted by our Board of Directors in November 1999. A total of 1,000,000 shares of our common stock are currently reserved for issuance pursuant to our 1999 Nonstatutory Stock Plan. Unless terminated sooner, our 1999 Nonstatutory Stock Plan will terminate in 2009.

  Under our 1999 Nonstatutory Stock Plan, as of December 31, 1999, options to purchase an aggregate of 38,394 shares were outstanding, no shares of our common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 961,606 shares were available for future grant.

  Our 1999 Nonstatutory Stock Plan provides for the discretionary grant of nonstatutory stock options to our employees and consultants. No options may be granted to our officers and directors pursuant our 1999 Nonstatutory Stock Plan.

  Our 1999 Nonstatutory Stock Plan may be administered by our Board of Directors or a committee of our Board, or the Administrator, which committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The Administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right, the number of shares subject to each option or stock purchase right, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate our 1999 Nonstatutory Stock Plan, provided that no such action may affect any share of our common stock previously issued and sold or any option previously granted under our 1999 Nonstatutory Stock Plan.

  The exercise price of nonstatutory stock options and stock purchase rights granted under our 1999 Nonstatutory Stock Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. The term of all options granted under our 1999 Nonstatutory Stock Plan may not exceed ten years.

  In the case of stock purchase rights, unless the Administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the Administrator.

  Options and stock purchase rights granted under our 1999 Nonstatutory Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee. Options granted under our 1999 Nonstatutory Stock Plan must generally be exercised within three months after the end of optionee's status as our employee or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

  Our 1999 Nonstatutory Stock Plan provides that in the event we merge with or into another corporation, or we sell substantially all of our assets, each outstanding option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or stock purchase right exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period.

401(k) Plan

  We maintain a retirement and deferred savings plan for our employees, or 401(k) Plan, that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. This 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit, which was $10,000 in calendar year 1999). Under this 401(k) Plan, we may make discretionary matching contributions. We did not make any contributions to the 401(k) Plan in 1999. A matching contribution made by us vests at 25% per year commencing on the first anniversary of a participant's date of employment by us. All amounts contributed by participants and earnings on such contributions are fully vested at all times.

Limitation of Liability and Indemnification Matters

  Our Certificate of Incorporation provides for the indemnification of directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Our Bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any of our officers, directors, employees or other agents for any liability arising out of his or her actions in such capacity, regardless of whether our Bylaws permit such indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right arising out of such person's services as our director, officer, employee, agent or fiduciary, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. The agreements do not provide for indemnification in cases where (i) the claim is brought by the indemnified party; (ii) the indemnified party has not acted in good faith; (iii) the claim arises under Section 16(b) of the Exchange Act; or (iv) the indemnified party has engaged in acts, omissions or transactions for which the indemnified party is prohibited from receiving indemnification under the agreement or applicable law. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

  On March 31, 1995 and May 15, 1995 we sold an aggregate of 1,306,282 shares of our Series E preferred stock, at a per share price of $4.60, in a private placement equity financing with some of our stockholders and directors, including: (i) an aggregate of 207,576 shares purchased by an entity affiliated with Apex Investment Funds, one of our principal stockholders, of which Mr. Middlemas, one of our directors, is Managing General Partner; (ii) an aggregate of 490,185 shares purchased by entities affiliated with First Analysis Corporation (including shares purchased by Apex), one of our principal stockholders; (iii) an aggregate of 108,696 shares purchased by entities affiliated with Investment Advisers, Inc., one of our principal stockholders;
(iv) an aggregate of 86,957 shares purchased by Vanguard IV, L.P., one of our principal stockholders, of which Mr. Higgerson, one of our directors is a general partner; and (v) an aggregate of 16,305 shares purchased by Spectrum Equity Investors, L.P., one of our principal stockholders and for which Brion Applegate, one of our directors, serves as managing general partner. See "Principal Stockholders."

  On April 17, 1995 we loaned to Salvatore D'Auria, our President and Chief Executive Officer, an aggregate of $125,000 pursuant to a loan agreement and secured promissory note. The loan did not bear interest. Pursuant to the loan agreement, we forgave 25% of the principal amount of the loan each year. As of the date hereof, the loan has been discharged in full.

  On August 9, 1996 and October 7, 1996 we sold an aggregate of 2,306,158 shares of our Series F preferred stock, at a per share purchase price of $5.00, in a private placement equity financing with some of our stockholders and directors, including: (i) an aggregate of 300,000 shares purchased by entities affiliated with Apex, one of our principal stockholders, of which Mr. Middlemas, one of our directors, is Managing General Partner; (ii) an aggregate of 360,000 shares purchased by entities affiliated with First Analysis Corporation (including shares purchased by Apex), one of our principal stockholders; (iii) an aggregate of 260,000 shares purchased by entities affiliated with IAI, one of our principal stockholders; and (iv) an aggregate of 150,696 shares purchased by Vanguard IV, L.P., one of our principal stockholders, of which Mr. Higgerson is a general partner. See "Principal Stockholders."

  On August 27, 1997 we and Microsoft entered into a licensing and cooperative marketing agreement pursuant to which we and Microsoft agreed to cooperate in the development and marketing of future implementations of our HomeRun technology. Each party will own a half interest in the other's technology embodied in works made jointly by them. In connection with this license agreement, we issued Microsoft a warrant to purchase up to 666,836 shares of our Series G preferred stock at an exercise price of $10.00 per share. This warrant expired on the closing of our initial public offering. Microsoft is one of our principal stockholders. See "Principal Stockholders."

  From December 1997 through May 1998, we sold an aggregate of 1,250,006 shares of our Series G preferred stock, at a per share purchase price of $12.00, in a private placement equity financing with certain of our stockholders and directors, including: (i) an aggregate of 125,000 shares purchased by AT&T Ventures, one of our major stockholders and of which Neal Douglas, one of our directors, is a general partner; (ii) an aggregate of 416,667 shares purchased by Microsoft; (iii) an aggregate of 28,835 shares purchased by entities affiliated with Apex, one of our principal stockholders of which Mr. Middlemas, one of our directors, is Managing General Partner; (iv) an aggregate of 47,650 shares purchased by entities affiliated with First Analysis Corporation (including shares purchased by Apex); (v) an aggregate of 50,000 shares purchased by IAI, one of our principal stockholders; (vi) an aggregate of 8,334 shares purchased by Vanguard IV, L.P., one of our principal stockholders, of which Mr. Higgerson is a general partner; and (vii) an aggregate of 41,667 shares purchased by Spectrum Equity Investors, L.P., one of our principal stockholders and for which Brion Applegate, one of our directors, serves as managing general partner. See "Principal Stockholders."

  As part of our acquisition of FreeGate Corporation, completed on February 14, 2000, we assumed a note receivable from Sanford Benett, our Chief Operating Officer, in the amount of $143,453, bearing interest at 7% per annum and due upon the earlier of the sale of our common stock received by Mr. Benett as part of the acquisition or December 2003.

   We intend to enter into a loan agreement and secured promissory note with Mr. Carpenter in the amount of $150,000 to be used toward the purchase of Mr. Carpenter's principal residence. The loan will be forgiven at a rate of 25% per annum and will not bear interest.

  In the past, we have granted options to our executive officers and directors. We intend to grant options to our officers and directors in the future. See "Management--Option Grants During Year Ended December 31, 1999" and "Management--Director Compensation."

  We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future directors and executive officers. See "Management--Limitation of Liability and Indemnification Matters."

  All of our securities referenced above were purchased or sold at prices equal to the fair market value of such securities, as determined by our Board of Directors, on the date of issuance.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth as of December 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, certain information with respect to the beneficial ownership of the common stock as to:

  . each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  . our President and each of our four other most highly compensated executive officers;

  .  each of our directors; and

  .  all of our directors and executive officers as a group.

  Except as otherwise indicated, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

  Applicable percentage ownership in the table is based on 11,940,610 shares of common stock outstanding as of December 31, 1999 and 14,440,610 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. If any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

  Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices.

                                                               Precentage of
                                                                 Ownership
                                              Number of      -----------------
                                         Shares Beneficially Prior to  After
            Beneficial Owner                   Owned         Offering Offering
            ----------------             ------------------- -------- --------
5% Beneficial Owners
Microsoft Corporation (1)...............      1,083,503         9.1%     7.5%
Vanguard IV, L.P. (2)...................        658,591         5.5%     4.6%

Officers and Directors
Clifford H. Higgerson (3)...............        658,591         5.5%     4.6%
George Middlemas (4)....................        313,826         2.6%     2.2%
Neal Douglas (5)........................        312,500         2.6%     2.2%
Salvatore D'Auria (6)...................        207,583         1.7%     1.4%
Matthew Taylor (7)......................        188,612         1.6%     1.3%
Saul Rosenzweig (8).....................         79,913           *        *
Thomas Warner (9).......................         47,416           *        *
Nelson Caldwell (10)....................         25,683           *        *
Allen Purdy (11)........................         20,686           *        *
Roger Moore (12)........................          8,083           *        *
Brion Applegate.........................            955           *        *
David Spreng............................             --          --       --
All officers and directors as a group
 (15 persons) (13)......................      1,893,941        15.5%    12.9%

--------
  * Less than 1%.
 (1) The address of record for Microsoft Corporation is One Microsoft Way, Building 8, Redmond, WA 98502-6399.

 (2) The address of record for Vanguard IV, L.P. is 555 University Avenue, Palo Alto, CA 94301.
 (3) Consists of 658,591 shares held by Vanguard IV, L.P. Mr. Higgerson is a general partner of Vanguard IV, L.P. Mr. Higgerson disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest therein.
 (4) Includes of 301,731 shares held by Apex Investment Funds. Mr. Middlemas is the Managing General Partner of Apex Investment Funds. Mr. Middlemas disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest therein.
 (5) Consists of 312,500 shares held by AT&T Ventures. Mr. Douglas is a general partner of AT&T Ventures. Mr. Douglas disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest therein.
 (6) Includes 181,701 shares issuable pursuant to options or rights exercisable within 60 days of December 31, 1999.
 (7) Includes 7,604 shares issuable pursuant to options exercisable within 60 days of December 31, 1999.
 (8) Consists of 79,913 shares held by Rosetree Partners General Partnership. Mr. Rosenzweig is a general partner of Rosetree Partners General Partnership. Mr. Rosenzweig disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest therein.
 (9) Includes 10,724 shares issuable pursuant to options exercisable within 60 days of December 31, 1999.
(10) Includes 14,408 shares issuable pursuant to options exercisable within 60 days of December 31, 1999.
(11) Includes 19,662 shares issuable pursuant to options exercisable within 60 days of December 31, 1999.
(12) Includes 7,083 shares issuable pursuant to options exercisable within 60 days of December 31, 1999.
(13) Includes an aggregate of 250,485 shares issuable pursuant to options exercisable within 60 days of December 31, 1999. Also includes an aggregate of 301,731 shares held by Apex Investment Funds, of which George Middlemas, our director, is Managing General Partner, 658,591 shares held by Vanguard IV, L.P. and 312,500 shares held by AT&T Ventures, of which Neal Douglas, our director, is a general partner.

  The total number of outstanding shares used to calculate the percentages in the above table does not include the exercise of the over-allotment option. If the over-allotment option is exercised, the underwriters will have an option to purchase an additional 375,000 shares. Of the 375,000 share option, the selling stockholders, including some of our executive officers, may sell up to 115,000 shares of the over-allotment option. Salvatore D'Auria, our President and Chief Executive Officer, may sell up to 50,000 shares; after the offering, assuming full exercise of the over-allotment option, he would beneficially own 1.05% of our common stock. Matthew Taylor, our Chief Technical Officer, may sell up to 50,000 shares; after the offering, assuming full exercise of the over-allotment option, he would beneficially own less than one percent of our common stock. Nelson Caldwell, our Chief Financial Officer, may sell up to 15,000 shares; after the offering, assuming full exercise of the over-allotment option, he would beneficially own less than one percent of our common stock. We have agreed that if any or all of the selling stockholders decide not to sell their shares upon exercise of the over-allotment option, we will issue any shares necessary to satisfy the option.

                          DESCRIPTION OF CAPITAL STOCK

General

  Upon completion of this offering, the total number of shares of all classes of stock which we have authority to issue will be 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. As of December 31, 1999, there were 11,940,610 shares of our common stock outstanding, which were held of record by approximately 314 holders of record of our common stock, and no shares of undesignated preferred stock outstanding.

Common Stock

  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares.

Preferred Stock

  Our Board of Directors is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock.

  Although there is no current intention to do so, our Board of Directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of us.

Options

  As of December 31, 1999, we had outstanding options to purchase a total of 1,442,141 shares of our common stock at a weighted average exercise price of $15.96 per share. Recommendations for option grants under our 1992 Stock Plan and our 1998 Stock Plan or otherwise are made by our Compensation Committee, subject to ratification by our full Board of Directors. Our Compensation Committee may issue options with varying vesting schedules, but all options granted pursuant to our stock plans must be exercised within ten years from the date of grant.

Registration Rights of Certain Holders

  The holders of approximately 3,025,000 shares of our common stock or their transferees are entitled to certain registration rights with respect to the registration of such shares under the Securities Act of 1933, as amended. These rights are provided under the terms of the Fourth Amended and Restated Shareholders' Rights Agreement between us and the holders of these registrable securities. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these registrable securities are entitled to include their shares of our common stock in the registration. A holder's right to include shares in an underwritten registration statement is subject to the ability of the underwriters to limit the number of shares included in the offering. A holder or holders of these registrable securities may also require us to register all or a portion of these registrable securities on Form S-3 when use of such form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1,000,000. All registration expenses and all selling expenses relating to these registrable securities, including the reasonable fees and disbursements of one counsel for the selling holders (not to exceed $20,000), must be borne by us, except that we shall only be responsible for the first two registrations in any twelve-month period at the request of the holders of these registrable securities. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include these registrable securities pursuant to the exercise of piggyback registration rights, the sale of these registrable securities may have an adverse effect on our ability to raise capital.

Certain Charter and Bylaws Provisions and Delaware Anti-Takeover Statute

  We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding shares owned (i) by persons who are directors and also officers and
(ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Our Certificate of Incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by a consent in writing. In addition, as provided by our Bylaws, special meetings of our stockholders may be called only by our Board of Directors. Our Certificate of Incorporation also provides that our Board of Directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management. See "Risk Factors--Our charter and bylaws and Delaware law contain provisions that could delay or prevent a change in control."

Transfer Agent and Registrar

  The Transfer Agent and Registrar with respect to our Common Stock is American Stock Transfer & Trust Company located at 40 Wall Street, New York, New York 10005, and its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the closing of the offering and based on outstanding shares and options at December 31, 1999, we will have outstanding 14,440,610 shares of our common stock. Of these shares, the 2,500,000 shares sold by us in the offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless purchased by our affiliates as that term is defined in Rule 144 of the Securities Act. Of the remaining 11,940,610 shares of our common stock, approximately 3,025,000 shares held by existing stockholders will be "restricted securities" as that term is defined in Rule
144. The number of shares of our common stock available for sale in the public market is further limited by restrictions under the Securities Act.

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year from the later of the date such restricted shares are acquired from us and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the Nasdaq National Market during the four calendar weeks preceding the filing of Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sales and the availability of public information concerning us. All shares, including restricted shares, held by our affiliates eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions. In addition, an individual that is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least one year the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  Any sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock offered hereby.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and FleetBoston Robertson Stephens Inc. are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                       Number of
        Underwriters                                                    Shares
        ------------                                                   ---------
      Lehman Brothers Inc............................................. 1,100,000
      Dain Rauscher Incorporated......................................   605,000
      FleetBoston Robertson Stephens Inc..............................   495,000
      Fidelity Capital Markets, a division of
       National Financial Services Corporation........................   100,000
      Gruntal & Co., LLC..............................................   100,000
      Kaufman Bros., L.P..............................................   100,000
                                                                       ---------
        Total......................................................... 2,500,000
                                                                       =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets; and

  . we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The representatives have also advised us that the underwriters propose to offer the shares of common stock to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $1.80 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

  We and the selling stockholders have granted to the underwriters an option to purchase up to 375,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                      Paid by             Paid by the Selling
                                 Tut Systems, Inc.           Stockholders
                             ------------------------- -------------------------
                             No Exercise Full Exercise No Exercise Full Exercise
                             ----------- ------------- ----------- -------------
   Per share................ $     3.00   $     3.00      $ --       $   3.00
   Total.................... $7,500,000   $8,280,000      $ --       $345,000

  We will pay the expenses of the offering on behalf of the selling stockholders, excluding the underwriting discount. We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $620,000.

  We and the selling stockholders have agreed that, without the prior written consent of Lehman Brothers Inc., not to directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus.

  Our common stock is quoted on the Nasdaq National Market under the symbol "TUTS."

  We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the securities by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the Nasdaq National Market until the time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in the securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.
                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for Tut Systems by Wilson Sonsini Goodrich & Rosati, P.C. WS Investment Company, an investment fund for the benefit of certain attorneys of Wilson Sonsini Goodrich & Rosati, owns an aggregate of 11,840 shares of our common stock. Pillsbury Madison & Sutro LLP, San Francisco and Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

  The consolidated financial statements of Tut Systems, Inc. as of December 31, 1998 and December 31, 1999 and for each of the three years ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of FreeGate Corporation as of December 31, 1999 and for the year ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The balance sheet of FreeGate Corporation as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended, have been included in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG LLP covering the December 31, 1998, financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and negative operating cash flows since inception raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

          WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT TUT SYSTEMS

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

  You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                               TUT SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Tut Systems, Inc.                                                           ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit).................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                                                                            Page
Tut Systems, Inc.                                                           ----
Unaudited Pro Forma Combined Financial Information......................... F-20
Unaudited Pro Forma Combined Balance Sheet................................. F-21
Unaudited Pro Forma Combined Statement of Operations....................... F-22
Notes to Unaudited Pro Forma Combined Financial Information................ F-23

                                                                            Page
FreeGate Corporation                                                        ----
Report of Independent Accountants.......................................... F-26

Independent Auditors' Report............................................... F-27

Balance Sheets............................................................. F-28

Statements of Operations................................................... F-29

Statements of Stockholders' Equity (Deficit)............................... F-30

Statements of Cash Flows................................................... F-31

Notes to Financial Statements.............................................. F-32

                                                                            Page
Vintel Communications, Inc.                                                 ----
Balance Sheet.............................................................. F-43
Statement of Operations.................................................... F-44
Statement of Shareholders' Equity.......................................... F-45
Statement of Cash Flows.................................................... F-46
Notes to Financial Statements.............................................. F-47

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Tut Systems, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Tut Systems, Inc. at December 31, 1998 and December 31, 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

San Jose, California
January 20, 2000 except as to Note 14
which is as of March 1, 2000

                               TUT SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  4,452  $ 13,405
  Short-term investments...................................      --     18,831
  Accounts receivable, net of allowance for doubtful
   accounts of $115 and $335 in 1998 and 1999,
   respectively............................................    2,738    11,742
  Inventories..............................................    3,787     8,401
  Prepaid expenses and other current assets................      955     3,746
                                                            --------  --------
    Total current assets...................................   11,932    56,125
Property and equipment, net................................    1,790     3,476
Deferred offering costs....................................      955       --
Other assets...............................................      580     5,755
                                                            --------  --------
    Total assets........................................... $ 15,257  $ 65,356
                                                            ========  ========

  LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
         WARRANT AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable......................................... $  2,421  $  5,859
  Accrued liabilities......................................    1,758     3,551
  Lines of credit..........................................      --      1,529
  Deferred revenue.........................................      580       770
                                                            --------  --------
    Total current liabilities..............................    4,759    11,709
Lines of credit, net of current portion....................    4,262       --
Deferred revenue, net of current portion...................    2,080     2,125
                                                            --------  --------
    Total liabilities......................................   11,101    13,834
                                                            --------  --------
Redeemable convertible preferred stock; $0.001 par value;
 7,531 shares authorized; 6,355 shares issued and
 outstanding in 1998 and none in 1999 (liquidation value:
 $43,895 at December 31, 1998).............................   43,895       --
Redeemable convertible preferred stock warrant.............    2,100       --
                                                            --------  --------
                                                              45,995       --
                                                            --------  --------

Commitments and contingencies (Note 9)

Stockholders' equity (deficit):
  Convertible preferred stock; $0.001 par value; 1,339
   shares authorized; 1,098 shares issued and outstanding
   in 1998 and none in 1999 (liquidation value: $1,567 at
   December 31, 1998)......................................    1,567       --
  Common stock; $0.001 par value; 100,000 shares
   authorized; 347 and 11,941 shares issued and outstanding
   in 1998 and 1999, respectively..........................      --         12
Additional paid-in capital.................................    2,455   108,969
Deferred compensation......................................   (1,427)     (972)
Accumulated deficit........................................  (44,434)  (56,487)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  (41,839)   51,522
                                                            --------  --------
      Total liabilities, redeemable convertible preferred
       stock and warrant and stockholders' equity
       (deficit)........................................... $ 15,257  $ 65,356
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                               TUT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                  Years Ended December 31,
                                                 ----------------------------
                                                   1997      1998      1999
                                                 --------  --------  --------
Revenues:
  Product....................................... $  6,221  $  9,790  $ 26,266
  License and royalty...........................      --        765     1,541
                                                 --------  --------  --------
    Total revenues..............................    6,221    10,555    27,807
                                                 --------  --------  --------
Costs of goods sold:
  Product.......................................    3,228     5,733    15,454
  License and royalty...........................      --         76         5
                                                 --------  --------  --------
    Total cost of goods sold....................    3,228     5,809    15,459
                                                 --------  --------  --------
Gross margin....................................    2,993     4,746    12,348
                                                 --------  --------  --------
Operating expenses:
  Sales and marketing...........................    5,147     8,462    10,523
  Research and development......................    3,562     6,200     7,618
  General and administrative....................    2,375     2,807     4,429
  In-process research and development...........      --        --      2,600
  Amortization of intangibles...................      --        --         52
  Noncash compensation expense..................    1,260     1,233       455
                                                 --------  --------  --------
    Total operating expenses....................   12,344    18,702    25,677
                                                 --------  --------  --------
Loss from operations............................   (9,351)  (13,956)  (13,329)
Interest expense................................      (61)     (117)     (608)
Interest income.................................      256       327     2,203
Other income, net...............................      --        --          1
                                                 --------  --------  --------
Loss before income taxes........................   (9,156)  (13,746)  (11,733)
Income tax expense..............................        1         1         1
                                                 --------  --------  --------
Net loss........................................   (9,157)  (13,747)  (11,734)
Dividend accretion on preferred stock...........    1,627     2,584       235
                                                 --------  --------  --------
Net loss attributable to common stockholders.... $(10,784) $(16,331) $(11,969)
                                                 ========  ========  ========
Net loss per share attributable to common
 stockholders, basic and diluted................ $ (59.36) $ (60.62) $  (1.12)
                                                 ========  ========  ========
Shares used in computing net loss attributable
 to common stockholders, basic and diluted......      182       269    10,729
                                                 ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                               TUT SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                           Convertible
                            Preferred
                              Stock
                           Series A-G     Common Stock  Additional
                          --------------  -------------  Paid-in     Deferred   Accumulated
                          Shares  Amount  Shares Amount  Capital   Compensation   Deficit    Total
                          ------  ------  ------ ------ ---------- ------------ ----------- --------
Balance, January 1,
 1997...................   1,098  $1,567     156 $ --    $     58    $   --      $(17,319)  $(15,694)
Common stock issued for
 cash upon exercise of
 options................     --      --       62   --          34        --           --          34
Dividend accretion......     --      --       --   --         --         --        (1,627)    (1,627)
Net loss................     --      --       --   --         --         --        (9,157)    (9,157)
                          ------  ------  ------ -----   --------    -------     --------   --------
Balance, December 31,
 1997...................   1,098   1,567     218   --          92        --       (28,103)   (26,444)
Common stock issued for
 cash upon exercise of
 options................     --      --      129   --          63        --           --          63
Unearned compensation
 related to stock
 options................     --      --      --    --       1,820     (1,820)         --         --
Amortization related to
 unearned compensation..     --      --      --    --         --         393          --         393
Common stock warrant
 issued.................     --      --      --    --         480        --           --         480
Dividend accretion......     --      --      --    --         --         --        (2,584)    (2,584)
Net loss................     --      --      --    --         --         --       (13,747)   (13,747)
                          ------  ------  ------ -----   --------    -------     --------   --------
Balance, December 31,
 1998...................   1,098   1,567     347   --       2,455     (1,427)     (44,434)   (41,839)
Common stock issued in
 initial public
 offering, net..........     --      --    2,875     3     46,864        --           --      46,867
Conversion of Series A-C
 convertible preferred
 stock and Series D-G
 redeemable convertible
 preferred stock to
 common stock in
 conjunction with
 initial public
 offering...............  (1,098) (1,567)  8,120     8     54,464        --           --      52,905
Common stock issued for
 cash upon exercise of
 options................     --      --      268     1        507        --           --         508
Common stock issued in
 conjunction with Public
 Port pooling of
 interest acquisition...     --      --      169   --         160        --           (84)        76
Common stock issued in
 conjunction with Vintel
 Corporation purchase
 acquisition............     --      --      116   --       4,254        --           --       4,254
Common stock issued
 under employee stock
 purchase plan..........     --      --        8   --         239        --           --         239
Exercise of common stock
 warrant................     --      --       37   --         --         --           --         --
Common stock issued for
 consulting services....     --      --        1   --          26        --           --          26
Amortization related to
 unearned compensation..     --      --      --    --         --         455          --         455
Dividend accretion......     --      --      --    --         --         --          (235)      (235)
Net loss................     --      --      --    --         --         --       (11,734)   (11,734)
                          ------  ------  ------ -----   --------    -------     --------   --------
Balance, December 31,
 1999...................     --   $  --   11,941 $  12   $108,969    $  (972)    $(56,487)  $ 51,522
                          ======  ======  ====== =====   ========    =======     ========   ========

   The accompanying notes are an integral part of these financial statements.

                               TUT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                   Years Ended December 31,
                                                   ---------------------------
                                                    1997      1998      1999
                                                   -------  --------  --------
Cash flows from operating activities:
 Net loss........................................  $(9,157) $(13,747) $(11,734)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..................      398       606       894
  Noncash interest income........................      --        --       (162)
  Common stock issued for services...............      --        --         26
  Provision for doubtful accounts................       14       104       235
  Provision for excess and obsolete inventory....       72       203       340
  Amortization of discounts on investments.......     (152)     (204)     (322)
  Noncash compensation expense...................    1,260     1,233       455
  Amortization of goodwill and intangible
   assets........................................      --        --         52
  Write-off of in-process research and
   development...................................      --        --      2,600
  Change in operating assets and liabilities:
   Accounts receivable...........................   (1,036)   (1,672)   (9,239)
   Inventories...................................   (1,241)   (2,566)   (4,954)
   Prepaid expenses and other assets.............     (382)   (1,066)   (3,373)
   Accounts payable..............................      753       781     3,400
   Deferred revenue..............................      --      2,660       235
   Accrued liabilities...........................      331     1,011     1,768
                                                   -------  --------  --------
    Net cash used in operating activities........   (9,140)  (12,657)  (19,779)
                                                   -------  --------  --------
Cash flows from investing activities:
 Purchase of property and equipment..............     (969)   (1,051)   (2,524)
 Purchase of short-term investments..............   (6,543)   (3,906)  (32,663)
 Purchase of long-term investments...............      --        --     (2,192)
 Proceeds from maturities of short-term
  investments....................................    9,346     9,000    14,154
 Cash acquired in business combination...........      --        --        406
                                                   -------  --------  --------
    Net cash provided by (used in) investing
     activities..................................    1,834     4,043   (22,819)
                                                   -------  --------  --------
Cash flows from financing activities:
 Payment on lines of credit......................   (1,130)   (1,754)   (2,733)
 Proceeds from lines of credit...................    1,088     5,662       --
 Proceeds from issuance of common and preferred
  stock, net.....................................   11,334     3,763    54,284
                                                   -------  --------  --------
    Net cash provided by financing activities....   11,292     7,671    51,551
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    3,986      (943)    8,953
Cash and cash equivalents, beginning of period...    1,409     5,395     4,452
                                                   -------  --------  --------
Cash and cash equivalents, end of period.........  $ 5,395  $  4,452  $ 13,405
                                                   =======  ========  ========
Supplemental disclosure of cash flow information:
 Interest paid during the period.................  $    61  $     68  $    --
                                                   =======  ========  ========
 Income taxes paid during the period.............  $     1  $      1  $      1
                                                   =======  ========  ========
Noncash financing activities:
 Common stock warrants issued....................  $   --   $    480  $    --
                                                   =======  ========  ========
 Common stock issued in connection with Public
  Port...........................................  $   --   $    --   $    160
                                                   =======  ========  ========
 Common stock issued for services................  $   --   $    --   $     26
                                                   =======  ========  ========
 Accretion of preferred stock....................  $ 1,627  $  2,584  $    235
                                                   =======  ========  ========
 Conversion of preferred stock to common stock...  $   --   $    --   $ 47,802
                                                   =======  ========  ========
 Unearned compensation related to stock option
  grants.........................................  $ 1,260  $  1,233  $    455
                                                   =======  ========  ========
 Interest income from warrant....................  $   --   $    --   $    162
                                                   =======  ========  ========
Liabilities assumed in connection with
 acquisition of Vintel Communications, Inc.:
 Fair value of tangible assets acquired..........                     $     61
 In-process research and development.............                        2,600
 Goodwill and intangible assets..................                        1,826
 Common stock issued.............................                       (4,254)
 Net cash paid...................................                         (170)
                                                                      --------
 Liabilities assumed.............................                     $     63
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

                               TUT SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in thousands, except per share amounts)

NOTE 1--THE COMPANY:

  Tut Systems, Inc. (the "Company"), was founded in 1983 and began operations in August 1991. The Company designs, develops and markets advanced communications products which enable high-speed data access over the copper infrastructure of telephone companies, as well as the copper telephone wires in homes, businesses and other buildings. The Company's products incorporate high-bandwidth access multiplexers, associated modems and routers, Ethernet extension products and integrated network management software.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Use of estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair value of financial instruments

  The fair value of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and lines of credit approximate their carrying value due to the short maturity or market rate structure of those instruments.

 Cash, cash equivalents and short-term investments

  Cash, cash equivalents, and short-term investments are stated at cost or amortized cost, which approximates fair value, and consist primarily of money market funds, certificates of deposits, corporate securities and debt securities. The Company includes in cash and cash equivalents all highly liquid investments which mature within three months of their purchase date. Investments maturing between three and twelve months from the date of purchase are classified as short-term investments.

  Management determines the appropriate classification of debt securities at the time of purchase and reevaluates that designation as of each balance sheet date. As of December 31, 1999, debt securities were classified as held-to-maturity as the Company intended to, and had the ability to hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value. The estimated fair values of cash equivalents and short-term investments are based on quoted market prices.

 Inventories

  Inventories are stated at the lower of cost, using the average cost method, or market.

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


 Property and equipment

  Property and equipment are carried at cost. The Company provides for depreciation by charges to expense which are sufficient to write off the cost of the assets over their estimated useful lives on the straight-line basis. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvement. Useful lives by principal classifications are as follows:

      Office equipment...............................................   5 years
      Computers and software......................................... 3-5 years
      Test equipment.................................................   5 years
      Leasehold improvements......................................... 1-5 years

  When assets are sold or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the asset and allowance for depreciation and amortization accounts respectively, and any gain or loss on that sale or disposal is credited or charged to income.

  Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures which substantially increase an asset's useful life are capitalized.

 Intangible assets

  Intangible assets consist of goodwill and assembled workforce and are amortized on a straight line basis over five and three years, respectively. See
Note 4, Business Combinations.

 Accounting for long-lived assets

  The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Revenue recognition

 Product revenues

  The Company recognizes revenue from product sales upon shipment if collection of the resulting receivable is probable and product returns are reasonably estimated. Revenue on products shipped on a trial basis is recognized upon customer acceptance. Service revenue relating to customer maintenance fees for ongoing customer support is recognized ratably over the period of the contract. The Company's products generally carry a one year to two year warranty from the date of purchase. Estimated sales returns and warranty costs, based on historical experience by product, are recorded at the time the product revenue is recognized.

 License and royalty revenues

  The Company has entered into nonexclusive technology agreements with various licensees. These agreements provide the licensees the right to use the Company's proprietary technology to manufacture or have products manufactured using the proprietary technology and to receive customer support for specified periods and any changes or improvement to the technology over the term of the agreement.

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


  Contract fees for the services provided under these licensing agreements are generally comprised of license fees and nonrefundable, prepaid royalties which are recognized when the proprietary technology is delivered if there are no significant vendor obligations. If the licensing agreements contain post-contract customer support, the Company recognizes the contract fees ratably over the five year period during which the post-contract customer support is expected to be provided. This period represents the estimated life of the technology. The Company begins to recognize revenue under the contract, once it has delivered the implementation package which contains all information needed to use the Company's proprietary technology in the licensee's process. The remaining obligations are primarily to provide the licensee with any changes or improvements to the technology and technical advice on specifications, testing, debugging and enhancements.

  The Company recognizes royalties upon notification of sale by its licensees. The terms of the royalty agreements generally require licensees to give notification to the Company and to pay royalties within 60 days of the end of the quarter during which the sales take place.

 Advertising expenses

  The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $94, $127 and $86, respectively.

 Research and development

  Research and development expenditures are charged to expense as incurred.

 Income taxes

  Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

 Net loss per share

  Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

  The calculation of net loss per share attributable to common stockholders follows:

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
Net loss per share attributable to common
 stockholders, basic and diluted:
  Net loss attributable to common stockholders... $(10,784) $(16,331) $(11,969)
                                                  ========  ========  ========
  Shares used in computing net loss attributable
   to common stockholders, basic and diluted.....      182       269    10,729
                                                  ========  ========  ========
  Net loss per share attributable to common
   stockholders, basic and diluted............... $ (59.36) $ (60.62) $  (1.12)
                                                  ========  ========  ========
  Antidilutive securities including options,
   warrants, and preferred stock not included in
   net loss per share attributable to common
   stockholders calculation......................    8,537     9,180     1,442
                                                  ========  ========  ========

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


 Comprehensive income (loss)

  The Company has adopted the provisions of SFAS No. 130, or SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources. There has been no difference between the Company's net loss and its total comprehensive loss through December 31, 1999.

 Recent accounting pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the third quarter of fiscal 2000.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of the operations of the Company.

NOTE 3--CONCENTRATIONS OF CREDIT RISK:

  The Company operates in one business segment, designing, developing and marketing advanced communications products which enable high-speed data access in homes, businesses and other buildings. The markets for high-speed data access products are characterized by rapid technological developments, frequent new product introductions, changes in end user requirements and evolving industry standards. The Company's future success will depend on its ability to develop, introduce and market enhancements to its existing products, to introduce new products in a timely manner which meet customer requirements and to respond to competitive pressures and technological advances. Further, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by telephone companies or other service providers, could require the Company to redesign its products.

  The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company had no customers with accounts receivable balances greater than 10% at December 31, 1998. The Company had significant accounts receivable balances due from two customers, individually representing 28% and 18% of total accounts receivable, at December 31, 1999.

  Currently, the Company relies on contract manufacturers and some single source suppliers of materials for certain product components. As a result, should the Company's current manufacturers or suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results could be adversely impacted.

  The Company from time to time maintains a substantial portion of its cash and cash equivalents in money market accounts with one financial institution. The Company invests its excess cash in debt instruments of the

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)

U.S. Treasury, governmental agencies and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

NOTE 4--BUSINESS COMBINATIONS:

 Pooling of interests combination

  In June 1999, the Company acquired Public Port, Inc. ("Public Port"), a company that designs and develops subscriber management systems. Under the terms of the agreement, the Company issued 169 shares of its common stock for all of the outstanding stock of Public Port. The transaction was accounted for as a pooling of interests. The historical results of operations and financial position of Public Port have not been significant in relation to the Company. As such, historical results of the Company have not been restated for this acquisition.

 Purchase combination

  In November 1999, the Company acquired all of the outstanding options to purchase common stock and common stock of Vintel Communications, Inc. ("Vintel") for a total purchase price of $4,780, which consisted of $500 cash, 40 options to purchase shares of the Company's common stock and 116 shares of the Company's common stock and related expenses. Vintel was incorporated in March 1999 and is a networking company that specialized in developing high-performance integrated service routers. The acquisition was accounted for as a purchase and the results of operations of Vintel have been included in the consolidated financial statements from the date of acquisition.

  The allocation of the purchase price was based on the estimated fair value of the assets less liabilities at the date of the acquisition of $354, goodwill and assembled workforce of $1,446 and $380, respectively, and in-process research and development of $2,600. The amount allocated to the purchased in-process technology was determined based on an appraisal completed by an independent third party using established valuation techniques and was expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The product percentage of completion was estimated to be 75%. The value of this in-process technology was determined by estimating the costs to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the sale of the product resulting from the completion of the in-process technology and discounting the net cash flows back to their present value. Research and development costs to bring in-process product from Vintel to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows.

  The following unaudited pro forma financial information reflects the results of operations for the year ended December 31, 1999, as if the acquisition of Vintel had occurred on January 1, 1999. The pro forma results exclude the $2,600 nonrecurring write-off of in-process research and development.

      Revenue....................................................... $ 27,807
      Net loss attributable to common stockholders.................. $ (9,546)
      Net loss per share attributable to common stockholders, basic and diluted.................................................. $  (0.88)

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


NOTE 5--INVESTMENTS:

  The Company had no investments at December 31, 1998. The cost of short-term investments approximated the fair value and the amount of unrealized gains or losses was not significant at December 31, 1999. Short-term investments consist of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
       Certificate of deposits................................ $   --   $ 3,095
       Corporate bonds........................................     --    15,736
                                                               -------  -------
                                                               $   --   $18,831
                                                               =======  =======

NOTE 6--BALANCE SHEET COMPONENTS:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
       Inventories
         Finished goods....................................... $ 1,856  $ 6,731
         Work in process......................................   1,616      --
         Raw material.........................................     315    1,670
                                                               -------  -------
                                                               $ 3,787  $ 8,401
                                                               =======  =======
                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
       Property and equipment
         Office equipment..................................... $   519  $   631
         Computers and software...............................   1,143    2,661
         Test equipment.......................................     860    1,795
         Leasehold improvements...............................     454      469
                                                               -------  -------
                                                                 2,976    5,556
         Less: accumulated depreciation and amortization......  (1,186)  (2,080)
                                                               -------  -------
                                                               $ 1,790  $ 3,476
                                                               =======  =======
                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
       Accrued liabilities
         Compensation......................................... $   936  $ 1,488
         Accrued offering costs...............................     340      --
         Customer deposit.....................................     --     1,000
         Other................................................     482    1,063
                                                               -------  -------
                                                               $ 1,758  $ 3,551
                                                               =======  =======

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


NOTE 7--LINES OF CREDIT:

  The Company entered into a credit facility for up to $7,500 with a lending institution in December 1998. The credit facility is composed of two revolvers: a formula revolver of up to the lesser of $3,000 or 85% of qualifying accounts receivable and a non-formula revolver up to $4,500. The credit facility requires a minimum monthly interest payment of $10. The term of the credit facility is eighteen months and is renewable for additional terms of one year unless 60 days' written notice is given by either party. The loans under this credit facility are collateralized by substantially all assets of the Company. This agreement prohibits the payment of dividends. The Company granted the lending institution a warrant to purchase 55 shares of the Company's common stock at an exercise price of $14.00 per share on December 21, 1998. The warrant is exercisable for 5 years from the date of issuance and has been valued using the Black-Scholes method.

  On December 18, 1999, the lending institution completed a cashless exercise of its warrant to purchase the Company's common stock, resulting in the issuance of 37 shares of common stock.

  Amounts outstanding under lines of credit are as follows:

                                                                 December 31,
                                                                --------------
                                                                 1998    1999
                                                                ------- ------
      Lending institution credit facility; non-formula
       revolver of $4,500, interest at prime plus 3.5% (12% at
       December 31, 1999).....................................  $ 4,262 $1,529
      Lending institution credit facility; the lower of $3,000
       or 85% of qualifying accounts receivable; interest at
       prime plus 2%..........................................      --     --
                                                                ------- ------
                                                                $ 4,262 $1,529
                                                                ======= ======

NOTE 8--INCOME TAXES:

  The income tax provision for each of 1997, 1998 and 1999 of $1 relates to the state franchise tax fee. The components of the net deferred tax assets as of December 31, 1998 and 1999 are as follows:

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
      Deferred tax assets:
        Net operating loss carryforwards.................... $ 11,171  $ 14,937
        Research and development credit.....................      977     1,599
        Deferred research and development costs.............      402       635
        Deferred revenue....................................    1,035     1,152
        Accruals and reserves...............................      --      1,195
        Other...............................................      686       378
                                                             --------  --------
                                                               14,271    19,896
        Less: valuation allowance...........................  (14,271)  (19,896)
                                                             --------  --------
      Net deferred tax assets............................... $    --   $    --
                                                             ========  ========

  Due to the uncertainty surrounding the realization of the tax attributes in tax returns, the Company has placed a full valuation allowance against its otherwise recognizable net deferred tax assets.

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


  At December 31, 1999, the Company has approximately $39,530 in federal and $8,900 in state net operating losses, or NOL carryforwards to reduce future taxable income. At December 31, 1999, the Company also has research and experimentation tax credit carryforwards of approximately $923 and $676 for federal and state income tax purposes, respectively. The NOL and credit carryforwards expire in 2000 to 2019.

  NOL carryforwards of $7,000 and $2,000 for federal and state income tax purposes, respectively, are subject to annual limitations due to a change in ownership as defined under the Tax Reform Act of 1986.

NOTE 9--COMMITMENTS AND CONTINGENCIES:

 Lease obligations

  The Company leases office, manufacturing and warehouse space under noncancelable operating leases that expire through 2002. On March 3, 1998, the Company extended its existing lease for its headquarters location for three years beginning June 1, 1998 to May 31, 2001. During December 1998, the Company leased additional space under the same terms. The additional lease contains an option to extend for an additional two years at a rate to be determined. In connection with the business combinations in 1999, the Company assumed operating leases which expire in April and December 2001.

  Minimum future lease payments under operating leases at December 31, 1999 are as follows:

      2000................................................................. $399
      2001.................................................................  219
      2002.................................................................   14
                                                                            ----
                                                                            $632
                                                                            ====

  Rent expense for the years ended December 31, 1997, 1998 and 1999 was $267, $314 and $369, respectively.

 Royalty obligation

  The Company has acquired the rights, title, and interests in two patents from a founder and stockholder of the Company. These two patents give the Company exclusive control of the Balun technology required in the Company's products. Under the previous agreement, the Company was required to pay on-going royalties based on the net sales price of products sold utilizing the patented technology. In February 1999, the Company paid the founder $2.5 million as a lump sum payment for all its future royalty obligations. This payment is included in other assets at December 31, 1999. The Company is amortizing the amount ratably over five years. This period represents the estimated useful life of the patented technology. Amortization expense for the year ended December 31, 1999 was $458.

  For 1998, the royalty fees based on 1% of net sales were approximately $100.

 Contingencies

  The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


NOTE 10--PREFERRED STOCK:

  Convertible preferred stock and redeemable convertible preferred stock at December 31, 1998 was composed of the following, (in thousands):

                                          Shares
                                  ---------------------- Liquidation Redemption
                                  Authorized Outstanding   Amount      Amount
                                  ---------- ----------- ----------- ----------
Convertible preferred stock
  Series A......................      500         500      $     2    $     2
  Series B......................       89          89          199        199
  Series C......................      750         509        1,366      1,366
Redeemable convertible preferred
 stock
  Series D......................    1,718       1,493        7,160      7,160
  Series E......................    1,313       1,306        7,591      7,591
  Series F......................    2,500       2,306       13,121     13,121
  Series G......................    2,000       1,250       16,023     16,023
  Undesignated..................      380         --           --         --
                                    -----       -----      -------    -------
                                    9,250       7,453      $45,462    $45,462
                                    =====       =====      =======    =======

  On January 29, 1999, the Company completed its initial public offering of common stock. Simultaneously with the closing of the initial public offering, all issued and outstanding shares of the Company's convertible preferred stock and redeemable convertible preferred shares were automatically converted into shares of common stock.

 Warrants for Series G Mandatorily Redeemable Convertible Preferred Stock

  In connection with the issuance of Series G, in 1998 the Company issued warrants to purchase 667 shares of Series G with an exercise price of $10.00 per share. In January 1999, prior to the public offering, these warrants were exercised, resulting in the issuance of 667 shares of Series G in exchange for cash proceeds totaling $6.7 million.

NOTE 11--STOCKHOLDERS' EQUITY

 Stock split

  In September 1998, in connection with the Company's reincorporation from California to Delaware, the Company effected a four for one reverse split of its common and preferred stock. All share data and stock option plan information have been restated to reflect the reverse split and the reincorporation.

 Stock option plans

  In November 1993, the Company adopted the 1992 Stock Plan (the "1992 Plan"), under which the Company may grant both incentive stock options and nonstatutory stock options to employees, consultants and directors. Options issued under the 1992 Plan can have an exercise price of no less than 85% of the fair market value, as defined under the 1992 Plan, of the stock at the date of grant. The 1992 Plan allows for the issuance of a maximum of 750 shares of the Company's common stock. In January 1997, the 1992 Plan was amended to increase the maximum number of shares that may be issued to 1,250. In March 1998, the 1992 Plan was amended to increase the maximum number of shares that may be issued to 1,438. This number of shares of

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)

common stock has been reserved for issuance under the 1992 Plan. Generally, stock options are granted with vesting periods of four years and have an expiration date of ten years from the date of grant.

  The Company's 1998 Stock Plan (the "1998 Plan") was adopted by the Board of Directors in July 1998 and was approved by the stockholders in September 1998 and has rights and privileges similar to the 1992 Plan. The 1998 Plan allows for issuance of 1,000 shares of common stock with annual increases starting in 2000, subject to certain limitations.

  The Company's 1999 Nonstatutory Stock Option Plan (the "1999 Plan") was adopted by the Board of Directors in December 1999. The 1999 Plan allows for the issuance of 1,000 shares of common stock. The 1999 Plan has rights and privileges similar to the 1998 Plan.

  Activity under the 1992, 1998 and 1999 Plans are summarized as follows:

                                                        Outstanding Options
                                             -----------------------------------------
                                                                              Weighted
                          Shares                                              Average
                         Available  Options  Number of    Price     Aggregate Exercise
                         For Grant Exercised  Shares    Per Share     Price    Price
                         --------- --------- --------- ------------ --------- --------
Balance, January 1,
 1997...................     147      152        451   $0.28-$ 0.52  $   179   $ 0.40
Options authorized......     500      --         --             --       --       --
Options granted.........    (389)     --         389    0.52-  2.00      254     0.65
Options exercised.......     --        56        (56)   0.36-  0.48      (21)    0.38
Options terminated......      59      --         (59)   0.36-  0.52      (27)    0.46
                           -----      ---      -----                 -------
Balance, December 31,
 1997...................     317      208        725    0.28-  2.00      385     0.53
Options authorized......   1,188      --         --             --       --       --
Options granted.........    (414)     --         414    2.00- 15.00    2,822     6.82
Options exercised.......     --       129       (129)   0.36-  2.40      (63)    0.49
Options terminated......       5      --          (5)          0.52       (3)    0.52
                           -----      ---      -----                 -------
Balance, December 31,
 1998...................   1,096      337      1,005    0.28- 15.00    3,141     3.13
Options authorized......   1,000      --         --             --       --       --
Options granted.........    (849)     --         849    1.85- 53.63   22,346    26.35
Options exercised.......     --       268       (268)   0.36- 15.00     (508)    1.89
Options terminated......      30      --        (144)   0.48- 46.63   (1,957)   13.59
Available options
 cancelled from 1992
 Plan...................     (10)     --         --             --       --       --
                           -----      ---      -----                 -------
Balance, December 31,
 1999...................   1,267      605      1,442   $0.28-$46.63  $23,022   $15.96
                           =====      ===      =====                 =======

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)

  The following table summarizes information about stock options outstanding at December 31, 1999:

               Options Outstanding                      Options Exercisable
----------------------------------------------------   -----------------------
                               Weighted
                                Average
                               Remaining    Weighted                 Weighted
  Range of                    Contractual   Average                  Average
  Exercise        Number         Life       Exercise     Number      Exercise
   Prices       Outstanding     (years)      Price     Exercisable    Price
  --------      -----------   -----------   --------   -----------   --------
$ 0.36-$ 0.52       335          6.00        $ 0.45        230        $ 0.41
$ 1.85-$ 2.40       214          8.50        $ 2.24        108        $ 2.18
$ 3.60-$ 3.60        18          8.10        $ 3.60          7        $ 3.60
$ 8.00-$12.00        76          8.40        $10.44         24        $10.15
$15.00-$15.00       106          9.00        $15.00         10        $15.00
$22.94-$27.06       507          9.60        $23.59        --         $  --
$38.88-$45.00       170          9.50        $43.77        --         $  --
$46.63-$51.38        15          9.50        $48.75        --         $  --

  In addition to the 1992, 1998 and 1999 Plans, the Company granted an option to purchase 6 shares at $2.24. These options were exercised in 1997.

  In connection with the grant of options for the purchase of 356 shares of common stock to employees during the period from December 1997 through June 1998, the Company recorded aggregate deferred compensation of $1,820 representing the difference between the deemed fair value of the common stock and the option exercise price at date of grant. This deferred compensation will be amortized over the vesting period relating to these options. Accordingly, the Company amortized $393 and $455 for the years ended December 31, 1998 and 1999, respectively.

  The Company uses the Black-Scholes method to value options granted to consultants. The total estimated fair value of these grants during the periods presented was not significant and was expensed over the applicable vesting periods.

  At December 31, 1997, 1998 and 1999, vested options to purchase 288, 385 and 379 shares of common stock, respectively were unexercised. The weighted average exercise price of these options was $0.36, $0.65 and $1.96 per share for 1997, 1998 and 1999, respectively.

Employee Stock Purchase Plan

  The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors in July 1998 and was approved by the stockholders in September 1998. Under the 1998 Purchase Plan, an eligible employee may purchase shares of common stock from the Company through payroll deductions of up to 15% of his or her compensation, at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock as of the first or last trading day on or after May 1 and November 1 and end on the last trading day of the period six (6) months later. At December 31, 1998, the Company has reserved 250 shares of common stock for issuance under the 1998 Purchase Plan. The 1998 Purchase Plan is subject to annual increases, subject to certain limitations.

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)


Pro forma stock-based compensation

  The following information concerning the Company's stock option plan is provided in accordance with SFAS 123. The Company accounts for the Plan in accordance with APB No. 25 and related Interpretations. Had compensation expense for the stock option plans and the employee stock purchase plan been determined based on the fair value at the grant date for awards granted in 1997, 1998 and 1999, consistent with the provisions of SFAS 123, the pro forma net loss would have been reported as follows:

                                                    1997      1998      1999
                                                  --------  --------  --------
Net loss attributable to common stockholders--as
 reported.......................................  $(10,784) $(16,331) $(11,969)
Net loss attributable to common stockholders--
 pro forma......................................   (10,798)  (16,496)  (13,602)
Net loss per share attributable to common
 stockholders--as reported......................    (59.36)   (60.62)    (1.12)
Net loss per share attributable to common
 stockholders--pro forma........................    (59.44)   (61.24)    (1.27)

  Prior to the Company's initial public offering, the fair value for each option grant was determined using the minimum value method. Subsequent to the offering, the fair value was determined using the Black-Scholes method. Weighted average assumptions used in determining the fair value for grants in 1997, 1998 and 1999 include risk-free interest rates of 6.7%, 5.4% and 5.6%, respectively, and an expected life of 4 years each. Volatility and dividend yields are not factors in the Company's minimum value calculation. Using the Black-Scholes method, volatility was 90% and no dividend yield was assumed as the Company has not paid dividends and has no intention to do so.

  The weighted average fair value of options granted in 1997, 1998 and 1999 was $0.12, $2.13 and $17.74 per share, respectively.

  The Company has also estimated the fair value for the purchase rights issued in 1999 under the 1998 Purchase Plan, using the Black-Scholes method with the following weighted average assumptions: risk free interest rate of 4.7%, an expected life of 0.5 years, volatility of 90% and no dividend yield.

NOTE 12--401(k) PLAN:

  In April 1995, the Company adopted the Tut Systems' Inc. 401(k) Plan (the "401(k) Plan") covering all eligible employees. Contributions are limited to 15% of each employee's annual compensation. Contributions to the 401(k) Plan by the Company are discretionary. The Company did not make any contributions for the years ended December 31, 1997, 1998 and 1999.

NOTE 13--SEGMENT INFORMATION:

  The Company currently targets its sales efforts to both public and private network providers and users across four related market segments. The Company currently operates in a single business segment as there is only one measurement of profitability for its operations. Revenues are attributed to the following countries based on the location of customers:

                                                          1997    1998    1999
                                                         ------- ------- -------
United States........................................... $ 5,236 $ 8,601 $18,825
Canada..................................................     --      --    2,779
All other countries.....................................     985   1,954   6,203
                                                         ------- ------- -------
                                                         $ 6,221 $10,555 $27,807
                                                         ======= ======= =======

                               TUT SYSTEMS, INC.

                    (in thousands, except per share amounts)

  The Company was able to determine revenue by country in 1999. In prior years, the Company was only able to determine revenue breakdown between the United States and all other countries.

  It is impracticable for the Company to compute product revenues by product type for the years ended December 31, 1997, 1998 and 1999.

  Two customers accounted for 14% and 12%, respectively, of the Company's revenue for the year ended December 31, 1997. One customer accounted for 10% of the Company's revenue for the year ended December 31, 1998. Two customers accounted for 12% and 10%, respectively, of the Company's revenue for the year ended December 31, 1999.

NOTE 14--SUBSEQUENT EVENTS:

(a) In November 1999, the Company entered into a definitive merger agreement with FreeGate Corporation, in which the stockholders of FreeGate Corporation receive common stock of the Company in exchange for all outstanding shares of preferred stock, common stock, shares issuable under common stock options, and shares issuable under warrants for common stock and preferred stock. The acquisition was consummated on February 14, 2000 and will be accounted for as a purchase business combination. The total purchase price of $24.7 million consisted of 511 shares of common stock, approximately 20 options to acquire common stock and acquisition related expenses, consisting primarily of investment advisory, legal and other professional fees.

(b) In February 2000, the Company signed a definitive agreement to acquire certain assets of OneWorld Systems, Inc. for approximately $2.3 million in cash. This transaction will be treated as a purchase for accounting purposes.

(c) On February 26, 2000, the Company entered into a nonbinding letter of intent to acquire United Kingdom based holding company Xstreamis, plc. Xstreamis provides policy-driven traffic management for high-performance, multimedia networking solutions including routing, switching and bridging functions. The letter of intent contemplates that the Company and Xstreamis would negotiate a purchase agreement, under which the Company would issue shares of Tut common stock worth approximately (Pounds)13 million or approximately $20 million at current exchange rates, to the Xstreamis shareholders. This acquisition is expected to be accounted for as a purchase.

                               TUT SYSTEMS, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                                 (in thousands)

  The following unaudited pro forma combined financial information for Tut Systems, Inc. (the "Company") consist of the Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1999 and the Unaudited Pro Forma Combined Balance Sheet as of December 31, 1999. This pro forma financial information gives effect to Tut's acquisitions of Vintel Communications, Inc. ("Vintel") and FreeGate Corporation ("FreeGate") both to be accounted for as purchases.

  The Vintel acquisition was consummated on November 12, 1999. The stockholders of Vintel received 116 shares of Tut common stock and $500 in cash. Additionally, Tut converted stock options to purchase 750 shares of Vintel common stock into stock options to purchase 40 shares of Tut common stock. The FreeGate acquisition was consummated on February 14, 2000. The stockholders of FreeGate received 511 shares of Tut common stock. Additionally, Tut converted stock options to purchase 1,113 shares of FreeGate common stock into stock options to purchase 20 shares of Tut common stock.

  The unaudited pro forma combined balance sheet gives effect to the FreeGate acquisition as if it had occurred on December 31, 1999, by consolidating the balance sheet of FreeGate with the balance sheet of Tut at December 31, 1999.

  The unaudited pro forma combined statement of operations for the year ended December 31, 1999 gives effect to these acquisitions as if they had occurred on January 1, 1999, by consolidating the results of operations of Vintel and FreeGate with the results of operations of Tut.

  The unaudited pro forma combined statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

  The historical financial statements of the Company, Vintel and FreeGate are included elsewhere in this Prospectus and the unaudited pro forma combined financial information presented herein should be read in conjunction with those financial statements and related notes.

                               TUT SYSTEMS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (in thousands)

                                               December 31, 1999
                                    --------------------------------------------
                                                                       Pro Forma
                                      Tut     FreeGate  Adjustments    Combined
                                    --------  --------  -----------    ---------
              ASSETS
Current assets:
  Cash and cash equivalents........ $ 13,405  $    130   $    --       $ 13,535
  Short-term investments ..........   18,831       --         --         18,831
  Accounts receivable, net ........   11,742       403        --         12,145
  Inventories .....................    8,401       210        --          8,611
  Prepaid expenses and other ......    3,746       224        --          3,970
                                    --------  --------   --------      --------
    Total current assets ..........   56,125       967        --         57,092
Property and equipment, net .......    3,476       394        --          3,870
Intangible assets, net ............    1,774       --      25,409 (D)    27,183
Other assets ......................    3,981        52       --           4,033
                                    --------  --------   --------      --------
    Total assets .................. $ 65,356  $  1,413   $ 25,409      $ 92,178
                                    ========  ========   ========      ========

   LIABILITIES AND STOCKHOLDERS'
          EQUITY (DEFICIT)

Current liabilities:
  Accounts payable ................ $  5,859  $    465   $    --       $  6,324
  Accrued liabilities..............    3,551       734      1,200 (D)     5,485
  Lines of credit .................    1,529       --         --          1,529
  Notes payable....................      --        895        --            895
  Capital lease obligations .......      --        323        --            323
  Deferred revenue ................      770       418        --          1,188
                                    --------  --------   --------      --------
    Total current liabilities .....   11,709     2,835      1,200        15,744
Capital lease obligations, net of
 current portion ..................      --        279        --            279
Deferred revenue, net of current
 portion ..........................    2,125       134        --          2,259
                                    --------  --------   --------      --------
    Total liabilities .............   13,834     3,248      1,200        18,282
                                    --------  --------   --------      --------
Stockholders' equity (deficit):
  Common stock ....................       12       --           1 (D)        13
  Additional paid-in capital ......  108,969    26,443    (26,443)(D)   132,417
                                                           23,448 (D)
  Notes receivable from
   stockholders ...................      --       (275)       --           (275)
  Deferred compensation ...........     (972)      --         --           (972)
  Accumulated deficit .............  (56,487)  (28,003)    28,003 (D)   (57,287)
                                                             (800)(D)
                                    --------  --------   --------      --------
    Total stockholders' equity
     (deficit) ....................   51,522    (1,835)    24,209        73,896
                                    --------  --------   --------      --------
      Total liabilities and
       stockholders' equity
       (deficit)................... $ 65,356  $  1,413   $ 25,409      $ 92,178
                                    ========  ========   ========      ========

    The accompanying notes are an integral part of these unaudited pro forma combined financial information.

                               TUT SYSTEMS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                       March 31, 1999
                           Year Ended  (inception) to
                          December 31,  November 12,
                              1999          1999       Year Ended December 31, 1999
                          ------------ -------------- ----------------------------------
                                                                              Pro Forma
                              Tut          Vintel     FreeGate  Adjustments    Combined
                          ------------ -------------- --------  -----------   ----------
Revenue:
  Product and services..    $ 26,266      $   200     $ 2,134     $  (200)(A)  $ 28,400
  License and royalty...       1,541          --          --          --          1,541
                            --------      -------     -------     -------      --------
                              27,807          200       2,134        (200)       29,941
Cost of goods sold......      15,459          110       1,159        (110)(A)    16,618
                            --------      -------     -------     -------      --------
Gross margin............      12,348           90         975         (90)       13,323
                            --------      -------     -------     -------      --------
Operating expenses:
  Sales and marketing...      10,523          --        3,636         --         14,159
  Research and
   development..........       7,618          132       3,899         (90)(A)    11,559
  General and
   administrative.......       4,429          135       1,406         --          5,970
  In-process research
   and development......       2,600          --          --       (2,600)(C)       --
  Amortization of
   intangibles..........          52          --          --          363 (B)     5,697
                                                                    5,282 (E)
  Noncash compensation
   expense..............         455          --          221         --            676
                            --------      -------     -------     -------      --------
    Total operating
     expenses...........      25,677          267       9,162       2,955        38,061
                            --------      -------     -------     -------      --------
Loss from operations....     (13,329)        (177)     (8,187)     (3,045)      (24,738)
Interest expense........        (608)         --          (62)        --           (670)
Interest income.........       2,203          --           76         --          2,279
Other income, net.......           1          --          --          --              1
                            --------      -------     -------     -------      --------
Loss before income
 taxes..................     (11,733)        (177)     (8,173)     (3,045)      (23,128)
Income tax expense......           1          --            3         --              4
                            --------      -------     -------     -------      --------
Net loss................     (11,734)        (177)     (8,176)     (3,045)      (23,132)
Dividend accretion on
 preferred stock........         235          --          --          --            235
                            --------      -------     -------     -------      --------
Net loss attributable to
 common stockholders....    $(11,969)     $  (177)    $(8,176)    $(3,045)     $(23,367)
                            ========      =======     =======     =======      ========
Net loss per share
 attributable to common
 stockholders, basic and
 diluted................    $  (1.12)     $ (0.11)    $ (1.03)                 $  (2.06)
                            ========      =======     =======                  ========
Shares used in computing
 net loss per share
 attributable to common
 stockholders, basic and
 diluted................      10,729        1,595       7,964         613        11,342
                            ========      =======     =======     =======      ========

    The accompanying notes are an integral part of these unaudited pro forma combined financial information.

                               TUT SYSTEMS, INC.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                                 (in thousands)

NOTE 1--BASIS OF PRESENTATION:

  The pro forma combined financial information gives effect to Tut's acquisitions of Vintel and of FreeGate, consummated on November 12, 1999 and February 14, 2000, respectively. The acquisitions will be accounted for as purchases. Vintel stockholders and optionholders received an aggregate total of 156 shares of Tut common stock and shares subject to options. FreeGate stockholders and optionholders received an aggregate of 531 shares of Tut common stock and shares subject to options.

  The pro forma combined financial information has been prepared on the basis of assumptions described in the following notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities based on estimates of their fair values.

  The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1999 gives effect to the acquisitions as if they had taken place on January 1, 1999. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 1999 gives effect to the FreeGate acquisition as if it had taken place on December 31, 1999.

  The pro forma combined financial information is not necessarily indicative of what the actual financial results would have been had the transactions taken place on January 1, 1999 and do not purport to be indicative of the results of future operations.

NOTE 2--PURCHASE PRICE ALLOCATION:

  The unaudited pro forma combined information reflects a total purchase price for the Vintel acquisition of $4,780 including the estimated value of the Tut shares and the estimated value of vested options issued upon consummation of the Vintel acquisition and estimated transaction costs.

  The allocation of the purchase price using balances as of November 12, 1999 is summarized below:

     Net tangible assets................................................ $  354
     In-process research and development................................  2,600
     Assembled workforce................................................    380
     Goodwill...........................................................  1,446
                                                                         ------
                                                                         $4,780
                                                                         ======

  The amount allocated to the purchased in-process technology was determined based on an appraisal completed by an independent third party using established valuation techniques and was expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The product percentage of completion was estimated to be 75%. The value of this in-process technology was determined by estimating the cost to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the sale of the product resulting from the completion of the in-process technology and discounting the net cash flows back to their present value.

  The amount allocated to in-process research and development was charged to the statement of operations in the period the acquisition was consummated.

                               TUT SYSTEMS, INC.

                                 (in thousands)


  The unaudited pro forma combined information reflects a total purchase price for the FreeGate acquisition of $24.7 million from 511 shares of common stock, 20 options to acquire common stock and acquisition related expenses, consisting primarily of investment advisory, legal and other professional fees. The Company valued the options using the Black-Scholes option pricing model, applying an average expected life of 4 years, a weighted average risk free rate of 6%, an expected dividend yield of zero percent, a volatility of 80% and a deemed fair value of common stock of $41.81.

  The Company's allocation of the aggregate purchase price to the tangible and identifiable assets acquired in connection with the FreeGate acquisition has been based on a preliminary analysis by the Company:

     Net liabilities assumed.......................................... $(1,560)
     Current technology...............................................   2,900
     In-process research and development..............................     800
     Assembled workforce..............................................   1,500
     Patents..........................................................     500
     Goodwill.........................................................  20,509
                                                                       -------
       Total purchase price........................................... $24,649
                                                                       -------
     FreeGate's liabilities assumed are derived as follows:
     Total stockholders' deficit...................................... $(1,835)
     Notes receivable from stockholders...............................     275
                                                                       -------
       Total.......................................................... $(1,560)
                                                                       -------

  The amount allocated to in-process research and development represents the purchased in-process technology for projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by using the income approach, which discounts expected future cash flows to present value. The discount rate used in the present value calculations were typically derived from a weighted average cost of capital analysis adjusted upwards to reflect additional risks inherent in the development life cycle. These risk factors are reflected in the discount rate used of 30%. We expect that the pricing model for products and intellectual property licenses related to our acquisition of FreeGate will be considered standard within the high-technology communications industry. We do not expect, however, to achieve expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include any anticipated cost savings. We expect that products incorporating the acquired technology from this acquisition will be completed and begin to generate cash flows over a six to nine month period after integration. Development of these technologies, however, remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. Efforts to develop the acquired technology into commercially viable products consists principally of planning, designing and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could harm our business and operating results.

  The amounts allocated to in-process research and development will be charged to the statement of operations in the period the acquisition is consummated.

                               TUT SYSTEMS, INC.

                                 (in thousands)


NOTE 3--UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE:

  The net loss per share and shares used in computing the net loss per share for the year ended December 31, 1999 are based upon the Tut historical weighted average common shares outstanding together with the shares issued in the transactions as if such shares were issued January 1, 1999. Common stock issuable upon the conversion of convertible preferred stock and exercise of Tut stock options and warrants has been excluded as the effect would be anti-dilutive.

NOTE 4--PURCHASE ADJUSTMENTS:

  The following adjustments were applied to the pro forma combined financial information:

  (A) To eliminate intercompany transactions between Tut and Vintel.

  (B) To reflect amortization of goodwill and assembled workforce related to the Vintel acquisition over their estimated useful lives of five and three years, respectively, as if the acquisition occurred on January 1, 1999.

  (C) To eliminate the amount allocated to in-process research and development related to the Vintel acquisition as it is nonrecurring.

  (D) To reflect the issuance of shares in the FreeGate acquisition and to record estimated transaction costs and other assets and liabilities at their fair values.

  (E) To reflect amortization of goodwill and other intangibles related to the FreeGate acquisition over their estimated useful lives of five years for goodwill, patents and current technology and three years for assembled workforce.

  The amount allocated to in-process research and development for the FreeGate acquisition has not been included in the unaudited pro forma combined statement of operations as it is nonrecurring. This amount will be expensed in the period the acquisition is consummated.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of FreeGate Corporation

  In our opinion, the accompanying balance sheet as of December 31, 1999 and the related statements of operations, of cash flows, and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of FreeGate Corporation at December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

San Jose, California
February 14, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
FreeGate Corporation

  We have audited the accompanying balance sheet of FreeGate Corporation (the "Company") as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreeGate Corporation as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses and negative operating cash flows since inception that cause substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. Continuation of the Company as a going concern is dependent upon management's ability to obtain additional financing and the successful development and marketing of its products. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                       /s/ KPMG LLP

Mountain View, California
April 23, 1999, except
 as to Note 7, which is
 as of November 1, 1999

                              FREEGATE CORPORATION

                                 BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents ................................ $  6,120  $    130
  Accounts receivable, net of allowance for doubtful
   accounts of $201 and $132, respectively .................      557       403
  Inventory ................................................      497       210
  Prepaid expenses and other current assets ................       80       224
                                                             --------  --------
    Total current assets ...................................    7,254       967
Property and equipment, net ................................      661       394
Other assets ...............................................       50        52
                                                             --------  --------
    Total assets ........................................... $  7,965  $  1,413
                                                             ========  ========

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable ......................................... $    306  $    465
  Accrued liabilities ......................................      690       734
  Notes payable ............................................      --        895
  Capital lease obligations ................................      281       323
  Deferred revenue .........................................      112       418
                                                             --------  --------
    Total current liabilities ..............................    1,389     2,835
Capital lease obligations, net of current portion ..........      547       279
Deferred revenue, net of current portion....................      220       134
                                                             --------  --------
    Total liabilities ......................................    2,156     3,248
                                                             --------  --------
Commitments and contingencies (Note 5)

Stockholders' equity (deficit):
  Convertible preferred stock, $0.0001 par value:
   Series A: 2,500 shares authorized; 2,500 shares issued
    and outstanding as of December 31, 1998 and 1999;
    liquidation preference of $300 .........................      --        --
   Series B: 5,200 shares authorized; 5,067 shares issued
    and outstanding as of December 31, 1998 and 1999;
    liquidation preference of $3,800 .......................      --        --
   Series C: 5,000 shares authorized; 4,706 shares issued
    and outstanding as of December 31, 1998 and 1999;
    liquidation preference of $8,000........................      --        --
   Series D: 5,000 shares authorized; 4,442 shares issued
    and outstanding as of December 31, 1998 and 1999,
    respectively; liquidation preference of $13,325 ........      --        --
  Restricted common stock, $0.0001 par value; 35,000 shares
   authorized; 9,272 and 10,048 shares issued and
   outstanding as of December 31, 1998 and 1999,
   respectively ............................................      --        --
  Additional paid-in capital ...............................   25,779    26,443
  Notes receivable from stockholders .......................     (143)     (275)
  Accumulated deficit ......................................  (19,827)  (28,003)
                                                             --------  --------
    Total stockholders' equity (deficit)....................    5,809    (1,835)
                                                             --------  --------
      Total liabilities and stockholders' equity (deficit).. $  7,965  $  1,413
                                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

                              FREEGATE CORPORATION

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                              Years Ended
                                                              December 31,
                                                            -----------------
                                                              1998     1999
                                                            --------  -------
Revenue ................................................... $  2,824  $ 2,134
Cost of revenue ...........................................    1,819    1,159
                                                            --------  -------
Gross margin ..............................................    1,005      975
                                                            --------  -------
Operating expenses:
  Sales and marketing .....................................    5,771    3,636
  Research and development ................................    4,178    3,899
  General and administrative ..............................    1,807    1,406
  Noncash expense..........................................       17      221
                                                            --------  -------
    Total operating expenses ..............................   11,773    9,162
                                                            --------  -------
Loss from operations ......................................  (10,768)  (8,187)
Interest expense...........................................     (100)     (62)
Interest income............................................      207       76
                                                            --------  -------
Loss before income taxes ..................................  (10,661)  (8,173)
Income taxes ..............................................        1        3
                                                            --------  -------
Net loss .................................................. $(10,662) $(8,176)
                                                            ========  =======
  Net loss per share, basic and diluted ................... $  (1.73) $ (1.03)
                                                            ========  =======
Shares used in computing basic and diluted net loss per
 share.....................................................    6,149    7,964
                                                            ========  =======


   The accompanying notes are an integral part of these financial statements.

                             FREEGATE CORPORATION

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    YEARS ENDED DECEMBER 31, 1998 AND 1999
                                (in thousands)

                                Convertible Preferred Stock
                  -------------------------------------------------------
                                                                           Restricted                  Notes
                    Series A      Series B      Series C      Series D    common stock   Additional  Receivable
                  ------------- ------------- ------------- ------------- --------------  Paid-In       from     Accumulated
                  Shares Amount Shares Amount Shares Amount Shares Amount Shares  Amount  Capital   Stockholders   Deficit
                  ------ ------ ------ ------ ------ ------ ------ ------ ------  ------ ---------- ------------ -----------
Balances,
December 31,
1997............  2,500   $ --  5,067   $ --  4,706   $ --    --    $ --   8,963   $ --   $12,338      $ --       $ (9,165)
Issuance of
Series D
preferred stock,
net of issuance
costs of $90....    --      --    --      --    --      --  4,442     --     --      --    13,235        --            --
Repurchase of
common stock....    --      --    --      --    --      --    --      --    (790)    --       (72)       --            --
Issuance of
common stock--
options
exercised.......    --      --    --      --    --      --    --      --     964     --       221        --            --
Issuance of
common stock in
exchange for
legal services..    --      --    --      --    --      --    --      --     135     --        40        --            --
Warrants issued
in connection
with capital
lease...........    --      --    --      --    --      --    --      --     --      --        17        --            --
Issuance of
notes receivable
from
stockholders....    --      --    --      --    --      --    --      --     --      --       --        (143)          --
Net loss........    --      --    --      --    --      --    --      --     --      --       --         --        (10,662)
                  -----   ----  -----   ----  -----   ----  -----   ----  ------   ----   -------      -----      --------
Balances,
December 31,
1998............  2,500     --  5,067     --  4,706     --  4,442     --   9,272     --    25,779       (143)      (19,827)
Repurchase of
common stock....    --      --    --      --    --      --    --      --    (400)    --       (49)       --            --
Issuance of
common stock--
options
exercised.......    --      --    --      --    --      --    --      --     886     --       354        --            --
Issuance of
common stock in
exchange for
services........    --      --    --      --    --      --    --      --     290     --        69        --            --
Warrants issued
under capital
lease...........    --      --    --      --    --      --    --      --     --      --        17        --            --
Warrants issued
under financing
activity........    --      --    --      --    --      --    --      --     --      --       273        --            --
Issuance of
notes receivable
from
stockholders....    --      --    --      --    --      --    --      --     --      --       --        (132)          --
Net loss........    --      --    --      --    --      --    --      --     --      --       --         --         (8,176)
                  -----   ----  -----   ----  -----   ----  -----   ----  ------   ----   -------      -----      --------
Balances,
December 31,
1999............  2,500   $ --  5,067   $ --  4,706   $ --  4,442   $ --  10,048   $ --   $26,443      $(275)     $(28,003)
                  =====   ====  =====   ====  =====   ====  =====   ====  ======   ====   =======      =====      ========
                      Total
                  Stockholders'
                     Equity
                    (Deficit)
                  -------------
Balances,
December 31,
1997............     $ 3,173
Issuance of
Series D
preferred stock,
net of issuance
costs of $90....      13,235
Repurchase of
common stock....         (72)
Issuance of
common stock--
options
exercised.......         221
Issuance of
common stock in
exchange for
legal services..          40
Warrants issued
in connection
with capital
lease...........          17
Issuance of
notes receivable
from
stockholders....        (143)
Net loss........     (10,662)
                  -------------
Balances,
December 31,
1998............       5,809
Repurchase of
common stock....         (49)
Issuance of
common stock--
options
exercised.......         354
Issuance of
common stock in
exchange for
services........          69
Warrants issued
under capital
lease...........          17
Warrants issued
under financing
activity........         273
Issuance of
notes receivable
from
stockholders....        (132)
Net loss........      (8,176)
                  -------------
Balances,
December 31,
1999............     $(1,835)
                  =============

  The accompanying notes are an integral part of these financial statements.

                              FREEGATE CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                               Years Ended
                                                               December 31,
                                                             -----------------
                                                               1998     1999
                                                             --------  -------
Cash flows from operating activities:
 Net loss .................................................. $(10,662) $(8,176)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization ............................      352      418
  Noncash warrant expense ..................................       17      221
  Common stock issued for services .........................       40       69
  Changes in operating assets and liabilities:
   Accounts receivable .....................................     (390)     154
   Inventory ...............................................     (359)     287
   Prepaid expenses and other assets .......................      --      (146)
   Accounts payable ........................................       58      159
   Accrued liabilities .....................................      211       44
   Deferred revenue ........................................      314      220
                                                             --------  -------
    Net cash used in operating activities ..................  (10,419)  (6,750)
                                                             --------  -------
Cash flows from investing activities:
 Purchase of property and equipment ........................     (369)    (151)
 Notes receivable from stockholders ........................      200     (10)
                                                             --------  -------
    Net cash used in investing activities ..................     (169)    (161)
                                                             --------  -------
Cash flows from financing activities:
 Proceeds from sale of equipment under sale/leaseback
  arrangement ..............................................      378       55
 Proceeds from sale of preferred stock .....................   13,235      --
 Proceeds from exercise of stock options ...................       78      222
 Principal payments of capital leases ......................     (152)    (226)
 Repurchase of common stock ................................      (72)     (49)
 Proceeds from notes payable................................      --       919
                                                             --------  -------
    Net cash provided by financing activities                  13,467      921
                                                             --------  -------
Net increase (decrease) in cash and cash equivalents .......    2,879   (5,990)
Cash and cash equivalents at beginning of year .............    3,241    6,120
                                                             --------  -------
Cash and cash equivalents at end of year ................... $  6,120  $   130
                                                             ========  =======
Supplemental disclosure of cash flow information:
 Cash paid during year for interest ........................ $     92  $    79
                                                             ========  =======
 Noncash financing activity:
  Warrants issued in connection with notes payable.......... $    --   $   273
                                                             ========  =======
  Warrants issued in connection with capital lease.......... $     17  $    17
                                                             ========  =======
  Common stock issued for services ......................... $     40  $    69
                                                             ========  =======
  Stock options issued in exchange for notes receivable .... $    143  $   132
                                                             ========  =======

   The accompanying notes are an integral part of these financial statements.

                              FREEGATE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of business

  FreeGate Corporation (the "Company") was incorporated in the state of Delaware on December 26, 1995. FreeGate Corporation provides "all-in-one" Internet and Intranet connectivity solutions for small to medium sized businesses and branch offices. These solutions combine E-mail, web access and publishing, electronic file transfer, remote access, virtual private networking, firewall security, and LAN/router capabilities in an affordable, reliable turnkey system for a nontechnical audience.

  Beyond this integrated Internet and Intranet functionality, the Company provides a remote provisioning and management system that opens up business opportunities for value-added Internet applications and services, with increased security and reliability.

 (b) Basis of presentation

  The Company has incurred net losses and negative operating cash flows since inception that raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements have been prepared assuming the Company continues in existence as a going concern. Continuation of the Company as a going concern is dependent upon the successful conclusion of the merger agreement signed in November 1999 (see Note 7).

 (c) Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported results of operations during the reporting period. Actual results could differ from those estimates.

 (d) Revenue recognition

  On October 1, 1997, the Company adopted Statement of Position (SOP) 97-2, Software Revenue Recognition. The adoption of SOP 97-2 did not have a material effect on the Company's operating results. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value of all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered.

  Product revenue is generally recognized upon delivery or if sales are made to a distributor, with right of return, upon sell through, provided the Company deems the receivable to be collectible. Revenue allocated to maintenance is recognized ratably over the maintenance term.

 (e) Concentrations of credit risk

  Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and notes receivable. The Company maintains all of its cash with one financial institution in the United States. Cash equivalents are comprised of money market funds. The Company's policy limits the amount of credit exposure in any one-debt issue. Management believes the financial risks associated with these financial instruments are minimal. The notes receivable are due from stockholders of the Company and management believes that the risk of credit loss is low. With respect to accounts receivable, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

                              FREEGATE CORPORATION

  Significant customer information is as follows:

                                                 Percentage
                                                     of
                                                    Total         Accounts
                                                  Revenues       Receivable
                                                 -------------   -------------
                                                 1998    1999    1998    1999
                                                 -----   -----   -----   -----
     Customer A.................................    46%     19%     --      --
     Customer B.................................    10%     --      21%     --
     Customer C.................................    --      16%     --      41%

 (f) Capitalized software

  Costs related to the research and development for new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized subject to expected recoverability. As of December 31, 1999, the Company had not capitalized any development costs related to software products.

 (g) Inventory

  Inventory as of December 31, 1999, consisted of finished goods and raw materials valued at the lower of cost, using the first in first out method, or market.

 (h) Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment, generally three years. Assets under capital leases are amortized over the shorter of the lease terms or the estimated useful lives of the assets.

 (i) Income taxes

  The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (j) Stock-based compensation

  The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income or loss disclosures for employee options granted as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

                              FREEGATE CORPORATION

 (k) Accumulated other comprehensive income

  In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and "Other Comprehensive Income" in a full set of general-purpose financial statements. Other comprehensive income refers to revenues, expenses, gains, and losses that are not included in net income but rather are recorded directly in stockholders' equity. SFAS No. 130 was adopted by the Company in 1998 but the Company has no elements of other comprehensive income.

 (l) Impairment of long-lived assets

  In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, management evaluates the Company's long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 1999, the Company does not consider any assets to be impaired.

 (m) Net loss per share

  Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of shares of vested common stock outstanding and when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common and preferred stock using the treasury stock method and from convertible securities using the as-if-converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would be antidilutive.

  Diluted net loss per share does not include the effect of the following (in thousands):

                                                                1998    1999
                                                               ------- -------
Shares issuable under common stock options....................   1,563   1,839
Shares of unvested common stock subject to repurchase.........   2,017   2,579
Shares issuable pursuant to warrants to purchase common and
 convertible preferred stock..................................      89     426
Shares of convertible preferred stock on an "as-if-converted"
 basis........................................................  16,715  16,715

  The weighted-average exercise price of stock options outstanding was $0.24 and $0.53 as of December 31, 1998 and 1999, respectively. The weighted-average purchase price of unvested stock was $0.11 and $0.41 as of December 31, 1998 and 1999, respectively. The weighted-average exercise price of warrants was $1.14 and $2.61 as of December 31, 1998 and 1999, respectively.

 (n) Recent Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FreeGate is required to adopt SFAS No. 133 in fiscal 2001. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101

                              FREEGATE CORPORATION
outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of the operations of the Company.

2. BALANCE SHEET COMPONENTS

 (a) Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of December 31, 1998 and 1999, consisted of money market funds totaling $5,961,043 and nil, respectively.

 (b) Inventory

  Inventory consisted of the following as of December 31, 1998 and 1999 (in thousands):

                                                                       December
                                                                          31,
                                                                       ---------
                                                                       1998 1999
                                                                       ---- ----
     Finished goods................................................... $400 $164
     Raw materials....................................................   97   46
                                                                       ---- ----
                                                                       $497 $210
                                                                       ==== ====

 (c) Property and Equipment

  Property and equipment consisted of the following as of December 31, 1998 and 1999 (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
     Property and equipment, net:
       Computer equipment and purchased software................ $1,007  $1,158
       Office equipment.........................................    229     229
                                                                 ------  ------
                                                                  1,236   1,387
       Less: Accumulated depreciation and amortization..........   (575)   (993)
                                                                 ------  ------
                                                                 $  661  $  394
                                                                 ======  ======

  Computer equipment and purchased software as of December 31, 1998 and 1999, included equipment under capital leases of approximately $1,037,000 and $1,191,000 respectively, and related accumulated amortization of approximately $283,000 and $847,000, respectively.

 (d) Accrued liabilities

  Accrued liabilities consisted of the following as of December 31, 1998 and 1999 (in thousands):

                                                                      December
                                                                         31,
                                                                      ---------
                                                                      1998 1999
                                                                      ---- ----
     Accrued compensation............................................ $146 $119
     Accrued warranty................................................   64  149
     Legal and professional fees.....................................  135  199
     Other...........................................................  345  267
                                                                      ---- ----
                                                                      $690 $734
                                                                      ==== ====

                              FREEGATE CORPORATION

3. STOCKHOLDERS' EQUITY

 (a) Convertible preferred stock

  The rights, preferences, and privileges of the holders of Series A, B, C, and D convertible preferred stock are as follows:

  . The holders of Series D convertible preferred stock shall be entitled to receive dividends, at a rate of $0.18 per share, per annum in preference to holders of Series A, B, and C convertible preferred stock payable when and if declared by the Company's Board of Directors. The holders of Series A, B, and C convertible preferred stock are entitled to receive dividends at the rate of $0.0075, $0.045, and $0.102, per share, respectively, per annum, payable when and if declared by the Company's Board of Directors in preference and priority to any payments of dividends to holders of the Company's common stock. The dividend rights are not cumulative.

  . The holders of Series D convertible preferred stock have a liquidation preference of $3.00 per share in preference to the holders of Series A, B, and C convertible preferred stock. Subject to Series D rights, the holders of Series A, B, and C convertible preferred stock have a liquidation preference of $0.12, $0.75, and $1.70 per share, respectively. After payment of the liquidation preference, all remaining assets of the Company shall be distributed among holders of convertible preferred stock and common stock pro rata on an "as-if-converted" basis. Distributions to holders of convertible preferred stock are limited to an aggregate of $0.24, $1.50, $3.40, and $6.00 per share to holders of Series A, B, C, and D convertible preferred stock, respectively. After payment of the maximum liquidation distribution to holders of convertible preferred stock, any remaining assets of the Company will be distributed pro rata to holders of common stock.

  . Each share of convertible preferred stock is convertible into one share of common stock. Conversion will occur automatically upon an initial public offering with a price of not less than $4.50 per share and proceeds in excess of $30,000,000.

  . Holders of Series A, B, C, and D convertible preferred stock vote equally with shares of common stock on an "as-if-converted" basis.

  . Holders of Series A, B, C, and D convertible preferred stock possess certain registration rights and the right to participate in future financings.

  No dividends have been declared or paid on convertible preferred stock or common stock since inception of the Company.

 (b) Common stock

  During 1996, the Company issued 6,000,000 shares of common stock to the Company's founders in exchange for certain rights and services. The fair value assigned to the rights and services was equivalent to the fair value of the common stock on the issuance date as determined by the Board of Directors. Upon issuance, the Company had the right to repurchase 50% of these shares at $0.005 per share. Subject to continued employment of the founders, the repurchase right expired in December 1996 for 25% of the shares and, for the remaining shares, expired ratably over 36 months through December 1999. Under certain circumstances, the shares may immediately vest upon a change in control of the Company.

  Stock issued to the founders, as well as stock issued upon exercise of stock options under the 1996 Stock Option Plan, is subject to vesting. The Company reserves the right of first refusal to purchase all vested shares of common stock. All unvested shares of common stock may be repurchased by the Company at the original issuance price upon an employee's termination of employment. The repurchase right expires when the Company's stock becomes publicly traded or upon a change in control of the Company. As of December 31, 1998 and 1999, 2,017,832 and 2,579,419 shares of outstanding common stock, respectively, are unvested and, therefore, subject to repurchase by the Company.

                              FREEGATE CORPORATION

  By decision of the Board of Directors in November 1999, however, these options will vest immediately on the closing date of the merger of the Company.

 (c) 1996 Stock Option Plan

  The Company's 1996 Stock Option Plan (the "Plan") authorizes the granting of incentive and nonstatutory common stock options to employees and nonemployees at exercise prices no less than 85% of the fair market value of the common stock on the grant date, as determined by the Board of Directors. The options may be exercised immediately upon issuance and generally have a term of 10 years. The common stock issued upon the exercise of stock options vests 25% after one year of service and thereafter ratably over 36 months of service. Upon termination of service, an employee's unvested shares may be repurchased by the Company at the option exercise price. Approximately 5,000,000 shares of common stock have been reserved for issuance under the Plan.

 (d) Accounting for stock-based compensation

  Under APB Opinion No. 25, the Company has recorded no compensation costs related to its stock option plan for the year ended December 31, 1999, because the exercise price of each employee option equals or exceeds the market value of the underlying common stock as of the grant date for each employee stock option. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's pro forma net loss would have been as follows (in thousands, except per share amounts):

                                                                1998     1999
                                                               -------  ------
     Net loss attributable to common stockholders--as
      reported...............................................  $10,662  $8,176
     Net loss attributable to common stockholders--pro
      forma..................................................   10,677   8,408
     Net loss per share attributable to common stockholders--
      as reported............................................    (1.73)  (1.03)
     Net loss per share attributable to common stockholders--
      pro forma..............................................    (1.74)  (1.06)

  The fair value of employee options granted was estimated on the date of grant using the minimum-value method. The fair value of nonemployee options granted was estimated on the date of grant using the Black-Scholes option-pricing model. There were no nonemployee options granted in 1998. The following weighted-average assumptions were used in these calculations: risk-free interest rate of approximately 5.3% and 6.1% for the years ended 1998 and 1999, respectively; expected life of five years and ten years for the years ended December 31, 1998 and 1999, respectively; no dividends and expected volatility of 0% and 65% for employee and nonemployee options, respectively.

  The weighted average fair values of options granted in 1998 and 1999 was $0.07 and $0.24, respectively.

                              FREEGATE CORPORATION

  A summary of activity under the Company's option plan for the period from January 1, 1998 to December 31, 1999, is presented below (in thousands, except per share amounts):


                                                                    Options
                                                                  Outstanding
                                                                ----------------
                                                                        Weighted
                                                       Options          Average
                                                      Available         Exercise
                                                      for Grant Shares   Price
                                                      --------- ------  --------
Balances as of January 1, 1998 ......................     805    1,232   $0.15
  Granted ...........................................  (1,286)   1,286    0.30
  Exercised .........................................     --      (444)   0.18
  Canceled ..........................................     511     (511)   0.23
  Unvested stock repurchased ........................     790      --     0.09
                                                       ------   ------
Balances as of December 31, 1998.....................     820    1,563    0.24
  Granted ...........................................  (2,554)   2,554    0.46
  Exercised .........................................     --      (941)   0.19
  Canceled ..........................................   1,337   (1,337)   0.29
  Unvested stock repurchased ........................     400      --     0.13
                                                       ------   ------
Balances as of December 31, 1999.....................       3    1,839   $0.53
                                                       ======   ======

In addition to the 1996 stock option plan, the Company granted options of 475,000 and 235,000 for the years ended December 31, 1998 and 1999, respectively.

  A breakdown of the Company's outstanding options as of December 31, 1999 is presented below (in thousands, except per share data):

                              Outstanding                       Exercisable
                    --------------------------------------   ---------------------
                                 Weighted
                                 Average        Weighted                Weighted
     Range of       Number      Remaining       Average      Number     Average
     Exercise         of       Contractual      Exercise       of       Exercise
       Price        Shares     Life (Years)      Price       Shares      Price
   -------------    ------     ------------     --------     ------     --------
          $0.075       69          6.68          $0.075         69       $0.075
          $0.170       71          7.55          $0.170         71       $0.170
          $0.300      586          9.31          $0.300        586       $0.300
          $0.700    1,113          9.92          $0.700      1,113       $0.700
                    -----                                    -----
   $0.075-$0.700    1,839          9.51          $0.529      1,839       $0.529
                    =====                                    =====

                              FREEGATE CORPORATION

 (e) Warrants

  Warrants outstanding are as follows (in thousands, except per share amounts):

                                                      Warrants Outstanding
                                                 ------------------------------
                                                        Weighted Average
                                                 Shares  Exercise Price  Amount
                                                 ------ ---------------- ------
   Balance at December 31, 1997.................   75        $1.03       $   77
   Warrants granted.............................   14         1.70           25
                                                  ---                    ------
   Balance at December 31, 1998.................   89         1.14          102
   Warrants granted.............................  337         3.00        1,012
                                                  ---                    ------
   Balance at December 31, 1999.................  426        $2.61       $1,114
                                                  ===                    ======

  The Company issued warrants in 1996 and 1997 for the purchase of 52,668 shares of Series B convertible preferred stock and 22,058 shares of Series C convertible preferred stock, respectively. The Series B convertible preferred stock warrants will expire on the later of June 17, 2003, or three years from the effective date of an initial public offering. The Series C preferred stock warrants will expire on the later of September 1, 2004, or three years from the effective date of an initial public offering. In addition, the warrants expire immediately upon either of the following:

  . An initial public offering whereby the per share sale price to the public is $3.40 or higher, or if requested by the underwriter.

  . A merger or sale of substantially all of the Company's assets.

  In connection with a credit facility, the Company issued warrants in 1998 for the purchase of 14,706 shares of Series C convertible stock at an exercise price of $1.70 per share. The fair value of the preferred stock warrants at the date of grant was $1.17 and will expire on the later of February 1, 2005 or three years from the effective date of an initial offering. In addition, the warrants expire immediately upon either of the following:

  . An initial public offering whereby the per share sale price to the public is $4.50 or higher, or if requested by the underwriter.

  . A merger or sale of substantially all of the Company's assets.

  In connection with a capital lease, the Company issued warrants in 1999 for the purchase of 8,333 shares of Series D convertible preferred stock at an exercise price of $3.00 per share. The fair value of the Series D convertible preferred stock warrants at the date of grant was $2.07. The Company determined the fair value of Series D warrants using the Black-Scholes model with the following assumptions: risk free interest rate of 6.1%; expected life of seven years; volatility of 65%; and no dividend yield. The Series D preferred stock warrants will expire on the later of January 1, 2006 or three years from the effective date of an initial public offering. In addition, the warrants expire immediately upon either of the following:

  . An initial public offering whereby the per share sale price to the public is $3.40 or higher, or if requested by the underwriter.

  . A merger or sale of substantially all of the Company's assets.

  In connection with short term note payable agreements entered into during 1999, the Company issued 329,079 Series D preferred stock warrants at a price of $3.00 per share. The fair value of preferred stock warrants at the date of the grant was $0.67. The Company determined the fair value of the Series D warrants using the Black-Scholes model with the following assumptions: risk free interest rate of 6.1%; expected life of seven years;

                              FREEGATE CORPORATION
volatility of 65% and no dividend yield. The warrants are immediately exercisable and expire on the earliest of (i) September 23, 2000; (ii) the effective date of the Company, completing an initial public offering; (iii) on a sale or transfer by the Company of all or substantially all of its assets; or
(iv) the acquisition of the Company by another entity.

4. INCOME TAXES

  Income tax expense for the years ended December 31, 1998 and 1999, consisted of state income tax. The difference between the statutory income tax rate of 34% and the Company's effective tax rate is primarily due to the valuation allowance provided for deferred tax assets. The Company has provided a valuation allowance due to the uncertainty of generating future taxable income that would allow for the realization of such deferred tax assets.

  The types of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
     Deferred tax assets:
       Accruals and reserves................................. $   356  $    422
       Deferred start-up costs...............................     667       643
       Deferred revenue......................................     141        54
       Research credit carryforwards.........................     722       957
       Net operating loss carryforwards......................   7,406     9,549
       Fixed assets..........................................       9         9
                                                              -------  --------
         Total gross deferred tax assets.....................   9,301    11,634
       Less: Valuation allowance.............................  (9,301)  (11,634)
                                                              -------  --------
         Total deferred tax assets                            $   --   $    --
                                                              =======  ========

  The change in valuation allowance for the years ended December 31, 1998 and 1999, was $5,038,000 and $2,333,000 respectively.

  The Company has net operating loss carryforwards for federal and state tax purposes of approximately $24,000,000 and $20,500,000, respectively. The federal carryforwards expire from 2010 to 2018. The state net operating loss carryforwards expire in 2003. The Company also has tax credit carryforwards of approximately $591,000 and $366,000 for federal and state tax purposes, respectively, which expire from 2001 to 2003.

  The Internal Revenue Code of 1986, and applicable state tax laws, impose substantial restrictions on the ability of the Company to utilize net operating loss and tax credit carryforwards in the event of an ownership change, as defined. During 1997, the Company underwent an ownership change, and, as a result, the federal and state tax losses and tax credit carryovers incurred through that date are subject to an annual limitation.

5. COMMITMENTS AND CONTINGENCIES

 Lease Obligations

  The Company leases certain equipment and its facilities under various noncancelable operating leases. In addition, the Company has entered into capital lease arrangements for certain office and computer equipment.

                              FREEGATE CORPORATION

  Future minimum lease payments under operating and capital leases as of December 31, 1999, are as follows (in thousands):

     Years Ending December 31,                   Capital Leases Operating Leases
     -------------------------                   -------------- ----------------
     2000.......................................      $359             $469
     2001.......................................       230              482
     2002.......................................        71              352
                                                     -----           ------
     Total minimum lease payments...............       660           $1,303
                                                                     ======
     Less: Amount representing interest.........       (58)
                                                     -----
     Present value of minimum lease payments....       602
     Less: Current portion......................      (323)
                                                     -----
       Long-term lease obligations..............     $ 279
                                                     =====

  Rent expense was $452,184 and $467,439 for the years ended December 31, 1998 and 1999, respectively.

 Notes payable

  The Company entered into short-term note payable agreements with various lenders on September 23, 1999 for $987,000. The notes bear interest of 10% and are payable in full on March 23, 2000. The principal amount outstanding on these notes at December 31, 1999 is $895,000.

6. SEGMENT INFORMATION

  The Company has adopted the provisions of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting information about operating segments. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision-maker is considered to be the Company's Chief Executive Officer (CEO). The consolidated financial information reviewed by the CEO is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment.

  The CEO does not receive discrete financial information about individual components of the Company's operations. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance.

  Information regarding product revenue and geographic areas for the years ended December 31, 1998 and 1999 are as follows (in thousands):

                                                                    1998   1999
                                                                   ------ ------
     Product and service:
       Product.................................................... $2,747  1,880
       Maintenance................................................     77    254
                                                                   ------ ------
                                                                   $2,824 $2,134
                                                                   ====== ======
     Geographic:
       United States.............................................. $1,219 $1,605
       Japan......................................................  1,303    425
       Canada.....................................................    266     40
       Other......................................................     36     64
                                                                   ------ ------
                                                                   $2,824 $2,134
                                                                   ====== ======

                              FREEGATE CORPORATION

7. SUBSEQUENT EVENTS

  On November 1, 1999, the Company entered into a definitive merger agreement with Tut Systems, Inc. in which the stockholders of the Company received common stock of the acquiring company in exchange for all of the outstanding shares of preferred stock, common stock, shares issuable under common stock options, and shares issuable under warrants for common stock and preferred stock. In accordance with the definitive agreement, the Company's stockholders are to receive 510,931 shares of the acquirer's common stock and approximately 19,600 options to acquire Tut Systems, Inc. common stock. The acquirer has also agreed to pay for all investment banking fees and related closing costs of approximately $1,200,000. The acquisition closed on February 14, 2000.

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 (in thousands)

                                                                    November 12,
                                                                        1999
                                                                    ------------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents........................................     $330
  Prepaid expenses and other.......................................        1
                                                                        ----
   Total current assets............................................      331

  Property and equipment, net......................................       48
  Other assets.....................................................        4
                                                                        ----
    Total assets...................................................     $383
                                                                        ====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................     $ 38
                                                                        ----
Shareholders' equity:
  Common stock.....................................................      522
  Deficit accumulated during development stage.....................     (177)
                                                                        ----
   Total shareholders' equity......................................      345
                                                                        ----
    Total liabilities and shareholders' equity.....................     $383
                                                                        ====


   The accompanying notes are an integral part of these financial statements.

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
                    (in thousands, except per share amount)

                                                                     March 31,
                                                                        1999
                                                                    (Inception)
                                                                      through
                                                                    November 12,
                                                                        1999
                                                                    ------------
                                                                    (unaudited)
Product and services revenue.......................................    $  200
Cost of goods sold.................................................       110
                                                                       ------
Gross margin.......................................................        90
                                                                       ------
Operating expenses:
  Research and development.........................................       132
  General and administrative.......................................       135
                                                                       ------
    Total operating expenses.......................................       267
                                                                       ------
Net loss...........................................................    $ (177)
                                                                       ======
Net loss per share, basic and diluted..............................    $(0.11)
                                                                       ======
Shares used in computing net loss, basic and diluted...............     1,595
                                                                       ======


   The accompanying notes are an integral part of these financial statements.

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                               Deficit
                                                             Accumulated
                                               Common Stock    During
                                               ------------- Development
                                               Shares Amount    Stage    Totals
                                               ------ ------ ----------- ------
                                                         (unaudited)
Balances as of March 31, 1999 (Inception)....     --   $ --     $  --    $  --

Common stock issued to founder...............  2,000     20        --       20

Common stock issued for consulting services..     55      1        --        1

Common stock issued for cash.................    463    501        --      501

Net loss.....................................     --     --      (177)    (177)
                                               -----   ----     -----    -----
Balances as of November 12, 1999.............  2,518   $522     $(177)   $ 345
                                               =====   ====     =====    =====



   The accompanying notes are an integral part of these financial statements.

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                    March 31,
                                                                       1999
                                                                   (Inception)
                                                                     through
                                                                   November 12,
                                                                       1999
                                                                   ------------
                                                                   (unaudited)
Cash flows from operating activities:
  Net loss........................................................    $(177)
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation...................................................        8
   Noncash compensation expense...................................       21
   Change in assets and liabilities:
    Prepaid expenses and other assets.............................       (5)
    Accounts payable..............................................       38
                                                                      -----
     Net cash used in operating activities........................     (115)
                                                                      -----
Cash flows from investing activities:
  Purchase of property and equipment..............................      (56)
                                                                      -----
     Net cash used in investing activities........................      (56)
                                                                      -----
Cash flows from financing activities:
  Proceeds from issuances of common stock.........................      501
                                                                      -----
     Net cash provided by financing activities....................      501
                                                                      -----
Net increase in cash and cash equivalents.........................      330

Cash and cash equivalents, beginning of period....................       --
                                                                      -----
Cash and cash equivalents, end of period..........................    $ 330
                                                                      =====


   The accompanying notes are an integral part of these financial statements.

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in thousands, except per share amounts)

NOTE 1--THE COMPANY:

  Vintel Communications, Inc. (the "Company"), was incorporated in March 1999 in the state of California. The Company specializes in developing high-performance circuit and packet switching software for use in DSL access multiplexers.

  On October 15, 1999, the Company entered into a definitive agreement to exchange all outstanding shares for shares of Tut Systems, Inc.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

  The Company includes in cash and cash equivalents all highly liquid investments which mature within three months of their purchase date.

Property and equipment

  Property and equipment are carried at cost. The Company provides for depreciation by charges to expense which are sufficient to write off the cost of the assets over their estimated useful lives on the straight-line basis. Useful lives by principal classifications are as follows:

   Furniture and fixtures............................................. 5 years
   Computers and software............................................. 3 years

  When assets are sold or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the asset and allowance for depreciation and amortization accounts, and any gain or loss on that sale or disposal, is credited or charged to income.

  Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures which substantially increase an asset's useful life are capitalized.

Research and development

  Research and development expenditures are charged to expense as incurred.

Income taxes

  Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases

                          VINTEL COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in thousands, except per share amounts)
                                  (continued)

and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

Net loss per share

  Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding.

NOTE 3--PROPERTY AND EQUIPMENT:

  Property and equipment as of November 12, 1999 consists of the following:

   Furniture and fixtures................................................. $ 26
   Computer and software..................................................   30
                                                                           ----
                                                                             56
   Less: Accumulated depreciation.........................................   (8)
                                                                           ----
                                                                           $ 48
                                                                           ====

NOTE 4--STOCK OPTION PLAN:

  The Company reserved 750 shares of common stock for issuance under the 1999 Stock Option Plan (the "Plan") to employees, outside directors and consultants. Under the terms of the Plan options may be granted at prices no less than 85% of the fair market value at the date of grant, as determined by the Board of Directors. The options generally vest over four years and expire ten years after the date of grant. The Plan provides that vesting accelerates on all outstanding options upon a change of control, as defined.

  As of November 12, 1999, 750 options at an exercise price of $0.10 were outstanding.

NOTE 5--OPERATING LEASE

  In May 1999, the Company entered into a two year noncancelable office lease for approximately $4 per month plus common area charges.

NOTE 6--INCOME TAXES:

  Due to the uncertainty surrounding the realization of the tax attributes in tax returns, the Company has placed a full valuation allowance against its otherwise recognizable net deferred tax asset.

                                2,500,000 Shares

                    [LOGO OF TUT SYSTEMS, INC. APPEARS HERE]

                                  Common Stock

                                 ------------

                                   PROSPECTUS
                                 March 23, 2000

                                 ------------

                                Lehman Brothers

                             Dain Rauscher Wessels

                               Robertson Stephens